SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                Form 10-SB12G/A

   General Form for Registration of Securities of Small Business Issuers
                       Under Section 12(b) or (g) of
                    the Securities Exchange Act of 1934


                        Chase Packaging Corporation

              (Name of Small Business Issuer In Its Charter)


                Texas                                    93-1216127
     (State or other jurisdiction                      (IRS Employer
     of incorporation or organization)                 Identification No.)


                         2550 N.W. Nicolai Street
                            Portland, OR 97210

                 (Address of principal executive offices)

                              (503) 228-4366
                        (Issuer's telephone number)

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:            Name of each exchange
                                                    on which each class is
                                                    to be registered:

          None

     Securities to be registered pursuant to Section 12(g) of the Act:



       Common Stock ($.10 Par Value) of Chase Packaging Corporation

                             (Title of class)




                 CROSS-REFERENCE SHEET BETWEEN INFORMATION
                     STATEMENT AND ITEMS OF Form 10-SB

Item
No.       Caption                Location in Information Statement

1.     Business . . . . . . . . . . "Summary of Information Statement,"
                                    "Introduction," "The Distribution,"
                                    "Business of the Company," "Property
                                    of the Company," and "Management's
                                    Discussion and Analysis."

2.     Financial Information. . . . "Capitalization of the Company,"
                                    "Management's Discussion and
                                    Analysis," and "Financial
                                    Statements."

3.     Properties . . . . . . . . . "Business of the Company," and

                                    "Property of the Company."

4.     Security Ownership of
       Certain Beneficial Owners
       and Management . . . . . . . "Security Ownership of Certain
                                    Beneficial Owners and Management."
5.     Directors and Executive
       Officers . . . . . . . . . . "Management of the Company."

6.     Executive Compensation . . . "Management of the Company."

7.     Certain Relationships and
       Related Transactions . . . . None.

8.     Legal Proceedings. . . . . . "Business of the Company," "Property
                                    of the Company," and "Financial
                                    Statements."

9.     Market Price of and
       Dividends on the
       Registrant's Common Equity
       and Related Stockholder
       Matters  . . . . . . . . . . "Introduction," "The Distribution," and
                                    "Risk Factors."
10.    Recent Sales of
       Unregistered Securities  . . None.

11.   Description of Registrant's
      Securities to be
      Registered  . . . . . . . . . "Description of Securities."

12.   Indemnification of Directors
      and Officers. . . . . . . . . "Liability and Indemnification of
                                    Officers and Directors."

13.   Financial Statements and
      Supplementary Data  . . . . . "Capitalization of the Company,"
                                    "Management's Discussion and Analysis,"
                                    and "Financial Statements."
14.   Changes in and
      Disagreements with
      Accountants on Accounting
      and Financial Disclosures . . None.

15.   Financial Statements and
      Exhibits. . . . . . . . . . . (a)   Financial Statements may found at
                                          the Index to Financial Statement
                                          beginning on page F-1.

                                    (b)   Exhibits may be found at the
                                          Index to Exhibits beginning on
                                          page 32.
January ___, 1997

Dear TGC Shareholder:


     The enclosed Information Statement contains important information regarding Chase Packaging Corporation ("Chase" or the "Company"), which is engaged in the specialty packaging business, principally supplying products to the agricultural business. Prior to the spin-off (the "Spin-Off") of the Company by TGC Industries, Inc. ("TGC") to its shareholders effective July 31, 1996, the Company was a wholly-owned subsidiary of TGC. Pursuant to the Spin-Off, TGC will make a distribution (the "Distribution") to the holders of TGC Common Stock and, on an as-if-converted basis, TGC Series C 8% Convertible Exchangeable Preferred Stock ("Preferred Stock"). The record date was July 15, 1996 ("Record Date"); however, since the TGC Common Stock has traded with "due bills" since the Record Date and will continue to do so through the distribution date of the Chase Common Stock, which date is expected to be on or about January ___, 1997 ("Distribution Date"), the holders of 6,188,018 shares of TGC Common Stock and 1,150,350 shares of TGC Preferred Stock as of the Distribution Date will receive the spin-off distribution of Chase Common Stock. On the Distribution Date, the holders of TGC Common Stock will receive one-half (1/2) share of Chase Common Stock for each share of TGC Common Stock held, and the holders of TGC Preferred Stock will receive one-half (1/2) share of Chase Common Stock for each share of Common Stock of TGC as if the Preferred stockholder had converted at $.75 per share of Common Stock. We suggest that you read this Information Statement carefully and retain it for future reference.

     Although the Spin-Off was effective as of July 31, 1996, actual distribution of the Common Stock certificates will not be made until the Distribution Date. The TGC Common Stock, which trades on the Nasdaq SmallCap Market under the symbol "TGCI," will be "ex-dividend" with respect to the Distribution on the first business day following the Distribution Date. The Company anticipates that its Common Stock will trade under the symbol "CHPC" and will trade over the counter and be quoted on the OTC Bulletin Board. No assurance can be given that a liquid market for the stock will develop.



     Since the effective date of the spin-off, TGC has continued in the geophysical services business, and Chase has continued in the specialty packaging business, both companies operating as independent companies with all transactions between them occurring on an arms-length basis. The Boards of Directors of TGC and the Company believe that the Spin-Off is in the best interests of both corporations due to the different industries in which TGC and the Company operate as well as the differing specialized managerial needs and capital requirements of each corporation as more fully discussed in the Information Statement.

     Shareholders Should Be Aware Of Certain Risk Factors Set Forth In The Information Statement. See "Risk Factors".

     This Information Statement is being sent to the shareholders of record of TGC as of the date hereof. We are not asking you for a proxy because shareholder approval of the Spin-Off is not required.

                                   Sincerely,

                                  TGC Industries, Inc.


                                  By: Robert J. Campbell
                                  Vice-Chairman and Chief Executive Officer

                           INFORMATION STATEMENT

                        CHASE PACKAGING CORPORATION

                Common Stock of Chase Packaging Corporation


     This Information Statement is being furnished to shareholders of TGC Industries, Inc. ("TGC") in connection with the spin-off (the "Spin-Off") of TGC's specialty packaging subsidiary, Chase Packaging Corporation (the "Company") to the shareholders of TGC's Common Stock and, on an as-if-converted basis, Series C 8% Convertible Exchangeable Preferred Stock ("Preferred Stock"). The record date was July 15, 1996 ("Record Date"); however, since the TGC Common Stock has traded with "due bills" since the Record Date and will continue to do so through the distribution date of the Chase Common Stock, which date is expected to be on or about January ___, 1997 ("Distribution Date"), the Record Holders of TGC Common Stock and Preferred Stock as of the Distribution Date will receive the distribution of Chase Common Stock. The Spin-Off was effective for financial and accounting purposes as of July 31, 1996. TGC will continue in the geophysical services business.

     To effect the Spin-Off, TGC will make a distribution (the "Distribution") to the holders of 6,188,018 shares of TGC Common Stock outstanding and 1,150,350 shares of TGC Preferred Stock outstanding on the Distribution Date. The holders of TGC Common Stock will receive one-half (1/2) share of Chase Common Stock for every share of TGC Common Stock held, and the holders of TGC Preferred Stock will receive one-half (1/2) share of Chase Common Stock for every share of Common Stock of TGC as if the Preferred Stockholder had converted. The $5.00 per share Preferred Stock is initially convertible at $.75 per share of Common Stock through July 1, 1998. An additional 539,837 shares of Common Stock of Chase will be held in escrow and distributed upon the exercise, if any, of outstanding warrants and options of TGC. No fractional Shares will be distributed.

     There will be no trading in the Common Stock of Chase until the Distribution Date. The Chase Common Stock is expected to trade in the over-the-counter market and to be quoted on the OTC Bulletin Board under the symbol "CHPC." There can be no assurance as to the prices of such stock, the volume of trading thereof, or that a liquid market for the stock will develop.


     No consideration will be required to be paid by shareholders of TGC for the Common Stock to be received in the Distribution, nor will they be required to surrender or exchange shares of TGC Common Stock in order to receive the Common Stock. After the Distribution Date, the TGC Common Stock will continue to be traded on the Nasdaq SmallCap Market under the symbol "TGCI". The TGC Common Stock will be "ex-dividend" with respect to the Distribution on the first business day following the Distribution Date.

     The Company's manufacturing facilities are located in Portland, Oregon and Idaho Falls, Idaho. The Portland, Oregon facility is utilized for the weaving of paper mesh fabric and polypropylene mesh fabric for industrial and agricultural applications, the conversion of woven fabric into bags, and the storage and shipment of the Company's finished goods. The Idaho Falls facility is utilized for bag conversion, storage, and delivery of the Company's products to the Idaho potato market.

     THESE SECURITIES INVOLVE CERTAIN RISKS. In reviewing this Information Statement, you should carefully consider the matters described under the caption "RISK FACTORS." Neither TGC nor the Company will receive any cash or other proceeds from the Distribution.

NO VOTE OF SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The date of this Information Statement is January ___, 1997.




                             TABLE OF CONTENTS

Item                                                               Page

SUMMARY OF INFORMATION STATEMENT . . . . . . . . . . . . . . . . .   1

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

THE DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . .   4

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

RELATIONSHIP BETWEEN TGC AND THE COMPANY AFTER THE SPIN-OFF. . . .  11

FINANCING. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

CAPITALIZATION OF THE COMPANY. . . . . . . . . . . . . . . . . . .  13

BUSINESS OF THE COMPANY. . . . . . . . . . . . . . . . . . . . . .  14

PROPERTY OF THE COMPANY  . . . . . . . . . . . . . . . . . . . . .  15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS  . . . . . . . . . .  17

MANAGEMENT OF THE COMPANY. . . . . . . . . . . . . . . . . . . . .  21

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT . . . . . . . . . . . . . . . . .  26

DESCRIPTION OF SECURITIES. . . . . . . . . . . . . . . . . . . . .  28

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS. . . . . .  29

INDEPENDENT ACCOUNTANTS. . . . . . . . . . . . . . . . . . . . . .  29

ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . . .  29

INDEX TO FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . F-1

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

INDEX TO EXHIBITS. . . . . . . . . . . . . . . . . . . . . . . . .  32








                     SUMMARY OF INFORMATION STATEMENT

     The following is a summary of certain information contained elsewhere in this Information Statement. It is qualified by the more detailed information in this Information Statement which should be read in its entirety. Capitalized terms in this Summary not defined herein are defined elsewhere in this Information Statement.

The Distribution


Distributing Company . . TGC Industries, Inc., a Texas
                         corporation ("TGC").

Distributed Company. . . Chase Packaging Corporation, a Texas
                         corporation (the "Company") and
                         formerly a wholly-owned subsidiary of
                         TGC.  The Company is engaged in the
                         specialty packaging business.  Since
                         the effective date of the Spin-Off on
                         July 31, 1996, the Company has
                         operated as an independent company.
                         See "Business and Properties of the
                         Company."


Shares to Be
Distributed. . . . . . . Approximately 6,928,509 shares of
                         Common Stock will be distributed on
                         the Distribution Date.  The record
                         holders of TGC Common Stock as of the
                         Distribution Date will receive one-half
                         (1/2) share of Chase Common Stock for
                         each share of TGC Common Stock held,
                         and the record holders of TGC Preferred
                         Stock as of the Distribution Date will
                         receive one-half (1/2) share of
                         Chase Common Stock for each share of
                         TGC Common Stock as if the Preferred
                         Stock holder had converted.  The $5.00
                         per share Preferred Stock is initially
                         convertible at the conversion price
                         per share of $.75 through July 1,
                         1998.  An additional 539,837 shares of
                         Chase Common Stock have been placed in
                         escrow for distribution, if any, upon
                         the exercise of outstanding options
                         and warrants of TGC.  No fractional
                         shares will be distributed. The
                         distribution agent will mail stock
                         certificates on the Distribution Date.
                         See "Description of Securities."


Shares to be
Outstanding. . . . . . . Giving effect to the distribution,
                         approximately 6,928,509 shares of


                         Common Stock of the Company will be
                         outstanding.


Record Date. . . . . . . Close of business on July 15, 1996.
                         However, since the TGC Common Stock has
                         traded with "due bills" since the
                         July 15, 1996 record and will continue to do so through the Distribution Date, the record holders of the TGC Common Stock and Preferred Stock as of the Distribution Date will receive the Distribution.


Effective Date of the
Spin-Off . . . . . . . . Close of business on July 31, 1996.


Distribution Date. . . . The Distribution Date is anticipated to be on or about January ___, 1997.  The TGC
                         Common Stock will be "ex-dividend" with
                         respect to the Distribution on the
                         first business day following the
                         Distribution Date.

Trading of Common
Stock. . . . . . . . . . It is anticipated that the Chase
                         Common Stock will trade over-the-
                         counter and will be quoted on the OTC
                         Bulletin Board beginning on the
                         distribution date under the symbol
                         "CHPC."


Distribution Agent,
Transfer Agent, and
Registrar. . . . . . . . American Stock Transfer and Trust
                         Company.  Phone number: (718) 921-8200

Certain Federal Income
Tax Consequences . . . . Management believes that no portion of the Company's Common Stock distributed
                         to the TGC shareholders will be
                         taxable as a dividend.  Because of the
                         time delay which would be involved,
                         TGC has not applied for a ruling from
                         the IRS covering the tax aspects of
                         the spin-off transaction. Shareholders
                         should consult their own tax advisors.
                         See "The Distribution - Federal Income
                         Tax Consequences of the Distribution."

Principal Business to
be Retained by TGC . . . TGC will continue in business as a
                         provider of geophysical services.

Relationship Between
TGC and the Company
after the Spin-Off . . . TGC and the Company operate as
                         independent companies and will not
                         have joint dealings other than on an
                         arms-length basis.  See "Relationship
                         Between TGC and the Company after the
                         Spin-Off" and "Management of the
                         Company-Directors."

Risk Factors . . . . . . TGC shareholders should be aware of certain risk factors set forth herein,
                         including, among other things, the
                         following: (i) the Company has no
                         operating history as an independent
                         public company; (ii) there has been no
                         prior public market for the Common
                         Stock of Chase, and the market values
                         thereof may be volatile; (iii) TGC's
                         financial support of the Company has
                         been discontinued since July 31, 1996;
                         (iv) the Company has experienced a
                         decline in revenue and has sustained
                         losses in recent periods; (v) the
                         Company has a very weak and illiquid
                         financial position; (vi) the Company's
                         continued existence as a going concern
                         is dependent on the Company achieving
                         its business strategy; and (vii)
                         payment of cash dividends is not
                         expected in the foreseeable future.
                         See "Risk Factors."

Summary Financial Information of the Company

     For selected historical financial information of the Company for the five years ended December 31, 1995, see "Financial Information - Selected Historical Financial Data." For pro forma financial information of the Company for the year ended December 31, 1995, and for the six months ended June 30, 1996, see "Financial Information - Introduction to Selected Pro Forma Financial Information."

Additional Information

     For additional information or inquiries with respect to the Distribution, shareholders of TGC should contact the Company. See "Additional Information."



               [Remainder of Page Intentionally Left Blank]


                               INTRODUCTION


     On July 9, 1996, the Board of Directors of TGC Industries, Inc., a Texas corporation ("TGC"), declared a distribution (the "Distribution") to its shareholders in conjunction with the spin-off (the "Spin-Off") of TGC's wholly-owned subsidiary, Chase Packaging Corporation, formerly New Chase Corporation, a Texas corporation ("Chase"), which was effective on July 31, 1996. Prior to the spin-off, TGC liquidated its wholly-owned subsidiary, Chase Packaging Corporation ("Old Chase"), with TGC receiving all of Old Chase's properties and liabilities in cancellation of the Old Chase stock held by TGC. TGC then formed Chase as a new wholly-owned subsidiary and transferred to Chase all the properties and liabilities previously received by TGC as a result of the liquidation of Old Chase, except TGC retained the Portland, Oregon facility of Old Chase and cancelled all inter-company debt owed by Old Chase to TGC. TGC is currently negotiating the sale of the Portland, Oregon facility and is obligated to pay the net proceeds of the sale to Union Camp Corporation to be applied against Chase's outstanding mortgage indebtedness with respect to such facility. Any remaining proceeds will be paid by TGC to Chase in satisfaction of a debt obligation owing by TGC to Chase to make payment of any such proceeds in excess of the amount of the mortgage indebtedness.

     Effective July 31, 1996, TGC spun-off Chase as a dividend to the holders of TGC's Common Stock and, on an as-if-converted basis, to the holders of TGC's Series C 8% Convertible Exchangeable Preferred Stock (the "Preferred Stock"), which was sold in a private placement. The record date was July 15, 1996 ("Record Date"); however, since the TGC Common Stock has traded with "due bills" since the Record Date and will continue to do so through the distribution date of the Chase Common Stock, which date is expected to be on or about January ___, 1997 ("Distribution Date"), the record holders of the TGC Common Stock and Preferred Stock as of the Distribution Date will receive the Distribution. Additional shares of Chase Common Stock will be held in escrow and distributed upon the exercise, if any, of outstanding Warrants and options of TGC.

     The Company anticipates that the Chase Common Stock will trade over-the- counter and will be quoted on the OTC Bulletin Board under the symbol "CHPC". However, no assurance can be given that a market in Chase Common Stock will develop. Trading in the Chase Common Stock will not commence until after the Distribution Date. Since the effective date of the Spin-Off on July 31, 1996, the Company has operated, and will continue to operate, in the specialty packaging business independently of TGC. TGC will continue to operate in the geophysical services business. See "Relationship Between TGC and the Company after the Spin-Off."



     The Company's executive offices are located at 2550 N.W. Nicolai Street, Portland, Oregon 97210. Shareholders of TGC with inquiries relating to the Distribution should contact the Company. See "Additional Information."

                             THE DISTRIBUTION

Reasons for the Distribution

    Prior to the Spin-Off, TGC and Chase were engaged in two separate and distinct businesses. TGC is engaged in the geophysical services business, conducting seismic surveys to acquire geophysical data for oil and gas companies. Chase is engaged in the specialty packaging business, principally supplying packaging products to the agricultural industry. Each business requires different and specialized management personnel attuned to the specific operational, financial, and marketing requirements of that business. In addition, each has different capital requirements that are often conflicting. The boards of directors of the respective entities believe that separation of the entities will be in the best interests of both corporations.

    More specifically, TGC is currently enjoying expanded revenues and requires additional capital to take full advantage of its growth opportunities. On the other hand, the specialty packaging business is undergoing weak market conditions, and the Company continues to experience operating losses.

Manner of Effecting the Distribution

     The general terms and conditions relating to the Distribution are set forth in the Agreement for Spin-Off of Subsidiary Stock dated as of July 31, 1996 (the "Spin-Off Agreement") between TGC and the Company.


     TGC will effect the Distribution on the Distribution Date by delivering the Common Stock to American Stock Transfer and Trust Company, as the distribution agent (the "Distribution Agent"), for distribution to holders of record of TGC Common Stock and TGC Series C 8% Convertible Exchangeable Preferred Stock (the "Preferred Stock"). The record date was July 15, 1996 ("Record Date"); however, since the TGC Common Stock has traded with "due bills" since the Record Date and will continue to do so through the Distribution Date, the holders of TGC Common Stock will received one-half share of Chase Common Stock for each share of TGC Common Stock held as of the Distribution Date, and the holders of TGC Preferred Stock as of the Distribution Date will receive one-half share of Chase Common Stock for each share of TGC Common Stock as if the Preferred holder had converted. The $5.00 per share Preferred Stock initially is convertible to TGC Common Stock for $.75 per share of TGC Common Stock. Based upon the shares of TGC Common Stock and Preferred Stock outstanding on the Record Date, approximately 6,928,509 shares of Chase Common Stock will be distributed to holders of TGC Common Stock and Preferred Stock and approximately 539,837 shares of Chase Common Stock will be escrowed with the Company's transfer agent for the benefit of holders of TGC's outstanding options and warrants. No fractional shares will be distributed. All such shares will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See "Description of Securities." Certificates representing the shares of Common Stock will be mailed to TGC shareholders on the Distribution Date, or as soon thereafter as practicable.

     No holder of TGC Common Stock or Preferred Stock will be required to pay any cash or other consideration for the Common Stock received in the distribution or to surrender or exchange shares of TGC Common Stock or Preferred Stock in order to receive shares. The Distribution will not affect the number of, or the rights attached to, outstanding shares of TGC Common Stock and Preferred Stock. See "The Distribution - Federal Income Tax Consequences of the Distribution."


Listing and Trading of the Chase Common Stock


     Trading in the Chase Common Stock will not commence until the Distribution Date. To insure against premature public trading, the transfer agent has been instructed to hold all stock certificates and not to effect any transfers on the books of the Company until after receipt of notice of the Distribution Date. The Company anticipates that the Chase Common Stock will trade in the over-the-counter market and will be quoted on the OTC Bulletin Board under the symbol "CHPC." No assurance can be given that a liquid market for the stock will develop.


     Subject to the foregoing, the Common Stock distributed to TGC shareholders will be freely tradable, except for shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, the Company, and may include the directors and the executive officers of the Company as well as any principal shareholder of the Company.

     Persons who are affiliates of the Company will be permitted to sell their Common Stock only pursuant to an effective Registration Statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act and Rule 144 thereunder. Under Rule 144, holders of the Common Stock will be able to include in their holding period for the Common Stock the period during which they held the shares of TGC Common Stock on which the Distribution was made.

     In order to comply with certain states' securities laws, if applicable, the Common Stock should be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such State or an exemption from registration or qualification is available and is complied with.

     When the Distribution takes place, the Company is expected to have approximately 502 holders of record of the Common Stock. Due to the number of shares held in nominee or street name, the Company believes that there is a significantly greater number of beneficial owners of its Common Stock.

Federal Income Tax Consequences of the Distribution


     The tax consequences to TGC and its shareholders will be controlled by
Section 301 of the Internal Revenue Code of 1986 (the "Code") with the following tax consequences:


     1. To TGC Shareholders. Each TGC shareholder will be considered to have received a potentially taxable distribution in an amount equal to the fair market value on the Distribution Date of the Company's Common Stock received, and such Stock will be taxed as a dividend resulting in ordinary income to each TGC shareholder in an amount equal to the lesser of the "earnings and profits" of TGC or the value of the Company's Common Stock distributed. Based upon a preliminary analysis, management of TGC believes that TGC does not have any such "earnings and profits" with the result that no portion of the Company's Common Stock distributed to the TGC shareholders will be taxable as a dividend. Assuming this is the case, the distribution will be applied against (and will reduce) the adjusted basis which each TGC shareholder has in his (her or its) TGC Stock, and any remaining amount will be treated as gain from the sale or exchange of property. A TGC shareholder's basis in the Company's Common Stock received in the Distribution will be equal to the fair market value of the Company's Common Stock on the Distribution Date, and the TGC shareholders' holding period for the Company's Common Stock will begin on the Distribution Date.

     2. To TGC. Management believes that TGC's basis in the Company's Common Stock which TGC distributes will exceed the fair market value of such stock at the time of distribution. However, the resulting loss to TGC will not be recognizable for tax purposes. In the unlikely event that the fair market value of the Company's Common Stock which TGC distributes exceeds TGC's basis in such stock, TGC will recognize a gain equal to the amount of such excess.

     3. To Company. The distribution of the Company's Common Stock will have no direct tax consequences to the Company.


     THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO TGC SHAREHOLDERS WHO RECEIVE COMMON STOCK THROUGH THE EXERCISE OF AN OPTION OR OTHERWISE AS COMPENSATION OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. THE OPINION OF LEGAL COUNSEL TO TGC IS NOT BINDING ON THE IRS. ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, AND FOREIGN TAX LAWS.

Management of the Company

     Following the Distribution, the Company will continue to be operated in substantially the same manner by substantially the same management as it has been in the recent past. See "Management of the Company."

                               RISK FACTORS

     Holders of TGC Common Stock and Preferred Stock should be aware that the Distribution and ownership of the Chase Common Stock involve certain risks, including those described below, which could adversely affect the value of their holdings. Neither TGC nor the Company makes, nor is any other person authorized to make, any representation as to the future market value of the Common Stock.

Cyclicality of Business


     The markets for agricultural packaging products sold by the Company are sensitive to changes in the agriculture business. The primary bag markets served by Chase are the Pacific Northwest onion and potato markets. These markets are affected by weather, crop size and yield, and supply/demand pricing in domestic and foreign markets. Weather affects the sizing and yield of crops in all growing regions with each region impacting supply/demand balances, and therefore market prices. Export markets will also affect crop pricing as a high number of export shipments will generally improve prices by reducing the available domestic supply whereas low exports may depress prices by causing domestic supplies to remain at high levels. Crop sizing, particularly for potatoes, will affect the type of packaging used by packers to ship the product to market. Smaller sizes are more favorable for Chase's consumer-size mesh bags with larger sizes usually shipped in bulk packaging not manufactured by the Company. Due to the uncertain nature of predicting agricultural crops and their impact on Chase's products, the Company anticipates a continuation of unpredictable markets and cyclical revenues.

     Spinning kraft paper (a custom manufactured paper made according to the Company's specifications) and woven polypropylene fabric are the principal materials utilized in the manufacture of the Company's products. These materials are purchased in highly competitive, price sensitive markets and have historically exhibited price and demand cyclicality. The Company anticipates minimal impact from this cyclicality for the foreseeable future due to (1) reduced requirements for spinning kraft paper as the Company's paper weaving for potato bags has been discontinued (see "Business of the Company"), and (2) the ability of the Company to utilize both domestic and foreign sources of supply for woven polypropylene fabric.

Competition

     The agricultural packaging industry is highly competitive. The Company competes within this business as a producer of mesh bags and as a reseller of packaging manufactured by other companies. Management believes the principal competitive factors in the Company's markets are product quality and functionality, prices, service, and reputation. Chase encounters competition from both domestic and foreign bag producers. In the past several years, inroads made by Mexican and Asian imports have resulted in reduced selling prices for bags and fabric in markets served by the Company. Additionally, the Company has experienced competition from alternative forms of packaging such as cheaper poly film bags for smaller potatoes and cartons for larger potatoes. Management anticipates a continuation of these competitive pressures for the foreseeable future.



History of Losses


     The Company has experienced substantial operating losses as a result of unfavorable crop conditions, competitive pricing pressures, and high raw material costs. Operating losses for the years ended December 31, 1995 and 1994 were $2,717,255 and $700,511, respectively, and $1,788,255 for the nine months ended September 30, 1996. Included in the 1995 loss was a $701,378 write down for the impairment of goodwill.

Operating History and Future Prospects

     Prior to July 31, 1996, the Company had not operated as an independent company. Chase Packaging Corporation ("Old Chase") was incorporated in Texas in July of 1993 as a wholly-owned subsidiary of TGC. In July of 1996, TGC liquidated Old Chase with TGC receiving all of the property and liabilities of Old Chase in cancellation of the Chase Stock held by TGC. TGC then formed a new wholly owned subsidiary, New Chase Corporation, a Texas corporation, the name of which TGC subsequently changed to Chase Packaging Corporation ("the Company"). TGC transferred all of the properties and liabilities previously received by TGC as a result of the liquidation of Old Chase, except TGC cancelled all inter-company debt owed by Old Chase to TGC, and TGC retained the facility located in Portland, Oregon, which TGC is currently negotiating for sale. TGC is obligated to pay the net sale proceeds to Union Camp Corporation to be applied against the Company's mortgage indebtedness encumbering the facility. TGC is further obligated to pay to Chase any remaining net proceeds in excess of the mortgage indebtedness.

     The Company does not have an operating history as an independent public company. The Company will continue to conduct its business of producing and distributing specialty packaging primarily for the agricultural industry. There can be no assurance as to future operating results. The Company operates in markets that are highly competitive, seasonal, and cyclical.

     The Company's operations are largely dependent on agricultural markets, the price of raw materials, and regulations governing the quantity of import fabric and bags permitted into the U.S. The Company is also dependent on the continuation of its financing arrangements with its bank and on its ability to attract long-term investment to fund future growth. Management has embarked on a plan to diversify into additional geographic markets and to aggressively reduce inventory, cut expenses, dispose of underperforming assets, reduce trade payables, and improve supply terms with vendors. The objective of this plan will be to bring manufacturing expenses in line with projected levels of sales, thereby generating a positive cash flow. However, due to competitive pressures and the uncertain nature of predicting agricultural crops, no assurance can be given that management's plan will achieve the intended results.


     If management cannot achieve its operating and financial plans because of sales shortfalls or other unfavorable events, the Company may find it necessary to dispose of additional assets or undertake other actions as may be appropriate.

Defaults on Indebtedness


     During the 1996 first quarter the Company experienced certain defaults under the terms of the Chase Packaging Promissory Note with Union Camp and under terms of the Chase revolving line of credit with the Company's primary lender. With proceeds received by TGC from its private placement in July, 1996, a portion of which were contributed to the capital of the Company, payments were made to Union Camp and the bank in July, 1996 which cured the payment defaults and released TGC as guarantor of these obligations. In addition, on January 6, 1997 Chase sold its polypropylene weaving equipment (38 of 44 looms) for $550,000 with $350,000 of the proceeds utilized to further reduce the principal balance of the Union Camp Promissory Note. The remaining $200,000 was retained by Chase for internal working capital purposes. Chase remains in default under the terms of the Union Camp Promissory Note for non-payment of interest since October 31, 1996 and for violation of the tangible net worth covenant, and under the terms of the bank revolving line of credit as a result of a cross-default related to the Union Camp default. The Company's management is currently engaged in negotiations with Union Camp and the bank in an effort to resolve the default conditions. In addition, TGC is currently negotiating the sale of the facility located in Portland, Oregon and is obligated to pay the net proceeds to Union Camp Corporation to be applied against the Company's mortgage indebtedness encumbering the facility. Any remaining proceeds from the sale will be paid by TGC to Chase in satisfaction of a debt obligation owing by TGC to Chase to make payment of any such proceeds in excess of the amount of the mortgage indebtedness. In addition, Chase management plans to dispose of Chase's woven polyproplylene extrusion equipment. Future fabric requirements for Chase's woven polypropylene bag conversion operations will be met with the purchase of fabric from other domestic and foreign fabric suppliers. Although there can be no assurance as to the timing and amount of these asset sales, management of TGC and Chase presently anticipates that proceeds from such sales will enable Chase to eliminate the Union Camp debt and further reduce the loan balance with the bank thereby curing all remaining defaults.


Absence of TGC Financial Support

     As a wholly-owned subsidiary of TGC, the Company has not been responsible for obtaining external sources of financing, and management of the Company has historically relied on TGC for various financial and administrative services. This financial support was discontinued coincident with the effective date of the Spin-Off, and the Company is now responsible for maintaining its own financing and banking relationships as well as administrative functions. TGC has no obligation to support the Company financially after the effective date of the Spin-Off.

     During the past year the Company has incurred substantial losses from operations. As discussed above under "Defaults on Indebtedness", the Company is currently in default on its obligations to Union Camp Corporation and is out of compliance with the bank revolving line of credit. Management has entered into negotiations with Union Camp in an effort to restructure the note to remedy the default conditions. It is anticipated that proceeds from the sale of the Company's Portland real estate and weaving operations will enable the Company to pay the Union Camp note in full; however, no assurance can be given as to the timing and dollar amount of these sales. The Company has continued to utilize the bank revolving line of credit under the same terms as existed prior to the notice of default and management believes it will satisfactorily resolve all default issues with the bank. See "Financing."

The Company's Continuation As A Going Concern

     The Company's continued existence as a going concern is dependent upon its ability to generate sufficient cash flow from operations to meet its obligations on a timely basis. Management presently believes that its asset sales, cost reduction program, and focus on conversion operations and resale transactions will enable the Company to meet its obligations and sustain its operations for the foreseeable future. There can be no assurance, however, that the Company will be successful in its efforts to sell assets and reduce cash losses. The failure of the Company to achieve these objectives could have a material adverse effect on the future operations of the Company.

Absence of Previous Trading Market for the Common Stock

     There has been no previous public market for the Company's Common Stock, and, therefore, there can be no assurance as to the price at which the Common Stock will trade after the Distribution Date. Until the Common Stock is fully distributed and an orderly market develops, the prices at which such Common Stock trades may fluctuate significantly. Prices for Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of the Company, and general economic and market conditions.


     The Company anticipates that the Common Stock will trade in the over-the-counter market and will be listed on the OTC Bulletin Board. No assurance can be given, however, that a market will develop in the Common Stock. See "The Distribution - Listing and Trading of the Common Stock."


Distribution of Additional Shares of Common Stock

     TGC has escrowed approximately 539,837 Shares of Chase Common Stock with its Transfer Agent for the benefit of holders of options and warrants of TGC. Such stock will be distributed by the Transfer Agent to such holders upon the exercise, if any, of the options and warrants. Upon distribution and trading of such Common Stock the percentage interest of existing shareholders in the trading market will be diluted.

Dividend Policy

     It is currently contemplated that, following the Distribution, the Company will not pay cash dividends on the Common Stock in the foreseeable future. The Company's dividend policy will be reviewed by the Board of Directors of the Company at such future times as may be appropriate in light of relevant factors existing at such times.



        RELATIONSHIP BETWEEN TGC AND THE COMPANY AFTER THE SPIN-OFF

     For purposes of effecting the Spin-Off and to provide for an orderly transition to the status of two separately managed and independent companies, TGC and the Company have entered into certain agreements, as described in this Section. The forms of agreement summarized in this Section are included as Exhibits to the Registration Statement on Form 10-SB of which this Information Statement forms a part, and the following summaries are qualified in their entirety by reference to the agreements as filed.

Agreement for Spin-Off of Subsidiary Stock and Escrow Agreement

     TGC and the Company have entered into an Agreement for Spin-Off of Subsidiary Stock (the "Spin-Off Agreement") dated as of July 31, 1996, which provides for, among other things, the principal corporate transactions required to effect the Spin-Off and certain agreements governing the relationship between TGC and the Company following the Spin-Off. The Spin-Off Agreement provides that expenses in connection with the Spin-Off transaction shall be absorbed by TGC. The Spin-Off Agreement also provides that the Company must execute an Escrow Agreement (and the Company has done so) to cover its obligation to issue the Company's Common Stock to holders of TGC options and warrants in the event such options and warrants are exercised.


Agreement Related to Sale of Portland, Oregon Facility

     In July, 1996, TGC liquidated its wholly owned subsidiary, Chase Packaging Corporation ("Old Chase"), with TGC receiving all of the properties and liabilities in cancellation of the Old Chase stock held by TGC. TGC then formed the Company as a wholly owned subsidiary and transferred to the Company by a Bill of Sale all of the properties and liabilities previously received by TGC as a result of the liquidation of Old Chase, except TGC cancelled all inter-company debt owed by Old Chase to TGC, and retained the Portland, Oregon Facility. The Bill of Sale includes the obligation of TGC to pay Union Camp Corporation the net proceeds of any future sale of the Portland, Oregon Facility to be applied against the Company's mortgage indebtedness encumbering the facility to the extent of such indebtedness. Additionally, TGC is obligated to pay any additional proceeds over and above the amount of such indebtedness to the Company.



Relationship of Management of TGC and the Company

     Although a majority of the Directors of the Company are also Directors of TGC, all of the executive officers of the Company (with the exception of William J. Barrett, Secretary) work exclusively for the Company.
Notwithstanding such interlocking Directors, it is intended that the Company and TGC operate as independent companies and that any transactions between them take place on an arms-length basis.

                                 FINANCING

Financing Arrangements for the Company


     The Company, as a wholly-owned subsidiary of TGC, historically has not been responsible for obtaining external sources of financing. Working capital, capital expenditures, and other cash requirements in excess of internally generated cash have been funded through financing arrangements structured by TGC. Additionally, as part of TGC's reorganization plan, TGC contributed cash of approximately $2,725,000 as a capital contribution to Chase. The proceeds were utilized by Chase in July and August, 1996, to pay down loan balances with the Company's lenders and to make payments to trade creditors. TGC made the contribution to Chase from a portion of the proceeds received from a private placement in July, 1996. Certain board members of TGC, who are also board members of Chase, are employed by a securities firm which received commissions from the sale of TGC securities sold in the private placement. This financial support has been discontinued as of July 31, 1996, and, thus, the Company is responsible for its own external financing.


     The Company anticipates that funds generated by the sale of assets (See "Financial Condition") and reduced expenses from the implementation of the Company's cost reduction program will provide sufficient cash for Chase to meet its immediate working capital requirements. To the extent the Company does not dispose of assets or reduce its losses as planned, external financing may be required. With the historical losses at Chase, no assurance can be given that such financing can be obtained. As a result, lack of external financing may impair the Company's ability to operate as a going concern.



               [Remainder of Page Intentionally Left Blank]



                       CAPITALIZATION OF THE COMPANY

     The following table sets forth the capitalization of the Company at June, 1996.

                                                  Actual
                                             September 30, 1996

Short-Term Debt  . . . . . . . . . . .        $4,130,240

Long-Term Liabilities. . . . . . . . .                 0

Stockholders' Equity:

     Preferred Stock, $1 par value;
     4,000,000 shares authorized;
     none issued . . . . . . . . . . .                 0

     Common Stock, $.10 par value;
     25,000,000 shares authorized;
     6,928,509 shares issued and
     outstanding  . .                            692,851

     Additional Paid-In Capital. . . .           572,028

     Accumulated Deficit . . . . . . .          (172,484)

       Total Stockholders' Equity. . .         1,092,395

          Total Capitalization . . . .        $5,222,635





                          BUSINESS OF THE COMPANY



     Chase Packaging Corporation (the "Company") was established in July of 1993 as a wholly owned subsidiary of TGC. On July 30, 1993, the Company purchased certain assets of Union Camp Corporation's Chase Packaging division ("Chase Bag"), for a purchase price of approximately $6.14 million. These assets purchased included substantially all of the business of weaving and constructing Saxolin (R) paper mesh and polypropylene plastic mesh bagging material for agricultural and industrial applications and substantially all of the properties related to Chase Bag. The properties acquired by Chase consisted of Union Camp's plant facilities located in Portland, Oregon, and Idaho Falls, Idaho, and all machinery, equipment, and inventories connected with these facilities. Union Camp retained all accounts receivable owing as of the July 30, 1993 closing date.

     The Company financed the acquisition through a combination of debt and equity financing. The debt portion of the financing was provided by means of a purchase money mortgage note ("Union Camp Note") from Chase Packaging to Union Camp Corporation, and guaranteed by TGC, in the principal amount of $3,761,537. The Union Camp Note provides for a five-year maturity with monthly principal payments of $31,346 amortized over a period of ten years and commenced on August 1, 1994. Interest accrued at the rate of 8% for the first three years, and accrues at 3% above the prime rate for the fourth year and 4% above the prime rate for the fifth year, and was payable semi-annually in the first year and monthly thereafter. Under the terms of the Union Camp Note, Chase may not take any of the following actions, among others, without obtaining the prior written consent of Union Camp
Corporation: (i) except in the ordinary course of business, consolidate with, merge with, or acquire the stock or assets of another person, firm or entity, whether by merger, consolidation, purchase of stock or otherwise;
(ii) except in the ordinary course of business, make loans to any person, firm or entity unless such loans are, in the aggregate, less than $50,000;
(iii) incur, create, or permit to exist any other mortgage, assignment, hypothecation, security interest, lien, or other encumbrances of the assets securing such note, except for a subordinated security interest therein to the Company's principal lender, Congress Financial Corporation; and (iv) change, alter, modify or amend its Articles of Incorporation or Bylaws or other governing documents. The equity portion of the financing resulted in cash of $2,955,000 being raised by TGC through the private placement of its securities in 1993. Of such proceeds, $2,383,000 were utilized to purchase inventory (and certain miscellaneous assets) and the balance of $572,000 has been utilized by the Company for working capital. The private financing consisted of the issuance and sale by TGC of 3,068,750 shares of its $.10 par value Common Stock at $.80 per share and 500,000 shares of Convertible Preferred Stock at $1.00 per share (which was convertible into a maximum of 1,530,000 shares of Common Stock). Also on July 30, 1993, Chase obtained from its primary bank a $2,500,000 working capital revolving line of credit (which was guaranteed by TGC) which is secured primarily by a first and prior security interest covering all of Chase's inventory and accounts receivable. On September 19, 1994 the maximum credit on the revolving line of credit was increased by Chase's primary bank to $4,000,000.

     On May 25, 1994, the Company acquired, for approximately $1.77 million, from Fisher Bag Company, Inc. ("Fisher Bag") of Seattle, Washington, substantially all of its business of manufacturing and marketing agricultural and industrial bags and other packaging materials. The business and assets acquired from Fisher Bag consist of all operating assets of Fisher Bag, including all equipment, inventories, accounts receivable, and proprietary information, but excluding all real property and interests in real estate. During the fourth quarter of 1994 the manufacturing operation of Fisher Bag was phased into Chase's Portland facility. Substantially all of the machinery and equipment and a major portion of the inventory was transferred to the Portland plant.

     The purchase price paid by Chase amounted to a total of approximately $1.77 million, which amount was determined on the basis of the fair market value of the current assets acquired, the appraised value of the fixed and other assets acquired, and goodwill in the amount of $785,149. The goodwill included $60,751 for legal and accounting fees related to the purchase that were recorded in July of 1994. The Company financed the acquisition through a combination of purchase money debt and bank debt financing as follows: (1) Two purchase money notes payable by Chase to Fisher Bag in the aggregate principal amount of $537,500; and (2) with respect to the balance of the purchase price, which was paid by delivery of $1,083,145 cash at closing and the assumption of $93,500 in liabilities of Fisher Bag, the cash portion was financed under Chase's revolving credit agreement with its principal lender (which debt was guaranteed by TGC).

     With respect to the purchase money notes, the first note in the amount of $137,500 (the "First Fisher Note") bore interest at the rate of ten percent (10%) per annum with monthly payments of interest only which commenced June 30, 1994, and with the entire balance of principal and accrued interest paid on the due date of January 2, 1995. The second note in the amount of $400,000 (the "Second Fisher Note") bore interest at the rate of ten percent (10%) per annum with monthly payments of interest only which commenced June 30, 1994, and continued through September 30, 1994. Thereafter, the Second Fisher Note was payable in consecutive monthly installments of $13,333 principal plus interest on the declining principal balance which commenced with the payment on October 31, 1994, and was paid in full in July, 1996. Both the First Fisher Note and the Second Fisher Note were guaranteed by TGC and were secured by a security interest in all of the equipment included in the assets acquired from Fisher Bag, which security interest was, in part, subordinate to a first lien security interest granted by Chase to its senior lender. In July, 1996, as part of the recapitalization of Chase, Chase received a capital contribution of $2,716,403 from TGC which was used, in part, to pay off the outstanding balance due to Fisher Bag.

     On January 26, 1996, Chase Packaging was informed by Union Camp Corporation that it was in default under the terms of the Union Camp Note dated July 30, 1993 for non-payment of principal and interest and violation of certain debt covenants. On February 9, 1996, Chase was notified by its primary bank that it was in default on the revolving line of credit due to the default on the Union Camp Note and due to violation of the tangible net worth covenant in the Accounts Financing Agreement with the bank. As noted above, the Company received a capital contribution of $2,716,403 from TGC in July, 1996, which was utilized to pay down bank balances with lenders and to make payments to trade creditors. As a result of payments made to Union Camp and the bank in July, 1996, payment defaults were cured and TGC was released as a guarantor of the Company's obligations to Union Camp and the bank. Also in July, 1996, Chase's primary bank reduced the maximum credit on the revolving line of credit to $2,500,000. Loan defaults remain, however, for violation of the tangible net worth covenant under the terms of the Union Camp Note and the bank revolving line of credit as a result of a cross-default related to the Union Camp default.

     Since its purchase of Chase Bag in 1993, the Company's operations have included manufacturing Saxolin (R) paper mesh material for conversion to potato and other agricultural product bags. Saxolin (R) is created by slitting, treating, and twisting paper into individual threads before weaving and dyeing the mesh. Predominantly used for consumer size Idaho potato bags in past years, Chase has extended the use of biodegradable Saxolin (R) paper mesh to new areas, including covers for rail cars carrying wood chips and erosion control blankets. Chase's operations have also included the capability to extrude and weave polypropylene mesh materials. Chase expended approximately $650,000 during 1993-95 to upgrade the Company's weaving machines enabling 41 of the 44 looms to weave polypropylene mesh to meet the demand for agricultural and industrial polypropylene woven products.

     Prior to its acquisition by the Company, Chase Bag had failed to adequately respond to the needs of the market and the challenges of competition, resulting in a loss of market share of the Idaho potato market. During the past several years, label quality has been improved and product lines expanded to include polyknit mesh bags and woven polypropylene mesh bags. New customers have been gained from Chase's improved product offerings; however, Chase's net market share of the Idaho potato market has continued to decline due to competition from alternative forms of packaging, such as the use by Chase's customers of cheaper poly film bags for smaller potatoes and cartons for larger sized potatoes. In the onion and citrus markets, Chase's market share of woven polypropylene bags has increased due to the success of its high quality pre-print onion bags; however, the size of the overall market decreased in 1995. Onion bag revenues for 1995 were down from 1994 levels due to a large decline in the Pacific Rim export market. The reduced exports created an oversupply of domestic onions which lowered U.S. market prices and reduced shipments in the 1995 fourth quarter. This weak export market carried into 1996, resulting in a continuation of reduced onion bag shipments for Chase in the first half of 1996. Also, increased competition from imports, particularly from Mexico, eroded Chase's market share of sales of woven polypropylene fabric and bag sales to various onion and citrus markets.

     Sales by the Portland and Idaho Falls locations are currently handled on a direct basis through eight sales people covering California, Oregon, Idaho, Washington, Colorado, and Texas. At the present time, about 80% of the sales of the field representatives are Chase Packaging's products, with the balance being consumer and industrial multiwall packaging, corrugated containers, as well as cotton and circular woven polypropylene bags produced by other companies.

     Chase Packaging's top twenty customers accounted for approximately 49% of Chase Packaging's revenues in 1995 with one customer, Kenneth Fox Supply Co., accounting for 10% of the packaging operation's revenue during this period. Management does not believe that any one of such customers is material or that Chase's business is dependent upon one or a few major customers. Sales are generally made to customers pursuant to the terms of standard purchase orders or order confirmations.

     To meet the challenges of increased competition from imports and alternative forms of packaging, Chase initiated a business plan in the 1995 fourth quarter centered upon three objectives -- (1) expense/inventory reduction, (2) debt reduction by disposition of under-utilized assets (weaving equipment and Portland real estate), and (3) repositioning the business to a conversion, distribution, brokerage operation. As part of the business plan, Chase discontinued the manufacture of Saxolin (R) paper mesh for Idaho potato bags but continued the production of paper mesh for industrial applications. Due to increased competition from manufacturers of alternative materials and the general market conditions, the Company's weaving machines have been operating at only 40% capacity. In furtherance of the Company's business plan to reduce debt by disposing of under-utilized assets, the Company has discontinued its polypropylene weaving operations. On January 6, 1997, the Company closed the sale of its polypropylene weaving equipment (38 of 44 looms) for $550,000. A principal payment of $350,000 was made to Union Camp on January 7, 1997 with Chase retaining $200,000 for working capital purposes. The Company retained six looms for continuing the Company's paper mesh weaving for industrial applications.

     Prior to the implementation of its business plan described above, Chase Packaging had (1) two principal suppliers of paper from which it manufactures Saxolin (R) paper mesh: P.L. Thomas, Inc. and Mosinee Paper Corp., and (2) three principal suppliers of polypropylene resin from which it manufactured polypropylene mesh: Fina Oil & Chemical Co., Solvay Polymers, Inc., and Techmer PM. The Company did not experience any material disruption in supply of either of such raw materials. Chase had experienced a 50% increase in the price of polypropylene resin in the last three years. Since the Company has discontinued its polypropylene extrusion and weaving operations, the Company will no longer have a need for polypropylene resin.

     The Company will continue its operations of converting woven polypropylene fabric. In anticipation of closing its polypropylene weaving operations, the Company currently has an approximately three month inventory of woven polypropylene fabric for its conversion operations. Thereafter, the Company will purchase the fabric from various manufacturers, including Wayne-Tex, Inc. and Amoco Fabric & Fibers Co.

       Chase management anticipates the loss of fabric sales to other bag converters following the disposition of the Company's extrusion and weaving equipment. Sales to these customers were approximately $1,200,000 for the nine months ended September 30, 1996. It is also anticipated that expenses will be reduced following these asset sales due to a decrease in cash requirements for raw materials, labor, repairs and equipment maintenance. The lower cash requirements will be partially offset by the previously mentioned purchase of fabric from outside suppliers (domestic and foreign) to satisfy future fabric requirements. The expected net reduction in cash outlays should result in decreased unfavorable manufacturing variances that have historically been generated by the under-utilization of the Company's weaving capacity. In addition, other operating expenses have been reduced substantially during 1996 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations") and inventory has decreased from $4,379,374 as of September 30, 1995 to $2,153,370 as of September 30, 1996. The Company plans to continue operating as a bag converter and distributor of packaging products manufactured by other companies. New strategic alliances have been struck with suppliers of various products that should reduce the impact of weather and imports on Chase's core business. However, given the uncertain nature of predicting agricultural markets, there can be no assurance that management's plans will achieve the intended results.


                          PROPERTY OF THE COMPANY

     The Company owns 24,000 square feet of office, manufacturing, and warehouse space in Idaho Falls, Idaho. This facility is used for bag conversion, storage, and delivery for the Company's Idaho operations and was purchased as part of the $3,761,537 purchase money note payable to Union Camp with the final outstanding balance on the note due and payable on July 30, 1998.


     The main offices and the material manufacturing and conversion operations of the Company are currently housed in 88,000 square feet of office and manufacturing space with outdoor resin silos and parking lot in Portland, Oregon, which the Company is currently leasing from TGC Industries, Inc. ("TGC"), the Company's former parent, with no compensation being paid to TGC. This facility was previously owned by the Company's predecessor, Chase Packaging Corporation ("Old Chase"). However, when TGC liquidated Old Chase, with TGC receiving all of the properties and liabilities of Old Chase in cancellation of the Old Chase stock held by TGC, and transferred all of such properties and liabilities to the Company, TGC retained this Portland, Oregon facility. TGC intends to sell this facility, and is obligated to pay the net sale proceeds to Union Camp Corporation to be applied against the Company's mortgage indebtedness currently encumbering the facility. TGC is further obligated to pay to the Company any remaining proceeds over and above the amount of the mortgage indebtedness. TGC is in the process of negotiating the sale of the building, however, no assurance can be given that TGC will be successful in the sale or in obtaining the necessary releases of the encumbrances of the building.

     Both the Idaho Falls, Idaho and Portland, Oregon facilities, including the real estate, machinery, and equipment, owned by the Company are encumbered by the security interest of Union Camp Corporation for the $1,784,383 owed to Union Camp as of January 8, 1997 in connection with Chase's purchase of Union Camp's Chase Packaging division in July, 1993. Additionally, Congress Financial Corporation, the Company's primary lender, has a second security interest securing the Company's obligation to Congress under the revolving line of credit with Congress. As of September 30, 1996, the Company owed $1,995,857 under the revolving line of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Chase Packaging Corporation currently leases 80,000 square feet of manufacturing/ warehouse space with a four bay loading dock in Portland, Oregon. The monthly rent is $14,811. 20,000 square feet of this facility is used for the Company's printing, warehousing, and delivery operations. 60,000 square feet is sub-leased to one tenant for $15,000 per month. The Company also leases 12,000 square feet of warehouse space in Idaho Falls, Idaho. The monthly rent is $2,150. This facility is used for storage of material and finished goods for the Company's Idaho operations.



     The condition of all the above facilities is good and the Company's management believes that these properties are suitable and adequate for the Company's foreseeable needs. Additionally, the Company's management believes the properties are adequately covered by insurance.


                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis is based upon and should be read in conjunction with the Company's selected financial data and the Company's financial statements and notes thereto included elsewhere in this Information Statement.

Results of Operations



Nine Months Ended September 30, 1996 Compared to the Nine Months Ended September 30, 1995

     For the nine months ended September 30, 1996, revenues were $7,360,986 compared to revenues of $11,413,514 for the same period of 1995. Net loss for the nine months ended September 30, 1996 was $1,788,255 as compared to net loss of $1,051,268 for the same period of the prior year.

     Factors that contributed to the lower revenues and higher operating losses at Chase in 1996 were a weak export market for domestic onions which reduced onion bag and fabric shipments and increased competition from an influx of cheap import fabric and bags from Mexico. The result has been a $1.1 million decrease in sales of Chase's woven polypropylene fabric to other bag converters for the first nine months of 1996 when compared to the first nine months of 1995. Also, unfavorable market pricing had a negative impact on sales of Chase's consumer-size mesh potato bags, reducing sales of such bags by $500,000 when comparing the first nine months of 1996 with the first nine months of 1995. High prices paid by potato processors to potato growers in the first half of 1996 required packers to match the high prices when purchasing their potatoes from the growers. This created very narrow margins for the potato packers and resulted in the use of cheaper film bags supplied by competitors for a large percentage of potato shipments to the fresh market. In addition, the outsourcing on a commission basis of certain circular woven polypropylene bag orders for the grass seed market reduced revenues for this product line by approximately $1,100,000 during the first nine months of 1996.

     The continued drop in demand for Chase's core products during 1996 required management to expand its program of inventory reduction and below-standard production levels to balance plant operations with market demand. Although variable, indirect and overhead expenses have been reduced during the year, the curtailment of weaving, printing and sewing operations resulted in underabsorbed manufacturing overhead which increased the cost of units produced. These unfavorable manufacturing variances combined with downward pressure on selling prices for Chase's products resulted in negative margins for the woven polypropylene (onion/citrus) product line and reduced margins for the other product lines.

     Benefits of the cost reduction program were realized during the 1996 third quarter, however, as losses were reduced dramatically when compared to the previous quarters of 1996. In addition, although 1996 third quarter revenue declined 29% from the 1995 third quarter to $2,646,300, net loss for the 1996 third quarter was reduced by $163,632 to $350,075 when compared to the same quarter of 1995.

     The table below sets forth Chase's total revenues, major cost of goods sold categories and total gross profit margin (total revenues less total cost of goods sold) for the first nine months of 1996 as compared to the same period of 1995. The table reflects the results of decreased sales and lower production levels in 1996 with the corresponding negative effect on total gross profit margin.


In thousands             YTD 9/30/96    YTD 9/30/95   Change    % Change

Revenues                      7,361         11,414    -4,053     -36%

Payroll expense (incl.
taxes & benefits)             2,500          3,898    -1,398     -36%
Raw materials purchases       1,750          4,163    -2,413     -58%
Operating supplies               49            121       -72     -60%
Repairs to bldg/equip.          101            265      -164     -62%
Other indirect/manufacturing
overhead expenses               188            407      -219     -54%

Gross profit margin             106          1,319    -1,213     -92%
Gross profit margin as
a % of sales                     1%            12%      -11%


     To meet the challenges of increased competition from imports and alternative forms of packaging, Chase initiated a business plan in the 1995 fourth quarter centered upon three objectives -- (1) expense/inventory reduction, (2) debt reduction by disposition of under-utilized assets (weaving equipment and Portland real estate), and (3) repositioning the business to a conversion, distribution, brokerage operation. Chase management will continue its plan of lowering the operations' breakeven level by bringing manufacturing costs in line with the level of sales being generated by current agricultural markets. To compete with the inroads being made by imports, Chase will continue its program of expense reduction and efficiency improvement to become a lower-cost producer of fabric and bags. Chase will actively pursue expansion of sales efforts into other geographic markets, search for new product opportunities, eliminate unprofitable product lines and sell-off underperforming assets.

     The business plan includes the sale by TGC of the facility located in Portland, Oregon. TGC is currently negotiating the sale of such facility. No assurance can be given that TGC will be successful in the sale or in obtaining the necessary releases of the encumbrances on the facility. If successful in the sale, TGC is obligated to pay the net proceeds from the sale to Union Camp Corporation to be applied against Chase's mortgage indebtedness to Union Camp. In addition, in December, 1996, the Company discontinued its polypropylene extrusion and weaving operations, and on January 6, 1997, the Company closed the sale of its polypropylene weaving equipment (38 of 44 looms) for $550,000. A principal payment of $350,000 was made to Union Camp on January 7, 1997 with Chase retaining $200,000 for working capital purposes. The Company retained six looms for continuing the Company's paper mesh weaving for industrial applications. Chase will continue to operate as a producer of paper mesh fabric and as a converter and distributor of agricultural bags and other specialty packaging. Accounts payable status will be monitored closely with vendor communication a high priority to ensure that plant production continues at the most efficient level possible. Due to competitive pressures from within and outside the U.S. and the uncertain nature of predicting agricultural crops and their impact on Chase's products, no assurance can be given that Chase's business plan will achieve the intended result.



Fiscal Year Ended December 31, 1995 Compared to Fiscal Year Ended December 31, 1994.


     The Company had sales of $14,278,261 and an operating loss before interest and tax expense of $1,877,422 for the year ended December 31, 1995 as compared to revenue of $17,046,671 and an operating loss before interest and tax expense of $52,165 for the same period of 1994. Included in the 1995 loss was a $701,378 write down for the impairment of goodwill (see Financial Condition). Interest expense for the packaging operation was $839,833 in 1995 as compared to $648,346 in 1994 with the additional expense attributable to increased borrowing activity to finance working capital requirements.

     Prior to its acquisition by the Company, Chase Bag had lost market share by failing to respond to competitive challenges and the needs of its market. During the past two years Chase management has introduced a number of changes with the objective of reversing this trend and expanding Chase's customer base. The purchase of high quality printing and labeling equipment, consolidation of sewing operations, retraining personnel, and upgrading and expanding the Company's former weaving operations were all implemented during 1994. Also, in May of 1994 the Company acquired substantially all of the assets of Seattle-based Fisher Bag Company with the intention of merging the two companies' market share in a manner that would expand and strengthen Chase's presence in the Pacific Northwest. In 1995, Chase continued to refine its pre-print label quality and expended $250,000 on weaving upgrades to expand woven polypropylene weaving capacity to 41 of 44 looms (the remaining 3 looms were utilized to weave Chase's paper mesh products). The addition of polyknit and woven polypropylene mesh bags to the potato product line was also fully implemented during 1995. These manufacturing modifications and expansion programs, combined with new product offerings, have positioned the packaging operation to take advantage of various market opportunities; however, these opportunities have not materialized for the reasons to be described herein.


     Chase's primary products, Saxolin (R) paper and polypropylene mesh bags for the potato, onion, and citrus industries amounted to approximately 38% of total packaging revenues in 1995 as compared to 44% of total revenue in 1994. An additional 7% of sales was contributed by polyknit and woven polypropylene potato bags. Saxolin (R) and woven polypropylene mesh yardage sold to other converters for potato, onion, citrus, industrial, and environmental applications decreased to 23% of total sales (29% in 1994). Sales of lower margin burlap bags for bulk potatoes and circular woven polypropylene bags for grass seed, animal feed, and beans increased to 22% of total revenue from 13% in 1994. The remaining revenue was generated by sales of cartons, multi-wall bags, and other miscellaneous items. The bag markets served by Chase in order of importance are: (1) Idaho/Washington potato, (2) Western Idaho/Eastern Oregon onion, (3) Washington/Western Oregon onion, (4) California onion, and (5) Oregon/Washington grass seed and other miscellaneous crops. Chase's mesh yardage goes to converters serving the Idaho potato market; the Colorado, Texas, California, New Mexico and Arizona onion markets; and the California, Texas and Florida citrus markets.

     Due to the seasonal nature of agricultural crops, sales of Chase's products to the various markets mentioned above fluctuate during the Company's fiscal year. Historically, the Northwest onion and potato harvests commence late in the third quarter with sales of Chase's products reaching a peak during the fourth quarter and the first quarter of the following year.



     Growing conditions in the Northwest for the 1994/1995 onion and potato season were excellent, resulting in crops with large sizing and yield. Onion shipments commenced earlier than usual in the second half of 1994 as a large number of onions were packed for export to foreign markets. This created a heavy demand for Chase's products in the third and fourth quarters of 1994, but depressed demand for Chase's onion bags in early 1995 as onion inventory levels diminished quickly in the Northwest. The high yield and large sizing of the Idaho potato crop resulted in low market prices for Idaho potatoes in the 1994/1995 season. Demand for Chase's mesh products was down throughout the season as growers/ shippers sold at higher prices to processors, sold bulk potatoes in burlap, or shipped in cartons rather than move potatoes in Chase's consumer-size bags at extremely low prices. Also, competition from alternative forms of packaging resulted in the loss of a key mesh bag customer during the 1994/1995 potato season. These factors contributed to a further decline in Chase's net market share of the Idaho potato market during the 1994/1995 shipping season.



     During 1995 the packaging operation did experience a sales increase for products outside its core business. The success of the Seattle sales/service center resulted in a $560,000 increase in sales of products to the construction, shipping, and seafood industries. Sales of circular woven polypropylene bags increased approximately $300,000 in 1995 when compared to 1994 as Chase captured a larger share of the Western grass seed, pea, and lentil markets. The increased sales of these lower margin products, however, did not offset the decline in sales of Chase's more profitable onion and potato bags.


     The 1995/96 season for onions was very poor for domestic bag suppliers as a weak export market in late 1995 resulted in an oversupply of onions in the Northwest. Demand for Chase's onion fabric and bags was low as depressed market prices for onions has forced growers/packers to hold onions rather than ship at a loss. Also contributing to the reduced demand has been an influx of cheap import fabric and bags from Mexico. The decline in onion exports and competition from Mexican fabric have been the primary factors in the 35% decline of onion fabric sales in 1995 when compared to 1994. The 1995-96 potato season, after a promising start, turned unfavorable for Chase's mesh potato bags. Traditionally, 70% of the potato harvest is sold to processors in bulk and 30% is sold to the fresh market. In the current season, the high prices being paid by processors has reduced the incentive for growers to sell at lower prices to the fresh market. In addition, as a result of the high prices being paid by processors to growers, the potatoes that are purchased by packers from growers at such higher prices for sale to the fresh market are being shipped in cheaper film bags to minimize packing costs. Sales of Chase's consumer-size mesh bags were much lower than anticipated during the 1995 fourth quarter as potatoes were purchased by processors, held by growers in inventory with the expectation of higher prices or were shipped in lower cost film bags to the fresh market.

     The result of these unfavorable market conditions was reduced revenues and a seven percentage point drop in gross profit margins at the packaging operation in 1995 when compared to 1994. Inventories were increased in the 1995 third quarter in anticipation of large potato and onion crops with normal seasonal movement. The unexpected drop in demand for Chase's core products in the 1995 fourth quarter required management to scale back production and reduce inventories to balance plant operations with market demand. As weaving, printing, and sewing operations were curtailed, indirect and overhead expenses were underabsorbed, thereby increasing unit costs and reducing profit margins to extremely low levels. In addition, although polypropylene resin prices have moderated, the cost of resin at year-end 1995 remained 13% higher than at December, 1994.
These higher raw material costs also depressed profit margins as competitive pricing pressures prevented Chase from passing these increased costs through to customers.



Financial Condition

     Cash of $881,179 was used in operations for the nine months ended September 30, 1996 as compared to cash of $1,525,574 used in operations for the first mine months of 1995. The funds used for the first three quarters of 1996 were primarily attributable to Chase's year to date net loss of $1,788,255 and cash of $765,644 used to reduce trade payables, partially offset by cash generated from inventory reductions of $1,362,974 and non-cash depreciation and amortization charges of $474,854. Cash used in investing activities of $110,021 was primarily additions to plant machinery and equipment. Cash provided by financing activities of $979,165 represents funds received from TGC Industries (the former parent) partially offset by principal payments of Chase's debt obligations. Net payments on Chase's line of credit were $891,612 for the first nine months of 1996 resulting in a loan balance on the Company's line of credit of $1,995,857 as of September 30, 1996.

     As part of the previously discussed recapitalization of Chase, the Company received a capital contribution of $2,716,403 in cash from TGC.
The proceeds were utilized to pay down loan balances with lenders and to make payments to trade creditors. As a result of July, 1996 payments made to Union Camp and the bank from these proceeds, payment defaults were cured and TGC was released as a guarantor of these obligations. Loan defaults remain, however, for violation of the tangible net worth covenant under the terms of the Union Camp Promissory Note and under the terms of the bank revolving line of credit as a result of a cross-default related to the Union Camp default. As disclosed previously, TGC (the former parent) plans to sell the Portland, Oregon facility and is obligated to pay the net proceeds to Union Camp to be applied against the mortgage indebtedness of Chase to Union Camp. Also, as previously discussed, Chase has sold its polypropylene weaving equipment (38 of 44 looms) in January, 1997 for $550,000 and has plans to dispose of its polypropylene extrusion equipment. Proceeds of $350,000 from the weaving equipment sale were used to pay down the Union Camp Note with the remaining $200,000 retained by Chase for working capital purposes. Although there can be no assurance as to the timing and amount of the remaining asset sales, management of Chase anticipates that proceeds from such sales will enable Chase to eliminate the Union Camp debt and further reduce the loan balance with the bank, thereby curing all remaining defaults.

     Chase management anticipates the loss of fabric sales to other bag converters following the discontinuance of the Company's polypropylene extrusion and weaving operations. Sales to these customers were approximately $1,200,000 for the nine months ended September 30, 1996. It is also anticipated that expenses will be reduced following these asset sales due to a decrease in cash requirements for raw materials, labor, repairs and equipment maintenance. The lower cash requirements will be partially offset by the previously mentioned purchase of fabric from outside supplies (domestic and foreign) to satisfy future fabric requirements. The expected net reduction in cash outlays should improve liquidity as a result of a decrease in unfavorable manufacturing variances that have historically been generated by the under-utilization of the Company's weaving capacity.

     Chase management will continue to work very closely with suppliers to ensure that any disruption in the flow of raw materials and other key items is minimized. A clear line of communication with vendors is a priority and, to date, Chase has continued to meet the demands of its market. Chase will continue its plan to diversify into additional geographical markets, expand product offerings through broker/distributor agreements, aggressively reduce inventory, cut expenses, reduce trade payables, and improve supply terms with vendors. The objective of this plan will be to bring manufacturing expenses in line with projected levels of sales, thereby generating a positive cash flow. However, due to competitive pressures and the uncertain nature of predicting agricultural crops, no assurance can be given that management's plan will achieve the intended results.



                         MANAGEMENT OF THE COMPANY
Directors

     The Board of Directors of the Company consists of five persons who will serve until the next annual meeting of shareholders of the Company. Three of TGC's current Directors, Messrs. Gardner, Barrett, and McInnes, will also act as Directors of the Company. The following table sets forth certain information concerning the individuals serving as Directors of the Company following the Spin-Off:

               Date Since
               Which
               Continuously a
               Director
               of the
Name and Age   Company        Business Experience and Other Directorships

Herbert M.       1993         Senior Vice President of Janney Montgomery
Gardner, 56                   Scott Inc., investment bankers, since
                              1978; Director of TGC Industries, Inc.
                              since 1986; Chairman of the Board and a
                              Director of Supreme Industries, Inc., a
                              manufacturer of specialized truck bodies and shuttle buses, since 1979 and President since 1992; Chairman of the Board and a Director of Contempri Homes,
                              Inc., a modular housing manufacturing
                              company, since 1987; a Director of Shelter
                              Components Corporation, a supplier to the manufactured housing and recreational vehicle industries; Director of Nu
                              Horizons Electronics Corp., an electronic component distributor; Director of
                              Transmedia Network, Inc., a specialized
                              restaurant savings charge card company;
                              Director of Hirsch International Corp., an importer of computerized embroidery machine application software; Director of
                              The Western Transmedia Company, Inc., a
                              franchisee of Transmedia Network for the State of California.

William J.       1993         Senior Vice President of Janney Montgomery
Barrett, 57                   Scott Inc., investment bankers, since 1978;
                              Secretary of TGC since 1979 and a
                              Director of TGC since 1986; Secretary,
                              Assistant Treasurer, and a Director of
                              Supreme Industries, Inc., a manufacturer of specialized truck bodies and shuttle buses, since 1979; Secretary, Assistant
                              Treasurer, and a Director of Contempri
                              Homes, Inc., a modular housing
                              manufacturer, since 1987; Director of
                              Fredericks of Hollywood, Inc., an apparel marketing company; Director of Shelter
                              Components Corporation, a supplier to the manufactured housing and recreational vehicle industries; Secretary and Director of The Western Transmedia Company, Inc., a franchisee of Transmedia Network principally for the State of California.

Allen T.         1993         Chairman of the Board of TGC Industries,
McInnes, 59                   Inc. since 1993 and Chief Executive
                              Officer from August, 1993 to March 31,
                              1996; Executive Vice President and
                              Director of Tenneco, Inc. 1960-1992;
                              Director of Tetra Technologies, President and CEO since April 1, 1996; Director of
                              NationsBank Texas 1990-1993.

Lewis W.         1996         President and Chief Operating Officer of
Lovell, 59                    Chase Packaging Corporation since October,
                              1995; Divisional President of Williams
                              Holdings, Inc. from 1988 to 1993; Senior
                              Vice-President of Packaging Corporation of
                              America from 1984 to 1988; Vice President and General Manager of Tenneco West from
                              1976 to 1984.


Doug             1996         Vice President, Chief Financial Officer,
Kirkpatrick, 44               and Assistant Secretary of Chase Packaging
                              Corporation since 1993; Controller of
                              Tidelands Geophysical Company from 1982 to
                              1993; Vice President of Finance and
                              Treasurer of TGC Industries, Inc. from
                              1986 to 1996.


     Unaffiliated Directors of the Company are not paid fees, but will be reimbursed for expenses in connection with meetings of the Board of Directors attended by them.

Executive Officers

     The following table sets forth certain information concerning the persons who serve as executive officers of the Company, and will continue to serve in such positions, at the discretion of the Board of Directors, after the Spin-Off. For those persons who are also Directors of the Company, additional information appears under "Management of the Company - Directors" above.



       Name           Age                        Position

Lewis W. Lovell       59      Chief Operating Officer and President since
                              October, 1995; Director since July, 1996.


Doug Kirkpatrick      44      Vice President, Chief Financial Officer, and
                              Assistant Secretary since July, 1993;
                              Director since July, 1996.


William J. Barrett    57     Secretary and Director since 1993.

Executive Compensation

     The table below sets forth on an accrual basis all cash and cash equivalent remuneration paid by the Company during the year ended December 31, 1995, to each of the most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $60,000, and to a group consisting of two of the Company's executive officers.


  Name              Position                              Cash Compensation

Lewis W. Lovell     Chief Operating Officer and President   $23,106(1)

Doug Kirkpatrick    Vice President of Finance, Chief        $72,817
                    Financial Officer, Treasurer, and
                    Assistant Secretary

All executive officers as a group (2 persons)               $95,923

________________
(1) Mr. Lovell joined Chase in October, 1995.

1996 Stock Option Plan

     On July 10, 1996, the Company's Board of Directors and sole shareholder approved and adopted the Company's 1996 Stock Option Plan. The following paragraphs summarize certain provisions of the 1996 Stock Option Plan and are qualified in their entirety by reference thereto.

     The 1996 Stock Option Plan provides for the granting of Incentive Stock Options (collectively, the "Options") to purchase shares of the Company's Common Stock to certain key employees of the Company and non-statutory stock options to certain key employees of the Company, affiliates of the Company, and certain individuals who are not employees of the Company or its affiliates. The 1996 Stock Option Plan authorizes the granting of options to acquire up to 600,000 shares of Common Stock, subject to certain adjustments described below, to be outstanding at any time. Subject to the foregoing, there is no limit on the absolute number of awards that may be granted during the life of the 1996 Stock Option Plan. At the present time, there are approximately 180 employees of the Company, including 2 officers of the Company (all of whom are also directors), who, in management's opinion, would be considered eligible to receive grants under the 1996 Stock Option Plan, although fewer employees may actually receive grants.

     Authority to administer the 1996 Stock Option Plan has been delegated to a committee (the "Committee") of the Board of Directors. Except as expressly provided by the 1996 Stock Option Plan, the Committee has the authority, in its sole discretion, to award Options and to determine the terms and conditions (which need not be identical) of such Options, including the persons to whom, and the time or times at which, Options will be awarded, the number of Options to be awarded to each such person, the exercise price of any such Options, and the form, terms, and provisions of any agreement pursuant to which such Options are awarded. The 1996 Stock Option Plan also provides that the Committee may be authorized by the Board of Directors to make cash awards as specified by the Board of Directors to the holder of an Option in connection with the exercise thereof.
Subject to the limitations set forth below, the exercise price of the shares of stock covered by each 1996 Option will be determined by the Committee on the date of award.

     Unless a Holder's option agreement provides otherwise, the following provisions will apply to exercises by the Holder of his or her option: No options may be exercised during the first twelve months following grant. During the second year following the date of grant, options covering up to one-third of the shares covered thereby may be exercised, and during the third year options covering up to two-thirds of such shares may be exercised. Thereafter, and until the options expire, the optionee may exercise options covering all of the shares. Persons over sixty-five on the date of grant may exercise options covering up to one-half of the shares during the first year and thereafter may exercise all optioned shares. Subject to the limitations just described, options may be exercised as to all or any part of the shares covered thereby on one or more occasions, but, as a general rule, options cannot be exercised as to less than one hundred shares at any one time.

     The exercise price of the shares of stock covered by each incentive stock option ("ISO"), within the meaning of Sec. 422 of the Internal Revenue Code of 1986, as amended (the "Code"), will not be less than the greater of: (a) the par value per share of the stock; or (b) one hundred percent (100%) of the fair market value per share of the Company's stock on the date of award of such ISO, except that an ISO may not be awarded to any person who is not an employee of the Company and/or affiliate of the Company or to any person who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or an affiliate of the Company, unless the exercise price is at least one hundred ten percent (110%) of the fair market value of the stock at the time the ISO is awarded and the ISO is not exercisable after the expiration of five years from the date it is awarded. The exercise price of the shares of Common Stock covered by each Option that is not an ISO
(NSO) will not be less than fifty percent (50%) of the fair market value of the stock on the date of award.

     Payment for Common Stock issued upon the exercise of an Option may be made in cash or, with the consent of the Committee, in whole shares of Common Stock owned by the holder of the Option for at least six months prior to the date of exercise or, with the consent of the Committee, partly in cash and partly in such shares of Common Stock. If payment is made, in whole or in part, with previously owned shares of Common Stock, the Committee may issue to such holder a new Option for a number of shares equal to the number of shares delivered by such holder to pay the exercise price of the previous Option having an exercise price equal to not less than one hundred percent (100%) of the fair market value of the Common Stock on the date of such exercise. An Option so issued will not be exercisable until the later of the date specified in an individual option agreement or six months after the date of grant.

     The duration of each Option will be for such period as the Committee determines at the time of award, but not for more than ten years from the date of award in the case of an ISO, and in either case may be exercised in whole or in part at any time or only after a period of time or in installments, as determined by the Committee at the time of award, except that after the date of award, the Committee may accelerate the time or times at which an Option may be exercised.

     In the event of any change in the number of outstanding shares of Common Stock effected without receipt of consideration therefor by the Company by reason of a stock dividend, or split, combination, exchange of shares or other recapitalization, merger, or otherwise, in which the Company is the surviving Corporation, the aggregate number and class of reserved shares, the number and class of shares subject to each outstanding Option, and the exercise price of each outstanding Option will be automatically adjusted to reflect the effect thereon of such change. Unless a holder's option agreement provides otherwise, a dissolution or liquidation of the Company, certain sales of all or substantially all of the assets of the Company, or certain mergers or consolidations in which the Company is not the surviving corporation will cause such holder's Options then outstanding to terminate, but such holder may, immediately prior to such transaction, exercise such Options without regard to the period and installments of exerciseability applicable pursuant to such holder's option agreement.

     The 1996 Stock Option Plan will terminate on July 10, 2006, or on such earlier date as the Board of Directors may determine. Any stock option outstanding at the termination date will remain outstanding until it has been exercised, terminated, or has expired.

     The 1996 Stock Option Plan may be terminated, modified, or amended by the Board of Directors at any time without further shareholder approval, except that shareholder approval is required for any amendment which: (a) changes the number of shares of Common Stock subject to the 1996 Stock Option Plan other than by adjustment provisions provided therein, (b) changes the designation of the class of employees eligible to receive Options, (c) decreases the price at which ISO's may be granted, (d) removes the administration of the 1996 Stock Option Plan from the Committee, or (e) without the consent of the affected holder, causes the ISO's granted under the 1996 Stock Option Plan and outstanding at such time that satisfied the requirements of Sec. 422 of the Code no longer to satisfy such requirements.

                      SECURITY OWNERSHIP OF CERTAIN
                     BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the names of those persons known to Management that are expected to be beneficial owners of more than five percent of the Company's Common Stock upon the completion of the Distribution. The table also sets forth information with respect to the Company's Common Stock which is expected to be beneficially owned by each director and executive officer of the Company, and by all directors and officers of the Company as a group, as of the Distribution Date based upon their respective holdings of TGC Common Stock and Preferred Stock (including shares beneficially owned by such persons, pursuant to the rules of beneficial ownership, as a result of the ownership of certain warrants or options) according to data furnished by the persons named. Persons having direct beneficial ownership of the Company's Common Stock possess the sole voting and dispositive power in regard to such stock.


                                     Amount and
                                      Nature of      Approximate
                         Title of    Beneficial      Percentage
    Name and Address      Class        Owner         of Class (1)

Lewis W. Lovell          Common         90,482 (2)         1.30%

Doug Kirkpatrick         Common         31,148 (2)          *

Allen T. McInnes         Common        811,892 (2)        11.58%

Herbert M. Gardner       Common        400,645 (2)(3)      5.74%

William J. Barrett       Common        536,456 (2)(4)      7.68%

Gerlach & Co.            Common        466,667             6.74%
111 Wall Street,
8th Fl.
New York, NY 10005

Special Situations       Common        500,000             7.22%
Fund III L.P.
153 E. 53rd Street
51st Fl.
New York, NY  10022

All directors and        Common      1,870,623 (2)        26.02%
officers as a group
(5 persons)

______________
*  Represents less than 1% of Class

  (1) The percentage calculations have been made in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934. In making these calculations, shares beneficially owned by a person as a result of ownership of certain options and warrants of TGC, which upon exercise will entitle the holder to distribution of Chase Common Stock escrowed in the event of such exercise, were deemed to be currently outstanding with respect to the holders of such options and warrants at TGC.

  (2) Includes the number of shares of Common Stock set forth opposite the person's name in the following table, which shares are beneficially owned as a result of the ownership of options and warrants of TGC, which upon exercise will entitle the holder to distribution of Chase Common Stock escrowed in the event of such exercise.

                               Stock Options     Warrants

Lewis W. Lovell                  52,083            -0-

Doug Kirkpatrick                 12,500            -0-

Allen T. McInnes                   -0-            84,337

Herbert M. Gardner                 -0-            55,925

William J. Barrett                 -0-            55,925*

All Directors and Officers       64,583          196,187
as a group (5 persons)


__________________


    * Excludes 3,750 shares of Common Stock distributable to Mr. Barrett's wife upon the exercise of 7,500 Warrants of TGC owned by Ms. Barrett. Mr. Barrett disclaims beneficial ownership of such Warrants.

   (3) Excludes 48,590 shares of Common Stock owned by Herbert M. Gardner's wife. Mr. Gardner has disclaimed beneficial ownership of these shares.


   (4) Excludes 69,220 shares of Common Stock owned by William J. Barrett's wife. Mr. Barrett has disclaimed beneficial ownership of these shares.


                      DESCRIPTION OF SECURITIES

Company Capital Stock

     The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 shares of the Company's $0.10 par value Common Stock and 4,000,000 shares of Preferred Stock, $1.00 par value, as determined to be issued from time to time by the Board of Directors. No shares of Preferred Stock have been issued. Each holder is entitled to one vote per share held of record at each meeting of the stockholders.

     Subject to the rights of the holder of any shares of Preferred Stock which may be issued, holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor and to participate pro-rata in dividends and, upon liquidation, any distribution to stockholders. The Company's credit agreement with its primary lender contains restrictions as to the payment of dividends. Any stock issued pursuant to stock dividends or stock splits must be authorized and issued at the same rate with respect to both classes. The Common Stock carries no preemptive, subscription, or cumulative voting rights or redemption or sinking fund provisions.

     For a description of the Company's stock option plan, see "Management of the Company - 1996 Stock Option Plan."

            LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     As permitted by the provisions of the Texas Business Corporation Act, the Articles of Incorporation eliminates in certain circumstances the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company; (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) for any transaction from which the director derives an improper benefit whether or not the benefit resulted from an action taken within the scope of the director's offices; (iv) for an act or omission for which the liability of a director is expressly provided by statute; or (v) for an act related to an unlawful corporate distribution. In addition, these provisions do not limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

     The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the Texas Business Corporation Act. Under such provisions any director or officer who, in his capacity as such, is made or threatened to be made a party to any suit or proceeding, shall be indemnified if such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company. The Articles of Incorporation, Bylaws, and the Texas Business Corporation Act further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles of Incorporation and the Bylaws or any other agreement, vote of stockholders or disinterested directors, or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                          INDEPENDENT ACCOUNTANTS


     Grant Thornton LLP, independent accountants, have audited the Company's financial statements as of December 31, 1995 and for each of the years in the two year period ended December 31, 1995, included elsewhere in this Information Statement.


                           ADDITIONAL INFORMATION

     Following the Distribution, the Company will be required to furnish holders of Company Common Stock with annual reports containing audited financial statements of the Company, as well as quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     The Company has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form 10-SB under the Exchange Act covering the Company's Common Stock. This Information Statement does not contain all of the information in the Registration Statement and the related exhibits. The Registration Statement and the related exhibits filed by the Company with the SEC may be inspected at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Everett McKinley Dirksen Building, 219 South Dearborn Street, Room 1204, Chicago, Illinois 60604, and 75 Park Place, Room 1228, New York, New York 10007. Copies of such materials can be obtained from the public reference section of the SEC at its Washington address at prescribed rates. In addition, shareholders of TGC with inquiries relating to the Distribution should contact the Company. Inquiries should be directed to: Mr. Doug Kirkpatrick, Chief Financial Officer, Chase Packaging Corporation, 2550 N.W. Nicolai Street, Portland, Oregon 97210, (503) 228-4366.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.


                [Remainder of Page Intentionally Left Blank]


                             CONTENTS
                                                                     Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                    F-1

HISTORICAL FINANCIAL STATEMENTS

   Balance Sheets as of December 31, 1995 and
        as of September 30, 1996 (unaudited)                          F-2

   Statements of Operations for each of the years
        in the two year period ended December 31,
        1995 and for the nine months ended September 30,
        1995 and 1996 (unaudited)                                     F-3

   Statements of Stockholders' Equity for each of the
        years in the two year period ended December 31,
        1995 and for the nine months ended September 30,
        1995 and 1996 (unaudited)                                     F-4

   Statements of Cash Flows for each of the years in the
        two year period ended December 31, 1995 and for
        the nine months ended September 30, 1995 and 1996
        (unaudited)                                                   F-5

   Notes to Financial Statements                                      F-7






            Report of Independent Certified Public Accountants


Board of Directors
Chase Packaging Corporation

We have audited the accompanying balance sheet of Chase Packaging Corporation (a wholly-owned subsidiary of TGC Industries, Inc.) as of December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chase Packaging Corporation as of December 31, 1995, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 1995, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company incurred a net loss of $2,717,255 during the year ended December 31, 1995 and has defaulted on certain loan payments and certain loan covenants which could result in termination of the Company's credit agreements raising substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.







/s/ Grant Thornton LLP
Portland, Oregon
February 7, 1996




                                     F-1


                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                             BALANCE SHEETS

                                              December 31,    September 30,
          ASSETS                                  1995            1996
                                                               (unaudited)


CURRENT ASSETS
   Cash                                          $    25,123   $    13,088
   Accounts receivable, net of allowance for
     doubtful accounts of $84,618 in 1995 and
     $79,853 in 1996                               1,358,902     1,636,521
   Inventories                                     3,516,344     2,153,370
   Receivable from parent                            256,629            -
   Prepaid expenses                                   73,772        84,205

       Total current assets                        5,230,770     3,887,184

PROPERTY AND EQUIPMENT - at cost
   Machinery and equipment                         3,903,536     3,995,626
   Buildings                                       1,400,951       380,999
                                                   5,304,487     4,376,625
      Less accumulated
       depreciation                               (1,018,468)   (1,366,473)
                                                   4,286,019     3,010,152
   Land                                              483,992        72,890
                                                   4,770,011     3,083,042

OTHER ASSETS                                          29,311        13,818

                                                 $10,030,092    $6,984,044

      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
   Trade accounts payable                         $1,846,910    $1,081,266
   Accrued liabilities                               504,175       630,811
   Advance billings                                  108,753        49,332
   Current maturities of
    long-term obligations                          6,598,520     4,130,240
   Payable to parent                               2,273,527            -

       Total current liabilities                  11,331,885     5,891,649







                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)


                         BALANCE SHEETS - CONTINUED

LONG-TERM OBLIGATIONS,
 less current maturities                             127,500            -

COMMITMENTS AND CONTINGENCIES                             -             -

STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock, $1.00 par value;
     4,000,000 shares authorized in
     in 1996 (none in 1995)                               -             -
   Common stock, $.10 par value;
     1,000 shares authorized in
     1995 and 25,000,000 shares
     authorized in 1996                                  100       692,851
   Additional paid-in capital                      2,371,145       572,028
   Accumulated deficit                            (3,800,538)     (172,484)
                                                  (1,429,293)    1,092,395

                                                 $10,030,092    $6,984,044

    The accompanying notes are an integral part of these statements.

                                    F-2


















                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - See Note B)


                        STATEMENTS OF OPERATIONS


                                                    Nine months ended
                        Year ended December 31,        September 30,
                          1994          1995        1995          1996
                                                  (unaudited)   (unaudited)

Sales                 $17,046,671   $14,278,261   $11,413,514   $7,360,986

Cost and expenses
  Cost of sales        14,756,673    13,068,812    10,094,635    7,254,907
  Selling, general
    and administrative  2,342,163     2,385,493     1,756,150    1,366,661
  Write-down for
    impairment of
    goodwill                  -         701,378          -             -
  Interest expense        648,346       839,833      613,997       527,673


                       17,747,182    16,995,516   12,464,782     9,149,241


      Loss before
       income taxes      (700,511)   (2,717,255)  (1,051,268)   (1,788,255)

Income tax expense             -             -            -             -

      NET LOSS          ($700,511)  ($2,717,255) ($1,051,268)  ($1,788,255)

Loss per common share
  Shares outstanding     6,928,509    6,928,509    6,928,509     6,928,509

  Per share amount          $(0.10)      $(0.39)      $(0.15)       $(0.26)

  The accompanying notes are an integral part of these statements.


                                    F-3



                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                     STATEMENT OF STOCKHOLDERS' EQUITY

                                      Additional
                                       Paid-In      Accumulated
                     Shares   Amount   Capital        Deficit     Total

Balance at December
  31, 1993           1,000  $    100  $2,371,145    $(382,772)  $1,988,473

Net loss for the year   -         -           -      (700,511)    (700,511)

Balance at December
  31, 1994           1,000       100   2,371,145   (1,083,283)   1,287,962

Net loss for the year   -         -           -    (2,717,255)  (2,717,255)

Balance at December
  31, 1995           1,000       100   2,371,145   (3,800,538)  (1,429,293)

Net loss through
  July 31, 1996         -         -           -    (1,615,771)  (1,615,771)

Balance at July 31,
  1996 (unaudited)   1,000       100   2,371,145   (5,416,309)  (3,045,064)

Liquidation of
  Company           (1,000)     (100) (2,371,145)   5,416,309    3,045,064

Reorganization   6,928,509   692,851     453,528           -     1,146,379

Balance at August
  1, 1996
  (unaudited)    6,928,509   692,851     453,528           -     1,146,379

Contribution by
  former parent         -         -       75,000           -        75,000

Contributed rent-
  Portland
  Facility              -         -       43,500           -        43,500

Net loss through
  September 30,
  1996                  -         -           -      (172,484)    (172,484)

Balance at
  September 30,
  1996
  (unaudited)    6,928,509  $692,851  $  572,028   $ (172,484)  $1,092,395


The accompanying notes are an integral part of these statements.


                                     F-4


                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                          STATEMENTS OF CASH FLOWS


                        Year ended December 31,  Nine months ended Sept 30,
                          1994          1995        1995          1996
                                                  (unaudited)   (unaudited)

Cash flows from
 operating activities
   Net loss            $  (700,511) $(2,717,255) $(1,051,268)  $(1,788,255)
   Adjustments to
     reconcile net
     loss to net cash
     provided by
     (used in) operating
     activities
        Depreciation and
          amortization     439,856      579,275      420,481       474,854
        (Loss) Gain on
          disposal of property
          and equipment       -             (13)         (12)        8,629
        Write-down for
          impairment of
          goodwill            -         701,378            -            -
        Noncash rent expense  -             -              -        43,500
        Noncash compensation  -             -              -         3,600
        Change in assets
          and liabilities
          Accounts
            receivable    (380,972)     924,209       76,884      (277,619)
          Inventories      197,104     (723,455)  (1,586,485)    1,362,974
          Prepaid expenses  23,910       30,276      (10,382)      (10,433)
          Accounts
            payable      1,007,238       77,478      475,555      (765,644)
          Accrued
            liabilities   (245,441)     166,548      184,560       126,636
          Advance
            billings       213,120     (104,367)     (34,907)      (59,421)

          Net cash provided
            by (used in)
            operating
            activities     554,304   (1,065,926)  (1,525,574)     (881,179)



                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                    STATEMENTS OF CASH FLOWS - CONTINUED


                        Year ended December 31,  Nine months ended Sept 30,
                          1994          1995        1995          1996
                                                  (unaudited)   (unaudited)

Cash flows from
 investing activities
   Capital
     expenditures       (1,859,291)    (693,281)    (576,645)     (117,896)
   Proceeds from sale
     of property and
     equipment                  -           810          810         9,000
   Other assets            (62,401)      (2,095)      (2,095)       (1,125)

          Net cash used
            in investing
            activities   (1,921,692)   (694,566)    (577,930)     (110,021)

Cash flows from
 financing activities
   Proceeds from
     issuance of debt       650,000          -            -             -
   Principal payments
     of debt obligations   (325,896)   (784,591)    (645,579)   (1,704,168)
   Net proceeds from
     (payments on)
     line of credit       1,606,395     406,218    1,144,816      (891,612)
   Receivable from/
     payable to parent     (537,518)  2,123,266    1,581,208       858,542
   Capital contributed
     by parent                   -           -            -      2,716,403

          Net cash
            provided by
            financing
            activities    1,392,981   1,744,893    2,080,445       979,165

          NET INCREASE
            (DECREASE)
            IN CASH          25,593     (15,599)     (23,059)      (12,035)

Cash at beginning of period  15,129      40,722       40,722        25,123

Cash at end of period      $ 40,722    $ 25,123      $17,663     $  13,088

The accompanying notes are an integral part of these statements.


                                     F-5

                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                    STATEMENTS OF CASH FLOWS - CONTINUED


                        Year ended December 31,  Nine months ended Sept 30,
                          1994          1995        1995          1996
                                                  (unaudited)   (unaudited)

Supplemental cash flow
 information
   Cash paid
     during the
     period for
          Interest         $693,577   $636,190      $448,817     $430,208

Noncash investing and financing activities

      During 1994, the Company acquired assets with a fair value of $1,770,000. Of this amount, $537,500 was financed with purchase money debt.

      During 1996, under a plan of liquidation and reorganization, Chase's manufacturing facility located in Portland, Oregon with a book value of $1,329,000, was transferred to TGC. In addition, under the plan TGC converted $2,879,040 of net receivables from Chase to equity in Chase. Also as a result of the plan, 6,928,509 shares of Chase common stock were issued. (See Note B.)

      During 1996, Chase incurred rent expense of $43,500 for use of the manufacturing facility owned by TGC. TGC converted the rent receivable to equity in Chase.

</R/>

   The accompanying notes are an integral part of these statements.

                                 F-6



                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)



                  NOTES TO FINANCIAL STATEMENTS

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)

NOTE A -  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
          POLICIES

    A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

     1.   Nature of Operations

     Chase Packaging Corporation (Chase or the Company), a Texas corporation, manufactures woven paper mesh for industrial applications, polypropylene mesh fabric bags for agricultural use and distributes agricultural packaging manufactured by other companies.

     2.   Inventories

     Inventories are stated at the lower of cost or market using the first-in, first-out method.

     3.   Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives (3 to 10 years for equipment and 30 years for buildings) of the individual assets.

     4.   Income Taxes

     Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

     5.   Advance Billings

     Certain customers pay in advance. The related revenue is included in advance billings and recognized when earned.










                                     F-7


                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     6.   Interim Statements

     In the opinion of management, the unaudited interim financial statements as of September 30, 1996 and for the nine-month periods ended September 30, 1995 and 1996 include all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's financial position and the results of its operations and its cash flows. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

     7.   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - REORGANIZATION PLAN AND BASIS OF PRESENTATION

     In May 1996, a formal plan was adopted to reorganize TGC Industries, Inc. (TGC) and Chase. Pursuant to the plan, the following actions were taken:

     1. TGC liquidated Chase (Old Chase) with TGC receiving all of Chase's assets and liabilities in cancellation of the Old Chase stock held by TGC. TGC formed a new wholly-owned subsidiary, New Chase, and transferred to it all of the assets and liabilities received in the liquidation of Old Chase, except TGC retained the manufacturing facility located in Portland, Oregon and canceled Old Chase's net payable to TGC.

     2.   TGC contributed $2,716,403 as additional capital to New Chase.

     3. Effective July 31, 1996, TGC spun-off New Chase by a dividend distribution to the stockholders of record of TGC common and preferred stock. At the same time, the name was changed from New Chase to Chase Packaging Corporation (Chase).

                                     F-8

                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)



NOTE B - REORGANIZATION PLAN AND BASIS OF PRESENTATION - Continued

     The financial statements are presented on the basis that the principle operations of Old Chase continued with the formation of New Chase and the statements of operations and cash flow for the nine-month period ended September 30, 1996 consist of seven months of operations of Old Chase and two months of operations of New Chase.


NOTE C - GOING CONCERN ISSUES

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company incurred substantial losses during 1995, and was delinquent in the payment of principal and interest on the note payable to Union Camp. In addition, the Company is not in compliance with certain debt covenants of the Union Camp note and a bank revolving line of credit. Subsequent to December 31, 1996, these conditions of default resulted in Union Camp and the bank calling the notes due and payable. Management has entered into negotiations with Union Camp in an effort to restructure the note to remedy the conditions of default. The Company has continued to utilize the bank revolving line of credit under the same terms as existed prior to the notice of default and demand. From January through September 30, 1996, Chase made principal payments of $1,250,000 plus all interest payments to Union Camp. In addition, principal payments of $891,612 and all interest payments were made on the bank note. However, at September 30, 1996, Chase remained in default on the tangible net worth covenants of both notes. Management believes it will satisfactorily resolve the Union Camp note and bank revolving line of credit issues.


                                     F-9



                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)

NOTE C - GOING CONCERN ISSUES - Continued

     In an attempt to bring the notes current, cure the violation of loan covenants and to provide working capital, Chase has undertaken a plan to sell certain operating assets. Subsequent to year end, Chase sold certain of its weaving equipment (see Note O). The plan also includes the sale of its extrusion equipment and the sale of the manufacturing facility owned by TGC. TGC has agreed that upon the sale of the facility, they will pay the net proceeds to Union Camp to be applied against Chase's outstanding mortgage indebtedness. Any remaining proceeds will be paid by TGC to Chase. Currently, the Company is occupying the facility rent free. The planned sales are anticipated to occur in 1997. In order to continue its operations, Chase would concentrate its downsized operations in a leased facility and purchase woven material from outside vendors. The sale of the above operating assets is anticipated to provide sufficient funds to pay off the Union Camp debt, reduce accounts payable and provide needed working capital.

     The Company's continued existence as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its financing agreements and to obtain additional financing or refinancing as may be required. Although it cannot be assured that the Company will be able to continue as a going concern in view of its financial condition and the uncertain timing and strength of recovery in its markets, management adopted a plan to reorganize the Company (note B) and believes that continued diversification into additional geographical markets and successful completion of cost savings efforts should enable the Company to meet its obligations and sustain its operations.

NOTE D - INVENTORIES

   Inventories consist of the following:
                                        December 31,        September 30,
                                           1995                 1996
                                                             (unaudited)

       Raw materials                    $  384,278            $  255,064
       Work-in-process                     170,423               140,335
       Finished goods                    2,961,643             1,757,971

                                        $3,516,344            $2,153,370

                                     F-10

                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)


NOTE E - ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                        December 31,        September 30,
                                           1995                 1996
                                                             (unaudited)

       Compensation and payroll taxes   $  130,522            $   99,983
       Pension plan                            -                 149,565
       Professional services                59,335                42,572
       Interest                            118,488               113,729
       Other                               195,830               224,962

                                         $ 504,175            $  630,811

NOTE F - LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                        December 31,        September 30,
                                           1995                 1996
                                                             (unaudited)

       Note payable to Union Camp,
         interest at 8% through July 30,
         1996, prime plus 3% from
         July 31, 1996 to July 30, 1997,
         prime plus 4% from July 31,
         1997 to maturity on January 30,
         1998, monthly principal payments
         of $31,346 plus interest        $3,384,383           $2,134,383

       Note payable to a bank, revolving
         line of credit, interest rate
         of prime plus 2.5%, expires
         July 30, 1997                    2,887,470            1,995,857





                                     F-11

                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)


NOTE F - LONG-TERM OBLIGATIONS - Continued

                                        December 31,        September 30,
                                           1995                 1996
                                                             (unaudited)

       Note payable to Fisher Bag,
         interest at 10%, monthly
         principal payments of $13,333
         plus interest                      200,000                   -

      Notes payable to a bank, interest
        at prime plus 2.5%, payable
        monthly through the revolving
        line of credit, monthly principal
        payments of $22,222                 254,167                   -
                                          6,726,020            4,130,240
        Less current maturities          (6,598,520)          (4,130,240)

                                         $  127,500         $         -

The note payable to Union Camp is collateralized by all real, intangible and personal property of Chase and contains certain loan covenants. Among other things, the covenants restrict Chase's ability to pay dividends, require Chase to maintain a certain level of tangible net worth and require prior written consent to acquire stock or assets of another company.

The note payable to Fisher Bag was secured by a security interest in all of the equipment acquired from Fisher Bag.

At December 31, 1995, Chase had a $4,000,000 line of credit with its bank. The maximum available to borrower at that date was $2,823,858 due to collateral base limitations. In addition, the bank granted a temporary extension of $200,000 of which $63,612 was utilized at December 31, 1995. The temporary extension expired in May, 1996. As a result of the reorganization plan described in Note B, Chase's line of credit was reduced to $2,500,000 in July, 1996 with a maximum available to borrow of $2,200,002 as of September 30, 1996 due to collateral base limitations.
The line of credit is secured by all inventory and accounts receivable of Chase. The line of credit also contains certain loan covenants similar to those of the Union Camp note.



                                     F-12

                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)

NOTE F - LONG-TERM OBLIGATIONS - Continued

At December 31, 1995, Chase was delinquent in the payment of principal and interest and was in violation of certain loan covenants on the note payable to Union Camp and on the bank revolving line of credit. At September 30, 1996, Chase was current on principal and interest payments to the bank and on principal payments to Union Camp. However, Chase was delinquent on interest payments to Union Camp and was in violation of the tangible net worth covenants on both notes. These obligations are classified as current liabilities at December 31, 1995 and September 30, 1996.

All of the above obligations were guaranteed by TGC prior to the spin-off of Chase. As a result of the capital contribution of $2,716,403, payments were made to Union Camp and to the bank in July 1996 that cured principal and interest payment defaults. TGC was released as a guarantor of these obligations.


NOTE G - INCOME TAXES

     The income tax provision reconciled to the tax computed at the statutory Federal rate is as follows:


                                        Year Ended      Nine-months Ended
                                        December 31,          June 30,
                                     1994        1995     1995       1996

       Federal tax benefit
         at statutory rate      $ 238,168  $ 923,866  $ 357,431  $ 608,007
       State tax benefit net of
         federal tax effect        30,513    118,364     45,793     77,896
       Permanent differences      (16,996)   (14,712)   (11,034)   (11,034)
       Other                           16    (38,996)        -     (21,979)
       Change in valuation
         allowance - retained by
         TGC in reorganization   (251,701)  (988,522)  (392,190)  (611,163)
       Change in valuation
         allowance                     -          -          -     (41,727)

                                $      -   $      -    $     -    $     -




                                     F-13

                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)

NOTE G - INCOME TAXES - Continued
     Deferred tax assets and liabilities consist of the following:

                                          December 31,     September 30,
                                             1995              1996
       Deferred tax assets
         Net operating loss
           carryforwards                 $ 1,398,899        $   72,233
         Goodwill                            269,020           253,982
         Other                                50,509            50,509
      Deferred tax liabilities
         Depreciation of property and
           equipment                        (331,616)         (334,997)
                                           1,386,812            41,727
     Less valuation allowance             (1,386,812)          (41,727)

                                          $      -          $      -

     At December 31, 1995, Chase had net operating loss carryforwards (NOL's) of approximately $3,650,000 and approximately $5,260,000 at July 31, 1996 which expire at various dates through 2011. The NOL's accumulated through July 31, 1996 remained with TGC upon completion of the spin-off of New Chase as discussed in note B and are not available to offset future taxable income of Chase. At September 30, 1996, Chase had approximately $173,000 of NOL available which expires in 2011.

NOTE H - COMMITMENTS AND CONTINGENCIES

     The Company conducts a portion of its operations utilizing leased facilities and vehicles. The approximate minimum rental commitments, net of subleases, under operating leases are as follows:

        Year ending
        December 31,

           1996                                         $  185,000
           1997                                            230,000
           1998                                            203,000
           1999                                            192,000
           2000                                            192,000
           Thereafter                                      149,000

                                                        $1,151,000

                                     F-14
                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)


NOTE H - COMMITMENTS AND CONTINGENCIES - Continued

     Rent expense was approximately $191,000 and $139,000 in 1994 and 1995, respectively.

     The Company is a defendant in various legal actions in the normal course of business. In the opinion of management, none of the litigation is expected to result in any significant loss to the Company.

NOTE I - EMPLOYEE BENEFIT PLANS

     401(k) Plan

     The Company has a 401(k) salary deferral plan which covers all salaried and certain nonsalaried employees who have reached the age of 20.5 years and have been employed by the Company for at least one year. The covered employees may elect to have an amount deducted from their wages for investment in a retirement plan.
     The Company matches contributions to the plan at the following rates: (1) 75% of each participant's salary reduction contributions to the plan up to a maximum of 3% of the participant's compensation; and (2) 50% of each participant's salary reduction contributions to the plan which are in excess of 3% of the participant's compensation but not in excess of 8% of the participant's compensation. The Company's matching contribution to the plan was approximately $50,000 and $44,000 for the years ended December 31, 1994 and 1995, respectively; and $24,000 for the nine months ended September 30, 1996.



     Pension Plan

     At December 31, 1994 and 1995 the Company sponsored a defined benefit pension plan that covered all hourly employees at Chase's Portland,
     Oregon and Idaho Falls, Idaho locations.   The plan calls for benefits
     to be paid to eligible employees at retirement based primarily upon years of service with the Company and compensation rates near retirement. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future.

                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)

NOTE I - EMPLOYEE BENEFIT PLANS - Continued

                                                 Year Ended
                                                 December 31,
                                            1994              1995

     Pension cost includes the following
       components:
       Service cost of the current period  $34,341          $36,080
       Interest cost on the projected
         benefit obligation                  1,136            3,636
       Expected return on plan assets       (1,883)          (4,051)
       Net amortization                        -                322

       Pension cost                        $33,594          $35,987

The following sets forth the funded status of the plan and the amounts included in the accompanying balance sheet at December 31, 1995:

     Actuarial present value of benefit obligations:
       Vested benefits                                $56,198
       Nonvested benefits                              27,393

       Accumulated benefit obligation                  83,591
       Effect of anticipated future compensation
          levels and other events                         -

       Projected benefit obligation                    83,591
       Less fair value of assets held in the plan      58,142

       Unfunded excess of projected benefit
          obligation over plan assets                 $25,449

       The unfunded excess consists of the following:
          Net unrecognized loss from past experience
             different than assumed                   $13,093
          Pension liability included in the
             balance sheet                            $12,356


                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)

NOTE I - EMPLOYEE BENEFIT PLANS - Continued

     The weighted average discount rate used to measure the projected benefit obligation and the expected long-term rate of return on assets is 7.5%. The Company uses the straight-line method of amortization for prior service cost and unrecognized gains and losses. Actuarial valuations of the plan are made each year. The most recent valuation was dated January 1, 1995.

     Effective May 6, 1996 the pension plan was terminated. The participants became fully vested and the Company recognized an additional liability of $120,000 for estimated past service costs. Also on May 6, 1996, the Company created an additional 401(k) plan for hourly union employees previously covered under the pension plan. Under the new plan, the Company will contribute 1% of each employee's wages and will also contribute $.20 for each dollar contributed by the employees up to 2% of the employee's wages.


NOTE J - IMPAIRMENT OF GOODWILL

     The Company reviews for asset impairment when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. As the goodwill arose from an acquisition by the packaging division, the Company estimates the sum of expected future undiscounted net cash flows from the packaging operations. If the estimated net cash flows are less than the carrying amount of the goodwill, the Company recognizes an impairment loss in an amount necessary to write down the goodwill to fair value as determined from expected future cash flows.

     At December 31, 1995, the Company had a $701,378 write-down for impairment of goodwill as a result of the Company's review process.


NOTE K - FINANCIAL INSTRUMENTS

    The carrying values of the Company's financial instruments consisting of cash, accounts receivable, and accounts payable approximate fair values because of their short-term maturities. The fair market value of the Company's notes payable is not determinable due to the default conditions as explained in Notes C and F.

                        Chase Packaging Corporation
             (a wholly-owned subsidiary of TGC Industries, Inc.
                    through July 31, 1996 - see Note B)

                NOTES TO FINANCIAL STATEMENTS - CONTINUED

   (Information as of September 30, 1996 and for the periods ended
             September 30, 1995 and 1996 is unaudited)

NOTE L - MAJOR CUSTOMERS

     One customer accounted for 10% of sales during 1995.


NOTE M - LOSS PER COMMON SHARE

     Loss per common share for all periods is based upon the assumption that the 6,928,509 shares of common stock issued under the reorganization plan were issued at the beginning of the earliest period presented.

NOTE N - STOCK OPTION PLAN AND STOCK HELD IN ESCROW

     On July 10, 1996, the Company adopted the 1996 Stock Option Plan. The Plan provides for the granting of incentive stock options to certain key employees of the Company to purchase shares of the Company's common stock. The Plan authorizes the granting of options to acquire up to 600,000 shares of common stock. No options have been issued under the Plan.

     Effective with the reorganization plan, 539,837 shares of common stock were placed in escrow to be distributed to stockholders of TGC upon the exercise, if any, of the outstanding warrants and options of TGC. Upon the issuance of these shares, the Company will not receive any funds. These shares have not been used in the loss per share calculation as they would be antidilutive.

NOTE O - SUBSEQUENT EVENT

     On January 6, 1997, Chase sold its weaving equipment for $550,000 with $350,000 of the proceeds utilized to reduce the principal balance of the Union Camp note. The remaining $200,000 was retained by Chase and used for working capital.

     Chase remains in default under the Union Camp note on the tangible net worth covenant which is also a cross-default on the bank note. With the cash payments made subsequent to year end, Chase became current on interest and principal payments on both notes. However, beginning in November 1996, Chase discontinued making interest payments on the Union Camp note.

                           SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 CHASE PACKAGING CORPORATION


                                 Date:  January 27, 1997


                                 By: /s/ L. W. LOVELL
                                       L. W. Lovell
                                       President and Chief
                                       Operating Officer



                        INDEX TO EXHIBITS

Exhibit                                                 Sequential
  No.                  Description                        Page No.

2.1          Form of Agreement for Spin-Off of Subsidiary
             Stock

2.2          Form of Escrow Agreement

3.1          Form of Articles of Incorporation, as
             amended, of the Company

3.1          Form of Bylaws of the Company

4.1          Specimen Certificate for Company's Common
             Stock

10.1         Form of 1996 Stock Option Plan of the Company

10.2         Purchase and Sale Agreement Between Union
             Camp Corporation and Chase Packaging Corporation dated June 27, 1993, filed as Exhibit 1 to TGC's
             Form 8-K (Commission and incorporated herein by

             reference.

10.3         Asset Purchase Agreement among Fisher Bag
             Company, Inc. and all of its shareholders and Chase Packaging Corporation dated April 25, 1994, filed as Exhibit 1 to TGC's Form 8-K (Commission File
             No. 0-14908) dated May 25, 1994, filed with the Commission and incorporated herein by reference.

10.4 Closing Agreement among Fisher Bag Company, Inc. and all of its shareholders and Chase Packaging Corpora-tion dated May 25, 1994, amending and supplementing the Asset Purchase Agreement, filed as Exhibit 2 to TGC's Form 8-K (Commission File No. 0-14908) dated May 25, 1994, filed with the Commission and incor-porated herein by reference.

10.5 Promissory Note dated July 30, 1993 in the principal amount of $3,761,537 payable by Chase Packaging Cor-poration to Union Camp Corporation, filed as Exhibit 3 to TGC's Form 8-K (Commission File No. 0-14908) dated July 30, 1993, filed with the Commission and incorporated herein by reference.

10.6         Accounts Financing Agreement [Security Agreement] dated
             July 30, 1993 between Congress Financial Corporation (Northwest) and Chase Packaging Corporation, filed as Exhibit 4 to TGC's Form 8-K (Commission File No. 0-14908) dated
             July 30, 1993, filed with the Commission and incorporated herein by reference.

10.7 First Amendment to Accounts Financing Agreement [Security Agreement] dated May 25, 1994, between Congress Financial Corporation (Northwest) and Chase Packaging Corporation, filed as Exhibit 4.3 to TGC's annual report on Form 10-SB-K for the fiscal year ended December 31, 1994 and incorporated herein by reference.

10.8 Letter Agreement dated July 25, 1994, amending Accounts Financing Agreement [Security Agreement], between Congress Financial Corporation (Northwest) and Chase Packaging Corporation, filed as Exhibit 4.4 to TGC's annual report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference.

10.9 Second Amendment to Accounts Financing Agreement [Security Agreement] dated September 19, 1994, between Congress Financial Corporation (Northwest) and Chase Packaging Corporation, filed as Exhibit 4.5 to TGC's annual report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference.

10.10 Third Amendment to Accounts Financing Agreement [Security Agreement] dated February 27, 1995, between Congress Financial Corporation (Northwest) and Chase Packaging Corporation, filed as Exhibit 4.6 to TGC's annual report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference.

10.11 Fourth Amendment to Accounts Financing Agreement [Security Agreement] dated July 26, 1995, between Congress Financial Corporation (Northwest) and Chase Packaging Corporation, filed as Exhibit 4.7 to TGC's annual report on Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference.


10.12 Bill of Sale dated July 31, 1996, between TGC Industries, Inc. and Chase Packaging Corporation.


                                Exhibit 2.1

            Form of Agreement for Spin-Off of Subsidiary Stock

                 Agreement for Spin-Off of Subsidiary Stock

     This Agreement is executed to be effective as of the 31st day of July, 1996, by and between TGC Industries, Inc., a Texas corporation ("TGC"), and Chase Packaging Corporation, formerly New Chase Corporation, a Texas corporation ("Chase").

                            W I T N E S S E T H:

     WHEREAS, TGC owns 100% of the issued and outstanding shares of Common Stock of Chase and thereby holds 100% of the voting stock in Chase;

     WHEREAS, TGC will distribute to the holders of its Common Stock and Series C 8% Convertible Exchangeable Preferred Stock, except for the escrow for the holders of TGC Derivative Securities (as defined below), all Chase Common Stock currently held by TGC; and

     NOW, THEREFORE, on the basis of the respective representations and warranties herein set forth and of the covenants and agreements herein contained, the parties hereto agree as follows:


                                 ARTICLE I.

                 Plan for Distribution of Chase Common Stock

     A. For financial and accounting purposes, the effective date (the "Effective Date") of the spin-off transaction herein contemplated shall be July 31, 1996.

     B. Promptly after the effective date of the Form 10 Registration Statement to be filed with the SEC by TGC and Chase, TGC shall make a distribution to the holders of its Common Stock and to the holders of Series C 8% Convertible Exchangeable Preferred Stock ("Preferred Stock") of all of its shares of Chase Common Stock except as provided in Article I.C below. The record date was July 15, 1996 ("Record Date"); however, the Common Stock of TGC has traded with "due bills" since the Record Date and will continue to do so through the distribution date of the Chase Common Stock. On the distribution date, the holders of Common Stock of TGC will receive one-half (1/2) share of Chase Common Stock for each share of TGC Common Stock held. The holders of TGC Preferred Stock will receive one-half (1/2) share of Chase Common Stock for each share of Common Stock of TGC as if the Preferred Stockholder had converted. The $5.00 per share Preferred Stock is initially convertible at $.75 per share of Common Stock through July 1, 1998.

     C. Additional shares of Chase Common Stock shall be placed in escrow with an escrow agent so that if, and when, holders as of the Record Date of all outstanding Warrants of TGC and all outstanding Options of TGC exercisable as of the Record Date ("Derivative Securities") exercise such Derivative Securities for shares of TGC Common Stock, they will receive from such escrow account Chase Common Stock.

     D.   No fractional shares will be distributed.

                                 ARTICLE II.

             No Ruling from the Commissioner of Internal Revenue

     Neither TGC nor Chase will apply to the Commissioner of Internal Revenue for a ruling regarding the federal income tax consequences of any of the transactions contemplated herein.

                                ARTICLE III.

                       Representations and Warranties

     A.   TGC REPRESENTS AND WARRANTS THAT:

          1. Organization and Good Standing. TGC is a corporation duly organized, validly existing, and in good standing under the laws of the State of Texas and has corporate power to carry on its business as it is now being conducted. Copies of TGC's Certificate of Incorporation and Bylaws (certified to be correct by the Secretary of TGC) have been delivered to Chase and are complete and correct as of the date hereof. TGC's minute book contains a complete and accurate record of all meetings and other corporate action of its shareholders and Board of Directors.

          2. Capitalization. As of the date of this Agreement, TGC's authorized capital stock consists of 25,000,000 shares of $.10 par value Common Stock, of which 6,252,694 shares were issued and outstanding as of the Effective Date; and 4,000,000 shares of $1.00 par value Preferred Stock, of which 1,150,350 shares of Series C 8% Convertible Exchangeable Preferred Stock are issued and outstanding as of the Effective Date. All of the outstanding shares of Common Stock and Preferred Stock of TGC are validly issued, fully paid, and non-assessable.

          3. Litigation. There is no pending litigation, proceeding, governmental investigation, or other action that, if successful, would prevent TGC from performing its agreements and covenants and fulfilling its obligations under this Agreement; and, to the knowledge of TGC, there is no threat of, or reasonable basis for, any such litigation, proceeding, governmental investigation, or other action.

          4. No Violation. The execution of this Agreement and the performance hereunder will not violate the provisions of TGC's Articles of Incorporation, Bylaws, any note of which TGC is the maker, or any indenture, agreement, or other instrument to which TGC is party, except insofar as any such instrument may require consent by a lender, mortgagee, lessor, or other party to such actions, whose consent TGC agrees to obtain before the Closing Date hereof.

          5. Authorization. The execution, delivery, and performance of this Agreement have been duly authorized and approved by TGC's Board of Directors. This Agreement and the consummation of the transactions contemplated herein have been duly and validly authorized by all necessary corporate action on the part of TGC, and this Agreement is binding upon and enforceable against TGC in accordance with its terms.

     B.   CHASE REPRESENTS AND WARRANTS AS FOLLOWS:

          1. Organization and Good Standing. Chase is duly organized, validly existing, and in good standing under the laws of the State of Texas and has corporate power to carry on its business as it is now being conducted. Copies of the Articles of Incorporation and Bylaws of Chase (certified to be correct by the Secretary of Chase) have been delivered to TGC and are complete and correct as of the date hereof.

          2. Litigation. There is no pending litigation, proceeding, governmental investigation, or other action that, if successful, would prevent Chase from performing its agreements and covenants and fulfilling its obligations under this Agreement; and, to the knowledge of Chase, there is no threat of or reasonable basis for any such litigation, proceeding, governmental investigation, or other action.

          3. Disclosure. To the knowledge of Chase, no representation or warranty by it and no statement or certificate furnished or to be furnished by it to TGC pursuant to the provisions hereof contains or will contain any untrue statement of a material fact, or omits or will omit to provide the information required by the provisions hereof relating to such representation, warranty, statement, or certificate.

          4. No Violation. The execution of this Agreement by Chase does not, and performance hereof will not, violate the provisions of the Articles of Incorporation or Bylaws of Chase, the provisions of any note of which Chase is the maker, or the provisions of any indenture, agreement, or other instrument to which Chase is a party.

          5. Authorization. The execution, delivery, and performance of this Agreement by Chase have been duly and validly authorized and approved by all necessary corporate action.

          6. Capitalization. The authorized common capital stock of Chase consists of 25,000,000 shares of .10 par value Common Stock of which 7,500,684 shares of Common Stock were issued and outstanding as of the Effective Date.


                                 ARTICLE IV.

                             General Provisions

     A. Escrow Agreement. In addition to paragraph "A" above, an express condition precedent to the obligations of TGC under this Agreement is that Chase must execute an escrow agreement (in the form of Agreement attached hereto as "Exhibit A") to cover TGC's obligation to issue Chase Common Stock to holders of TGC Derivative Securities as required by Article I.C. hereof.

     B. Benefit and Assignment. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, TGC and Chase. The rights of TGC and Chase hereunder may not be assigned except by an agreement in writing signed by TGC and Chase.

     C. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

     D. Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed, certified mail, first class, postage prepaid, to TGC at:

                    Mr. Herbert M. Gardner
                    26 Broadway, Suite 815
                    New York, New York 10004

                             and

                    Mr. Rice M. Tilley, Jr.
                    Law, Snakard & Gambill
                    500 Throckmorton Street, Suite 3200
                    Fort Worth, Texas 76102

or if to Chase, to

                    Mr. Doug Kirkpatrick
                    Chief Financial Officer
                    Chase Packaging Corp.
                    2550 Northwest Nicolai Street
                    Portland, OR  97210

     E. Expenses. All expenses incurred in connection with this Agreement and the transactions herein provided for shall be paid by TGC.

     F. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     G. Headings. All paragraph headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.

     H. Amendment, Modification, and Waiver. This Agreement may be modified, amended, and supplemented by mutual written agreement of the parties hereto.

     I. Entire Agreement. This Agreement, the Exhibits attached hereto, and the other agreements specifically provided for herein represent the entire Agreement of the parties hereto with respect to the subject matter hereof.

     J. Prior Negotiations. All prior negotiations and discussions by and among the parties hereto which are not reflected or set forth in this Agreement or the Exhibits attached hereto are merged into this Agreement and shall have no force or effect.

     K. Termination. This Agreement may be terminated at any time prior to the Closing Date as follows:

          1. By the consents of the Boards of Directors of both TGC and Chase;

          2. By TGC if the conditions contained herein to which Chase's obligations are subject have not been fulfilled or waived by Chase;

          3. By Chase if the conditions contained herein to which TGC's obligations are subject have not been fulfilled or waived by TGC.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                               TGC INDUSTRIES, INC.



By:___________________________________________

Name:______________________________________

Title:_____________________________________


                               CHASE PACKAGING CORPORATION



By:___________________________________________

Name:______________________________________

Title:____________________________________


                                Exhibit 2.2

                         Form of Escrow Agreement



                              ESCROW AGREEMENT

     This Escrow Agreement (the "Agreement") is entered into as of July 31, 1996, by and among TGC Industries, Inc., a Texas corporation ("TGC"), Chase Packaging Corporation, formerly New Chase Corporation, a Texas corporation ("Chase"), and American Stock Transfer & Trust Company (the "Escrow Agent") for the benefit of the holders (as of a record date of July 15, 1996) of those TGC Warrants and Options (the "Derivative Securities") which are listed in the Exhibit "A" attached hereto and which are convertible into TGC's Common Stock (the maximum number of shares of TGC Common Stock into which such securities are convertible being specifically set out in such Exhibit "A").

     Effective as of the date of this Agreement, TGC has effected a spin-off (the "Spin-Off") to its shareholders of all of the Common Stock of Chase, a wholly-owned operating subsidiary of TGC. As a result of such Spin-Off transaction, the holders of TGC Common Stock and Preferred Stock will receive Chase Common Stock. The record date is July 15, 1996 ("Record Date"); however, the Common Stock of TGC has traded with "due bills" since the Record Date and will continue to do so through the distribution date of the Chase Common Stock, which date will be the first business day following the effectiveness of the Registration Statement which the Company intends to file with the Securities and Exchange Commission. On the distribution date, the holders of TGC Common Stock will receive one-half (1/2) share of Chase Common Stock for each share of TGC Common Stock held. The holders of TGC Preferred Stock will receive one-half (1/2) share of Chase Common Stock for each share of Common Stock of TGC as if the Preferred Stockholder had converted. The $5.00 per share Preferred Stock is initially convertible at $.75 per share of Common Stock through July, 1998. No fractional shares will be distributed.

     Under the terms of the Derivative Securities, the holders thereof will be entitled to receive, in the event of exercise of their option or right to convert, Chase Common Stock. Upon any such exercise of Derivative Securities, Chase will issue and deliver the Chase Common Stock to be received by the holder of the Derivative Securities.

     In order to insure that there will be available for delivery to the holders of the Derivative Securities the Chase Common Stock to which each holder will be entitled upon conversion of his, her, or its Derivative Securities, Chase has issued 539,837 shares of its Common Stock to TGC in connection with the organization of Chase, and TGC shall thereupon deliver to the Escrow Agent a certificate or certificates representing such 539,837 shares of Chase Common Stock.

     The purpose of this Agreement is to state the rights and obligations of the parties hereto concerning such 539,837 shares of Chase Common Stock which will be held by the Escrow Holder in escrow pursuant to the terms of this Agreement for the benefit of the holders of the Derivative Securities.

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties do hereby represent, warrant, and agree with each other, and the Escrow Agent, as follows:

     1.   Issuance and Delivery of Stock into Escrow.

          a. Chase Stock. Under the terms of the Spin-Off Agreement between TGC and Chase, Chase hereby agrees to issue 539,837 shares of its Common Stock to TGC for issuance upon the exercise of the TGC Derivative Securities, which are listed in Exhibit A, together with such other documents and instruments as may be required to effectuate such delivery and to transfer title to such shares to the Escrow Agent and to satisfy the other intents and purposes of this Agreement. TGC agrees to deliver to the Escrow Agent the certificate or certificates representing such shares of Chase Common Stock.

          b. Obligation of Escrow Agent. The Escrow Agent agrees to dispose of the securities to be deposited in escrow hereby in accordance with the terms and provisions of this Agreement.

     2. Beneficial Ownership. Pending exercise of the Derivative Securities, beneficial ownership of such shares shall be in the Escrow Agent. The Escrow Agent hereby waives the right to receive any dividends or other considerations with respect to such shares (except in connection with the "stock adjustments" referred to in Section "5" to follow). Neither the Escrow Agent nor anyone else may vote the shares.

     3. Termination. The shares deposited in escrow shall remain in escrow until disposed of in accordance with the terms of this Agreement; provided, however, that to the extent and only to the extent that the Derivative Securities have not been exercised within the time limitation prescribed in the Derivative Securities, this Agreement shall terminate and the Escrow Agent shall release to Chase all of the shares of Common Stock which remain deposited hereunder.

     4. Exercise. If, as, and when the holders of the Derivative Securities elect to exercise their exercise privilege, they will be entitled to receive the number of Shares that they would have owned had they exercised their Derivative Securities prior to the July 15, 1996 record date for the Spin-off. In the event of any adjustment in the number and/or type of shares (held in escrow or issuable upon exercise of other securities held in escrow), the securities to be received upon exercise of the Derivative Securities outstanding as of the date of adjustment shall be proportionately increased or decreased to reflect such adjustment. Upon TGC's receipt of notice that a holder of a Derivative Security has exercised his, her, or its exercise privilege, TGC shall notify Chase and the Escrow Agent of the number of Shares to be transferred to such holder. The Escrow Agent shall then return to Chase for cancellation the certificate representing the Common Stock and any other Chase securities held by it and shall instruct Chase to: (a) issue a new certificate or certificates to such holder representing the number of shares of Common Stock which he, she, or it is entitled to receive and to deliver such certificate or certificates to the Escrow Agent for further delivery to such holder; and (b) issue a new certificate to the Escrow Agent representing the number of shares (if any) of Common Stock not covered by such exercise of the exercise privilege.

     Until all shares held in escrow have been released from escrow, Chase shall issue and deliver to the Escrow Agent one or more new certificates evidencing ownership of the number of shares of Common Stock equal to the difference between 539,837 and the total number previously released from escrow, together with such other documents and instruments as may be required to effectuate the transfer of title to the Common Stock and the other intents and purposes of this Agreement which instruments shall include one or more stock powers duly endorsed in blank with signatures guaranteed. If the number of shares to be transferred to one or more holders of Derivative Securities exceeds the number of shares held by the Escrow Agent, Chase shall issue one or more new certificates evidencing the ownership by the holders of the Derivative Securities of the number of shares equal to the difference between the number they are entitled to receive and the number actually held by the Escrow Agent.

     5. Stock Adjustments. Chase agrees to make adjustments in the securities held in escrow upon the occurrence of the events and in the manner set forth below:

          a. Stock dividends. In the event Chase declares a dividend payable otherwise than out of consolidated earnings or consolidated earned surplus, determined in accordance with generally-accepted accounting principles, Chase agrees to add such dividend to the escrow pursuant to this Escrow Agreement. For purposes of the foregoing, a dividend other than in cash shall be considered payable out of earnings or surplus (other than revaluation or paid-in surplus) only to the extent that such earnings or surplus are charged an amount equal to the fair value of such dividend as determined by the Board of Directors of Chase;

          b. Subdivision or Combination of Stock. In case Chase at any time subdivides its outstanding shares of Common Stock into a greater number of shares, the increased number of shares of Common Stock resulting from such subdivision shall be held in escrow pursuant to this Escrow Agreement. Conversely, in case the outstanding number of shares of Common Stock of Chase are combined into a smaller number of shares, the shares of Common Stock held in escrow pursuant to this Escrow Agreement shall be reduced to reflect such combinations; and

          c. Reorganization, Reclassification, Consolidation, Merger, or Sale. In the event of any capital reorganization or reclassification of the capital stock of Chase, a consolidation or merger of Chase with another corporation, or the sale of all or substantially all of its assets to another corporation effected in such a way that the holders of Common Stock are entitled to receive stock, securities, or assets with respect to or in exchange for the Common Stock or other types of securities then held in escrow, then, as a condition to such reorganization, reclassification, consolidation, merger, or sale, Chase shall place the stock, securities, or assets that would have been distributed to holders of outstanding Common Stock or other securities in the amount of such Common Stock or other securities then held in escrow into escrow pursuant to this Escrow Agreement. Chase further agrees not to effect any such consolidation, merger, or sale unless prior to the consummation thereof the successor corporation (if other than Chase) resulting from such consolidation or merger, or the corporation into or for which the outstanding shares of Common Stock or other securities held in escrow are changed or exchanged in connection with such merger or consolidation, or the corporation purchasing such assets, agrees by an instrument in writing, satisfactory in form and substance to the holders of the Derivative Securities, to be bound by the terms of this Escrow Agreement as the full or partial successor, as the case may be, of Chase.

     6. Escrow Agent. In acting hereunder, the Escrow Agent shall not be liable for any act done or omitted by it in good faith. The Escrow Agent shall have no duties or obligations other than those stated herein and shall be protected in acting upon any notice, certificate, or other communication, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of the information therein contained. The Escrow Agent shall be entitled to receive from TGC a reasonable fee for its services. In addition, in the event of any actual or threatened litigation concerning the role of the Escrow Agent under this Agreement, the Escrow Agent shall be entitled to receive from TGC reimbursement for all reasonable costs and disbursements which may be imposed upon the Escrow Agent or incurred in connection with its acceptance of appointment as Escrow Agent hereunder or the performance of its duties hereunder. However, under no circumstances will the Escrow Agent have a security interest, lien, or other type of encumbrance on the securities or other properties held in escrow.

     7. Interpleader. Should any controversy arise between the undersigned with respect to this Agreement or with respect to the right to receive the Shares, the Escrow Agent may institute a bill of interpleader or other appropriate legal proceeding in any court of competent jurisdiction to determine the rights of the parties.

     8. Notices. All notices, requests, demands, and other communication hereunder shall be in writing and shall be deemed to have been duly delivered if delivered in person or sent by certified United States mail, postage prepaid:

          a. If to the Escrow Agent, to American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York, 10005;

          b. If to Chase, to Mr. Doug Kirkpatrick, Chase Packaging Corp., 2550 Northwest Nicolai Street, Portland, OR 97210;

          c. If to TGC, to Mr. Herbert M. Gardner, 26 Broadway, Suite 815, New York, New York, 10004.

     9. Controlling Law. This Escrow Agreement shall be controlled, construed, and enforced in accordance with the laws of the State of Texas, cannot be changed or terminated orally, and shall be binding upon and inure to the benefit of the parties hereto, and their respective successors or personal representatives.

                               TGC INDUSTRIES, INC.




By:___________________________________________

                                  Name: ______________________________

                                  Title: _______________________________


                               CHASE PACKAGING CORP.




By:___________________________________________

                                  Name:
_____________________________________

                                  Title:
____________________________________

                               AMERICAN STOCK TRANSFER &
                               TRUST COMPANY



By:___________________________________________

                                  Name:
_____________________________________

                                  Title:
____________________________________

     The undersigned hereby acknowledges completion of the services of the Escrow Agent in the handling of the Escrow Agreement described above in a manner satisfactory and acceptable to us, and in consideration of the premises we do hereby release and discharge the Escrow Agent from any and all liability thereunder.

Date:________________________

                               TGC INDUSTRIES, INC.




By:___________________________________________

                                  Name:
_____________________________________
                                  Title:
____________________________________



                               CHASE PACKAGING CORP.




By:___________________________________________

                                  Name:
_____________________________________

                                  Title:
____________________________________



                                Exhibit 3.1

             Form of Articles of Incorporation, as amended, of the Company


                          Articles of Incorporation

                                     of

                            NEW CHASE CORPORATION


     The undersigned natural person of the age of eighteen (18) years or more, acting as the incorporator of a corporation under the Texas Business Corporation Act (the "TBCA"), does hereby adopt the following Articles of Incorporation for such Corporation:


                                 Article One
                                    Name

     The name of the Corporation is New Chase Corporation.


                                 Article Two
                                  Duration

     The period of duration of the Corporation is perpetual.


                                Article Three
                                  Purposes

     The purpose or purposes for which the Corporation is organized is the transaction of any one or more of those lawful businesses for which corporations may be incorporated under the TBCA.


                                Article Four
                                   Shares

     The Corporation may issue two classes of shares as follows:

     Section 4.1. Common Stock. The aggregate number of shares of Common Stock which the Corporation may issue is 25,000,000 shares, each having a par value of ten cents ($.10). The shares shall be designated as Common Stock and shall have identical rights and privileges in every respect.

     Section 4.2. Preferred Stock. The aggregate number of shares of Preferred Stock which the Corporation may issue is 4,000,000, each having a par value of one dollar ($1.00). The Preferred Stock authorized by these Restated Articles of Incorporation may be issued from time to time in series. The shares of each series shall be subject not only to the provisions of this Section 4.2 which is applicable to all series of preferred shares, but also to the additional provisions with respect to such series as are fixed from time to time by the Board of Directors. All preferred shares of each series shall be identical and of equal rank, except as may be modified by the Board of Directors. Each share of each series shall be identical in all respects with the other shares of such series, except as to the date from which dividends thereon shall be cumulative in the event the Board of Directors designates any such series to be cumulative preferred. The Board of Directors is hereby authorized and required to fix, in the manner and to the full extent provided and permitted by law, all provisions of the shares of each series not otherwise set forth in these Articles, including, but not limited to:

          L. Designation of Series and Number of Shares. The distinctive designation of each series and the number of shares constituting such series, which number may be increased (except where otherwise provided by the Board of Directors in its resolution creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution of the Board of Directors;

          M. Dividend Rates and Rights. The annual rate and frequency of payment of dividends payable on the shares of all series and the dividend rights applicable thereto, including, in the event of Cumulative Preferred Stock, the date from which dividends shall be cumulative on all shares of any series issued prior to the record date for the first dividend on shares of such series;

          N. Redemption. The rights, if any, of the Corporation to redeem; the terms and conditions of redemption; and the redemption price or prices, if any, for the shares of each, any, or all series;

          O. Sinking Fund. The obligation, if any, of the Corporation to maintain a sinking fund for the periodic redemption of shares of any series and to apply the sinking fund to the redemption of such shares;

          P. Voluntary Liquidation Preferences. The amount payable on shares of each series in the event of any voluntary liquidation, dissolution, or winding up of the affairs of the Corporation;

          Q. Conversion Rights. The rights, if any, of the holders of shares of each series to convert such shares into the Corporation's Common Stock and the terms and conditions of such conversion; and

          R. Voting Rights. The voting rights, if any, of the holders of the shares of each series, and any other preferences, and relative, participating, optional, or other special rights, and any qualifications, limitations, or restrictions thereof.


                                Article Five
                          Commencement of Business

     The Corporation will not commence business until it has received for the issuance of its shares consideration having a value of One Thousand Dollars ($1,000) and consisting only of money, labor done, or property actually received.


                                 Article Six
                              Preemptive Rights

     No shareholder or other person may have any preemptive rights whatsoever to acquire additional, unissued, or treasury shares of the Corporation, or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares, or any other securities or property whatsoever.


                                Article Seven
                                Miscellaneous

     Section 7.1. Bylaws. The power to alter, amend, repeal, or adopt the Bylaws of the Corporation is hereby vested in the Board of Directors, subject to repeal or change by action of the shareholders.

     Section 7.2. Non-Cumulative Voting. Directors are to be elected by plurality vote. Cumulative voting is not permitted.

     Section 7.3. Purchase Own Stock. The Corporation may, directly or indirectly, purchase its own shares to the extent of the aggregate of unrestricted capital surplus available therefor and unrestricted reduction surplus available therefor.

     Section 7.4. Supermajority Vote for Business Combinations. The affirmative vote of the holders of eighty percent (80%) or more of the issued and outstanding shares of the Corporation at a duly called meeting of the stockholders shall be required for the approval or authorization of
(1) any merger or consolidation of the Corporation with or into another corporation or entity, or (2) any sale of all or substantially all of the Corporation's assets to another corporation or entity.

     Section 7.5.   Consideration of Fairness of Business Combinations.
The Board of Directors of the Corporation, when evaluating any offer of another party to (1) purchase or otherwise acquire all or substantially all of the properties or assets of the Corporation, (2) merge or consolidate the Corporation with or into another corporation or entity, or (3) make a tender or exchange offer for any equity security of the Corporation, may, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors, including, without limitation:
(a) the fairness of the price or financial terms of the proposal, (b) the relationship of the proposal to the value of the Corporation in a transaction of a similar type resulting from arm's length negotiations; and
(c) the social and economic effects of the proposed transaction on the employees, shareholders, and other constituents of the Corporation and on the communities in which the Corporation operates or is located.

     Section 7.6. Number and Classification of Directors. The Board of Directors shall consist of not less than three (3) nor more than nine (9) directors. The number of Directors may be increased or decreased (within the limits stated above) by resolution of the Board of Directors, but no decrease may have the effect of shortening the term of any incumbent director. A director may be removed prior to the end of the term for which he is elected only for cause and by the affirmative vote of the holders of eighty percent (80%) or more of the issued and outstanding shares of the Corporation at a meeting of the stockholders duly called for the consideration of such removal. At any such time as the Board of Directors shall consist of five (5) or more directors, the Board of Directors may by resolution classify the Board into three (3) classes. The term of office of directors of the first class shall expire at the first annual meeting of shareholders after their election, that of the second class shall expire at the second annual meeting after their election, and that of the third class shall expire at the third annual meeting after their election. At each annual meeting after such classification the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting.

     Section 7.7. Supermajority Vote for Amendment of This Article. The provisions set forth in this Article Seven may not be amended, altered, changed, or repealed in any respect unless such action is approved by the affirmative vote of the holders of eighty percent (80%) or more of the issued and outstanding shares of the Corporation at a meeting of the stockholders duly called for the consideration of such amendment, alteration, change, or repeal.

     Section 7.8. Action Without a Meeting. Any action required by the TBCA to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing setting forth the actions so taken, are signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voting.

     Section 7.9. Limitation of Liability. To the fullest extent permitted by applicable law, no director of the Corporation may be held personally liable to the Corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article does not eliminate or limit the liability of a director for: (i) a breach of the director's duty of loyalty to the Corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided for by statute. Neither the amendment nor repeal of this Section will eliminate or reduce the effect of this Section in respect of any matter occurring, or any cause of action, suit, or claim that, but for this Section, would accrue or arise, prior to such amendment or repeal. If the TBCA or the Texas Miscellaneous Corporations Laws Act (the "TMCLA") is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Corporation shall be limited or eliminated to the fullest extent permitted by the TBCA or the TMCLA, as so amended from time to time.

     Section 7.10.  Indemnification.

          A. The Corporation shall indemnify, to the extent provided in the following paragraphs, any person who is or was a director, officer, agent, or employee of the Corporation and any person who serves or served at the Corporation's request as a director, officer, agent, employee, partner, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise. In the event the provisions of indemnification set forth below are more restrictive than the provisions of indemnification allowed by Article 2.02-1 of the Texas Business Corporation Act, then such persons named above shall be indemnified to the full extent permitted by Article 2.02-1 of the Texas Business Corporation Act as it may exist from time to time.

          B. In case of a suit by or in the right of the Corporation against a person named in subsection A above by reason of such person's holding a position named in such subsection A hereafter referred to as a derivative suit, the Corporation shall indemnify such person for reasonable expenses actually incurred by such person in connection with the defense or settlement of the suit, but only if such person satisfies the standard in subsection D to follow.

          C. In case of a threatened or pending suit, action, or proceeding (whether civil, criminal, administrative, or investigative), other than a derivative suit, hereafter referred to as a non-derivative suit, against a person named in subsection A above by reason of such person's holding a position named in such subsection A, the Corporation shall indemnify such person if such person satisfies the standard contained in subsection D, for amounts actually and reasonably incurred by such person in connection with the defense or settlement of the non-derivative suit as expenses (including court costs and attorneys' fees), amounts paid in settlement, judgements, and fines.

          D. Whether in the nature of a derivative suit or non-derivative suit, a person named in subsection A above will be indemnified only if it is determined in accordance with subsection A above that such person:

             1. acted in good faith in the transaction which is the subject of the suit;

             2.     reasonably believed:

                    a. if acting in his official capacity as director, officer, agent, or employee of the Corporation, that his conduct was in the best interests of the Corporation; and

                    b. in all other cases, that his conduct was not opposed to the best interests of the Corporation; and

        3. in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

     The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent will not, of itself, create a presumption that this person failed to satisfy the standard contained in this section.

          E. A determination that the standard of subsection D above has been satisfied must be made:

             1. by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in the proceeding; or

             2. if such quorum cannot be obtained, by a majority vote of a committee of the Board of Directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in the proceeding; or

             3. by special legal counsel selected by the Board of Directors or a committee of a board by vote as set forth in subsections 1 and 2 above, or, if such quorum cannot be obtained and such committee cannot be established, by a majority vote of all directors; or

             4. by the shareholders in a vote that excludes the vote of directors who are named defendants or respondents in the proceeding.

          F. Authorization of indemnification and determination as to reasonableness of expenses must be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses must be made in the manner specified by subsection E.3. above for the selection of special legal counsel.

          G. The Corporation may reimburse or pay in advance any reasonable expenses (including court costs and attorneys' fees) which may become subject to indemnification under subsections A through F above, but only in accordance with the provisions as stated in subsection E above, and only after the person to receive the payment
     (i) signs a written affirmation of his good faith belief that he has met the standard of conduct necessary for indemnification under subsection D, and (ii) undertakes in writing to repay such advances unless it is ultimately determined that such person is entitled to indemnification by the Corporation. The written undertaking required by this subsection must be an unlimited general obligation of the director but need not be secured. It may be accepted without reference to financial ability to make repayment.

          H. The indemnification provided by subsections A through F above will not be exclusive of any other rights to which a person may be entitled by law, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

          I. The indemnification and advance payment provided by subsections A through G above will continue as to a person who has ceased to hold a position named in subsection A above and will inure to such person's heirs, executors, and administrators.

          J. The Corporation may purchase and maintain insurance on behalf of any person who holds or has held any position named in subsection A above against any liability incurred by such person in any such position, or arising out of such person's status as such, whether or not the Corporation would have power to indemnify such person against such liability under subsections A through G above.

          K. Indemnification payments and advance payments made under subsections A through J above are to be reported in writing to the shareholders of the Corporation in the next notice or waiver of notice of annual meeting, or within twelve (12) months, whichever is sooner.


                                Article Eight
                         Registered Office and Agent

     The street address of the Corporation's initial registered office is 500 Throckmorton Street, Suite 3200, Fort Worth, Texas 76102-3859, and the name of the Corporation's initial registered agent at such address is Rice
M. Tilley, Jr.


                                Article Nine
                              Initial Directors

     The number of directors constituting the initial Board of Directors is five and the names and addresses of the persons who will serve as directors until the first annual meeting of the shareholders of the Corporation, or until their successors have been elected and qualify, are:

           Name                                             Address

     William J. Barrett        Janney Montgomery Scott Inc.
                               26 Broadway, 8th Floor
                               New York, NY  10004

     Doug Kirkpatrick          Chase Packaging Corporation
                               2550 N.W. Nicolai St.
                               Portland, OR 97210

     Herbert M. Gardner        Janney Montgomery Scott Inc.
                               26 Broadway, 8th Floor
                               New York, NY  10004

     Lewis W. Lovell           Chase Packaging Corporation
                               2550 N.W. Nicolai St.
                               Portland, OR  97210

     Allen T. McInnes          Tetra Technologies
                               25025 Interstate 45 N., Ste. 600
                               The Woodlands, TX  77380


                                 Article Ten
                                Incorporator

     The name and address of the incorporator is:

                 Name                            Address

     Rice M. Tilley, Jr.       Law, Snakard & Gambill
                               500 Throckmorton St., Ste. 3200
                               Fort Worth, TX  76102-3859


     This instrument is dated and signed by the undersigned on the 10th day of July, 1996.



                                    INCORPORATOR:



                                       /s/ Rice M. Tilley, Jr.


                                          Rice M. Tilley, Jr.


                            Articles of Amendment
                                   to the
                          Articles of Incorporation
                                     of
                            New Chase Corporation



     Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:


                                  Article 1

     The name of the corporation is New Chase Corporation (Charter No.
01406881).


                                  Article 2

     The following amendment to the Articles of Incorporation was adopted by the directors of the corporation on July 26, 1996. The amendment alters or changes Article 1 of the Articles of Incorporation, and Article 1 is amended to read as follows:

               "Article One. Name. The name of the corporation is Chase Packaging Corporation."


                                  Article 3

     No shares have been issued.


     This instrument is signed and dated by the undersigned majority directors and may be executed in multiple counterparts, each of which will for all purposes be deemed to be an original, on this the 26th day of July, 1996.


                                    NEW CHASE CORPORATION



                                    By:     /s/ L. W. Lovell


                                         L. W. Lovell, Director



                                    By:     /s/ Allen T. McInnes


                                         Allen T. McInnes, Director



                                    By:     /s/ William J. Barrett


                                         William J. Barrett, Director


                                Exhibit 3.2

                       Form of Bylaws of the Company

                                   BYLAWS
                                     OF
                         CHASE PACKAGING CORPORATION

                                  ARTICLE I
                                   OFFICES

          Sec. 1:1. Registered Office and Agent. The registered office of the corporation is 500 Throckmorton Street, Suite 3200, Fort Worth, Texas 76102. The name of the registered agent at such address is Rice M. Tilley, Jr.

          Sec. 1:2. Other Offices. The corporation may also have offices at such other places both within and without the State of Texas as the Board of Directors may from time to time determine or the business of the corporation may require.

                                 ARTICLE II
                                SHAREHOLDERS

          Sec. 2:1. Place of Meetings. All meetings of the shareholders for the election of directors are to be held at such time and place, within or without the State of Texas, as is stated in the notice of the meeting or in a duly executed waiver of notice thereof.

          Sec. 2:2. Annual Meetings. An annual meeting of the shareholders is to be held on the first Thursday of June of each year at the hour of 2:00 p.m. CDT. If such day is a legal holiday, then the meeting is to be on the next secular day following. At the meeting, the shareholders shall elect directors and transact such other business as may properly be brought before the meeting.

          Sec. 2:3. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, by the Articles of Incorporation, or by these Bylaws, may be called by the President, the Board of Directors, or by the holders of at least twenty percent (20%) of all the shares entitled to vote at the meetings. Business transacted at a special meeting is to be confined to the objects stated in the notice of meeting.

          Sec. 2:4. Notice. Written or printed notice stating the place, day, and hour of the meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice will be deemed to be delivered when deposited in the United States mail with postage thereon prepaid addressed to the shareholder at such shareholder's address as it appears on the stock transfer books of the corporation.

     Sec. 2:5. Order of Business at Meetings. The order of business at annual meetings and so far as practicable at other meetings of shareholders will be as follows unless changed by the Board of Directors:

          (A)  Call to order

          (B)  Proof of due notice of meeting

          (C)  Determination of quorum and examination of proxies

          (D)  Announcement of availability of voting list

          (E)  Announcement of distribution of annual statement

          (F) Reading and disposing of minutes of last meeting of shareholders

          (G)  Reports of officers and committees

          (H)  Appointment of voting inspectors

          (I)  Unfinished business

          (J)  New business

          (K)  Nomination of directors

          (L)  Opening of polls for voting

          (M)  Recess

          (N)  Reconvening; closing of polls

          (O)  Report of voting inspectors

          (P)  Other business

          (Q)  Adjournment

          Sec. 2:6. Quorum. A quorum will be present at a meeting of shareholders if the holders of one-third (1/3) of the shares entitled to vote are represented at the meeting in person or by proxy. If a quorum is not represented in person or by proxy at a meeting of the shareholders, the shareholders entitled to vote thereat, represented in person or by proxy, may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is represented in person or by proxy. At such adjourned meeting at which a quorum is represented in person or by proxy, any business may be transacted which might have been transacted at the meeting as originally notified.

          Sec. 2:7. Majority Vote; Withdrawal of Quorum. When a quorum is present at any meeting, the vote of the holders of a majority of the shares having voting power, present in person or represented by proxy, will decide any question brought before such meeting; unless the question is one upon which, by express provisions of the statutes, of the Articles of Incorporation, or of these Bylaws, a different vote is required in which case such express provisions will govern and control the decision of such question. The shareholders present at a duly organized meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

          Sec. 2:8. Method of Voting. Each outstanding share, regardless of class, will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation and except as otherwise provided in the Texas Business Corporation Act. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by such shareholder's duly authorized attorney-in-fact. No proxy will be valid after eleven months from the date of its execution unless otherwise provided in the proxy. A proxy will be revocable unless expressly provided therein to be irrevocable and unless otherwise made irrevocable by law. Each proxy is to be filed with the Secretary of the corporation prior to or at the time of the meeting. Any vote may be taken orally or by show of hands unless someone entitled to vote objects in which case written ballots are to be used.

          Sec. 2:9. Election of Directors. Directors are to be elected by plurality vote. Cumulative voting is not permitted.

          Sec. 2:10.      Voting List.  The officer or agent having charge
of the stock transfer books for shares of the corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of each and the number of voting shares held by each, which list, for a period of ten days prior to such meeting, is to be kept on file at the registered office of the corporation and is to be subject to inspection by any shareholder at any time during usual business hours. Such list is to be produced and kept open at the time and place of the meeting and will be subject to the inspection of any shareholder during the whole time of the meeting.

          Sec. 2:11.      Record Date; Closing Transfer Books.  For the
purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the stock transfer books will be closed for a stated period not to exceed sixty days. If the stock transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books are to be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or the determination of shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, will be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided herein, such determination will apply to any adjournment thereof except when the determination has been made through the closing of stock transfer books, and the stated period of closing has expired.

          Sec. 2:12.      Action Without Meeting.  Any action required by
the Texas Business Corporation Act to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing setting forth the actions so taken, are signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voting.

                                 ARTICLE III
                                  DIRECTORS

          Sec. 3:1. Management. The business and affairs of the corporation are to be managed by the Board of Directors who may exercise all such powers of the corporation and do all such lawful acts and things as are not (by statute or by the Articles of Incorporation or by these Bylaws) directed or required to be exercised by, or done or reserved to, the shareholders.

          Sec. 3:2. Place of Meetings. Meetings of the Board of Directors, regular or special, may be held either within or without the State of Texas.

           Sec. 3:3. Regular Meetings; Notice. Regular meetings of the Board of Directors are to be held without notice immediately following the annual meeting of shareholders and at the same place unless (by unanimous consent of the directors then elected and serving) such time or place is changed.

          Sec. 3:4. Special Meetings; Notice. Special meetings of the Board of Directors may be called by the President on three days' notice to each director either personally or by mail or telegram. Special meetings shall be called by the President or Secretary in like manner and on like notice in response to the written request of any two directors. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting unless required by these Bylaws. Attendance of a director at a meeting will constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

          Sec. 3:5. Quorum; Majority Vote. A quorum will be present at the meeting of directors only if one-third (1/3) or more of the directors are present at the meeting. The act of the majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors unless the act of a greater number is required by the Articles of Incorporation or these Bylaws. If a quorum is not present at a meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, unless a quorum is present.

          Sec. 3:6. Number; Qualification; Election; Term. The Board of Directors will consist of not less than one nor more than nine directors (none of whom need be shareholders or residents of the State of Texas).
The directors are to be elected at the annual meeting of shareholders except as hereafter provided. At any such time as the Board of Directors shall consist of nine (9) directors, the Board of Directors may by resolution classify the Board into three (3) classes, each class to consist of three (3) directors. The term of office of directors of the first class shall expire at the first annual meeting of shareholders after their election, that of the second class shall expire at the second annual meeting after their election, and that of the third class shall expire at the third annual meeting after their election. At each annual meeting after such classification the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting. Unless removed in accordance with the provisions of these Bylaws, each director will hold office for the term for which such director is elected and until such director's successor has been elected and qualified.

          Sec. 3:7. Change in Number. The number of directors may be increased or decreased (within the limits stated in Sec. 3:6 above) by resolution of the Board of Directors, but no decrease may have the effect of shortening the term of any incumbent director. Any directorship to be filled by reason of an increase in the number of directors is to be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose.

          Sec. 3:8. Removal. A Director may be removed prior to the end of the term for which he is elected only for cause at a special or annual meeting of shareholders by the affirmative vote of the holders of eighty percent (80%) or more of the issued and outstanding shares of the Corporation if notice of intention to act upon such matter has been given in the notice calling such meeting.

          Sec. 3:9. Vacancies. Any vacancy occurring in the Board of Directors (by death, resignation, removal, or otherwise) may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy is to be elected for the unexpired term of such director's predecessor in office.

          Sec. 3:10.      Procedure.  The Board of Directors shall keep
regular minutes of its proceedings. The minutes are to be placed in the minute book of the corporation.

          Sec. 3:11.      Compensation.  By resolution of the Board of
Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as a director. No such payment will preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of the executive committee or of special or standing committees may, by resolution of the Board of Directors, be allowed like compensation for attending committee meetings.

          Sec. 3:12.      Action Without Meeting.  Unless otherwise
restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors. Such consent will have the same force and effect as a unanimous vote at a meeting. Any such signed consent, or a signed copy thereof, is to be placed in the minutes book of the corporation. Further, but subject to the provisions required or permitted for notice of meetings, the directors may participate in and hold a meeting of such directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this provision will constitute presence in person at such meeting except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

                                 ARTICLE IV
                                  OFFICERS

          Sec. 4:1. Number and Qualification. The officers of the corporation shall consist of a President, a Vice-President, a Secretary, and a Treasurer, to be elected by the Board of Directors on the expiration of an officer's term or whenever a vacancy exists. The corporation may also have such other officers including additional vice-presidents and agents as the Board of Directors may deem necessary, each of whom may be elected by the Board at any meeting. Any two or more offices may be held by the same person. No officer or agent need be a shareholder, a director, or a resident of the State of Texas.

          Sec. 4:2. Term and Compensation. Unless otherwise specified by the Board at the time of election or appointment or in an employment contract approved by the Board, each officer's and agent's term is to end at the first meeting of directors held after the next annual meeting of the shareholders. Such officer or agent shall serve until the end of such person's term or, if earlier, such person's death, resignation, or removal.

The compensation of officers and agents is to be fixed from time to time by the Board of Directors.

          Sec. 4:3. Removal; Vacancies. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal will be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent will not of itself create contract rights. Any vacancy occurring in any office of the corporation (by death, resignation, removal, or otherwise) may be filled by the Board of Directors.

          Sec. 4:4. Authority. All officers and agents of the corporation, as between themselves and the corporation, will have such authority and perform such duties in the management of the corporation as may be provided in these Bylaws or as may be determined by resolution of the Board of Directors not inconsistent with these Bylaws.

          Sec. 4:5. President. The President of the corporation will preside at all meetings of the shareholders and the Board of Directors, will be the Chief Executive Officer and will have general and active management of the business and affairs of the corporation, and shall see that all orders and resolutions of the board are carried into effect. The President shall perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe.

          Sec. 4:6. Vice President. The Vice Presidents, in the order of their seniority unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties of the President. They shall perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the President may from time to time delegate.

          Sec. 4:7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders, shall record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for the executive committee when required. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors. The Secretary shall keep in safe custody the seal of the corporation and, when authorized by the Board of Directors or the executive committee, affix the same to any instrument requiring it. When so affixed, such seal is to be attested by the Secretary's signature or the signature of the Treasurer or an assistant Secretary. The Secretary shall perform such other duties and have such other authority and power as the Board of Directors may from time to time prescribe or as the President may from time to time delegate.

          Sec. 4:8.      Treasurer.  The Treasurer will have custody of
the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements of the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board or whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, the Treasurer shall give the corporation a bond in such form, in such sum, and with such surety or sureties as is satisfactory to the Board for the faithful performance of the duties of the Treasurer's office and for the restoration to the corporation, in case of the Treasurer's death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in such person's possession or under such person's control belonging to the corporation. The treasurer shall perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the President may from time to time delegate.

                                  ARTICLE V
                            CERTIFICATES OF STOCK

          Sec. 5:1. Certificates. The corporation shall deliver certificates representing all shares to which shareholders are entitled; and such certificates shall be signed by the President or a Vice-President and Secretary or Assistant Secretary or such other officers as the Directors of the Corporation may prescribe, and may be sealed with the seal of the corporation or a facsimile thereof. The signatures of such officer or officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar, either of which is other than the corporation itself or an employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate ceases to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer at the date of its
issuance.   Each certificate representing shares is to state upon the face thereof: (A) that the corporation is organized under the laws of the State of Texas; (B) the name of the person to whom issued; (C) the number and class of shares and the designation of the series, if any, which such certificate represents; and (D) the par value of each share represented by such certificate or a statement that the shares are without par value.

          Sec. 5:2. Issuance. Shares (both treasury and authorized but unissued) may be issued for such consideration (not less than par value) and to such persons as the Board of Directors may from time to time determine. Shares may not be issued until the full amount of the consideration, fixed as provided by law, has been paid.

          Sec. 5:3. Payment for Shares. The consideration paid for the issuance of shares is to consist of money paid, labor done (including services actually performed for the corporation), or property (tangible or intangible) actually received. Neither promissory notes nor the promise of future services may constitute payment or part payment for shares of the corporation. In the absence of fraud in the transaction, the judgment of the Board of Directors as to the value of the consideration received for shares will be conclusive. When such consideration has been paid to the corporation, the shares will be deemed to have been issued, the shareholder entitled to receive such issue will be a shareholder with respect to such shares, and the shares will be considered fully paid and nonassessable.
The consideration received for shares will be allocated by the Board of Directors in accordance with law between stated capital and capital surplus accounts.

          Sec. 5:4. Preemptive Rights.       No shareholder or other
person may have any preemptive rights whatsoever to acquire additional, unissued, or treasury shares of the corporation, or securities of the corporation convertible into or carrying a right to subscribe to or acquire shares, or any other securities or property whatsoever.

          Sec. 5:5. Lien. For any indebtedness of a shareholder to the corporation, the corporation will have a first and prior lien on all shares of its stock owned by such shareholder and on all dividends or other distributions declared thereon.

          Sec. 5:6. Lost, Stolen, or Destroyed Certificates. The corporation shall issue a new certificate in place of any certificate for shares previously issued if the registered owner of the certificate: (A) makes proof in affidavit form that it has been lost, destroyed, or wrongfully taken; (B) requests the issuance of a new certificate before the corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;
(C) gives a bond in such form, and with such surety or sureties, with fixed or open penalty as the corporation may direct, to indemnify the corporation (and its transfer agent and registrar, if any) against any claim that may be made on account of the alleged loss, destruction, or theft of the certificate; and (D) satisfies any other reasonable requirements imposed by the corporation. When a certificate has been lost, apparently destroyed, or wrongfully taken, and the holder of record fails to notify the corporation within a reasonable time after such holder has notice of it, and the corporation registers a transfer of the shares represented by the certificate before receiving such notification, the holder of record is precluded from making any claim against the corporation for the transfer or for a new certificate.

          Sec. 5:7. Registered Owner. Prior to due presentment for registration of transfer of a certificate for shares, the corporation may treat the registered owner as the person exclusively entitled to vote, to receive notices, and otherwise to exercise all the rights and powers of a shareholder.

          Sec. 5:8. Registration of Transfer. The corporation shall register the transfer of a certificate for shares presented to it for transfer if: (A) the certificate is properly endorsed by the registered owner or by such owner's duly authorized attorney; (B) the signature of such person has been guaranteed by a national banking association or member of the New York Stock Exchange and reasonable assurance is given that such endorsements are effective; (C) the corporation has no notice of an adverse claim or has discharged any duty to inquire into such a claim; and
(D) any applicable law relating to the collection of taxes has been complied with.

                                 ARTICLE VI
                             EXECUTIVE COMMITTEE

          Sec. 6:1. Designation; Authority; Responsibility. The Board of Directors may, by resolution adopted by a majority of the full Board of Directors fixed by the Bylaws, designate from among its members an executive committee and one or more other committees, each of which shall be comprised of one or more members and, to the extent provided in such resolution will have and may exercise all of the authority of the Board of Directors, except that no such committee may have the authority of the Board of Directors to amend the Articles of Incorporation, approve a plan of merger or consolidation, recommend to the shareholders the sale, lease, or exchange of all or substantially all of the property and assets of the corporation otherwise than in the usual and regular course of its business, recommend to the shareholders a voluntary dissolution of the corporation or a revocation thereof, amend, alter, or repeal the Bylaws of the corporation or adopt new Bylaws for the corporation, fill vacancies in or remove members of the Board of Directors of any such committee, fix the compensation of any member of such committee, or alter or repeal any resolution of the Board of Directors which by its terms provides that it is not so amendable or repealable; and, unless such resolution, the Articles of Incorporation, or these Bylaws of the Corporation expressly so provide, no such committee may declare a dividend or authorize the issuance of shares of the corporation. The designation of such committee and the delegation thereto of authority will not operate to relieve the Board of Directors or any member thereof of any responsibility imposed by law.

          Sec. 6:2. Procedure; Removal; Vacancies. The executive committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The minutes of the proceedings of the executive committee are to be placed in the minute book of the corporation. Any member of the executive committee elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby. A vacancy occurring in the executive committee (by death, resignation, removal, or otherwise) may be filled by the Board of Directors in the manner provided above for original designation.

          Sec. 6:3. Meetings; Quorum; Majority Vote. The time, place, and notice (if any) of executive committee meetings shall be determined by the executive committee. At meetings of the executive committee, a majority of the number of members designated by the Board of Directors will constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present will be the act of the executive committee except as otherwise specifically provided by statute or by the Articles of Incorporation or by these Bylaws. If a quorum is not present at a meeting of the executive committee, the members present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

          Sec. 6:4. Action Without Meeting. Any action required or permitted to be taken at a meeting of the executive committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the executive committee. Any such signed consent, or a signed copy thereof, is to be placed in the minute book of the corporation. Further, but subject to the provisions required or permitted for notice of meetings, the members of the executive committee may participate in and hold a meeting of such members of the executive committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this provision will constitute presence in person at such meeting except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

                                 ARTICLE VII
                          MISCELLANEOUS PROVISIONS

          Sec. 7:1. Notice. Whenever by statute, the Articles of Incorporation, or these Bylaws notice is required to be given to a director or shareholder, and no provision is made as to how the notice is to be given, it is not to be construed to mean personal notice, but any notice may be given (A) in writing, by mail, sufficient postage prepaid, addressed to the director or shareholder at the address appearing on the books of the corporation, or (B) in any other method permitted by law. Any notice required or permitted to be given by mail will be deemed given at the time when the same is deposited in the United States mail. Whenever any notice is required to be given to a shareholder or director of the corporation under the provisions of the Texas Business Corporation Act or under the provisions of the Articles of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, will be equivalent to the giving of such notice.

          Sec. 7:2. Tax Year and Seal. The tax year of the corporation is to be fixed by resolution of the Board of Directors. The corporate seal (of which there may be one or more exemplars) will contain the name of the corporation and the name of the state of incorporation. The seal may be used by impressing it or reproducing a facsimile of it or otherwise.

          Sec. 7:3. Checks and Notes; Books and Records. All checks or demands for money and notes of the corporation are to be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate. The corporation shall keep correct and complete books and records of account, shall keep minutes of the proceedings of its shareholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders giving the names and addresses of all shareholders and the number and class of the shares held by each. Any books, records, and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

          Sec. 7:4. Resignation. Any director, officer, or agent may resign by giving written notice to the President or the Secretary. Any such resignation will become effective at the time specified therein or immediately if no time is specified therein. Unless otherwise so specified, the acceptance of such resignation will not be necessary to make it effective.

          Sec. 7:5. Interested Directors, Officers, Shareholders.

               (A) If paragraph (B) below is satisfied, no contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association or other organization in which one or more of the corporation's directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose.

               (B)  Paragraph (A) above will apply only if:

                    (1) The contract or transaction is fair to the corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee of the board, or the shareholders; or

                    (2) The material facts as to the relationship or interest of the director or officer and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

                    (3) The material facts as to the relationship or interest of the director or officer and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a vote of the shareholders.

               (C) For purposes of paragraphs (A) and (B) above, common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

          Sec. 7:6. Limitation of Liability. To the fullest extent permitted by applicable law, no director of the corporation may be held personally liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Section does not eliminate or limit the liability of a director for: (i) a breach of the director's duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided for by statute. Neither the amendment nor repeal of this Section will eliminate or reduce the effect of this Section in respect of any matter occurring, or any cause of action, suit, or claim that, but for this Section, would accrue or arise, prior to such amendment or repeal. If the Texas Business Corporation Act (the "TBCA") or the Texas Miscellaneous Corporations Laws Act (the "TMCLA") is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Corporation shall be limited or eliminated to the fullest extent permitted by the TBCA or the TMCLA, as so amended from time to time.

          Sec. 7:7. Indemnification. As permitted by Article 2.02-1 of the TBCA as in effect on the date the corporation's Articles of Incorporation were filed with the Secretary of State for the State of Texas (the "Indemnification Statute"), the corporation hereby:

               (A) makes mandatory the indemnification permitted under Section B of the Indemnification Statute as contemplated by Section G thereof;

               (B) makes mandatory the payment or reimbursement of the reasonable expenses incurred by a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding upon such director's compliance with the requirement of Section K of the Indemnification Statute; and

               (C) extends the mandatory indemnification referred to in subsection (A) above and the mandatory payment or reimbursement of expenses referred to in subsection (B) above to all officers, employees, and agents of the corporation and to all persons who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the same extent that the corporation is obligated to indemnify and pay or reimburse expenses to directors.

          Sec. 7:8. Dividends and Reserves. Subject to statute and the Articles of Incorporation, dividends may be declared by the Board of Directors at any regular or special meeting and may be paid in cash, in property, or in shares of the corporation. The declaration and payment will be at the discretion of the Board of Directors. By resolution the Board of Directors may create such reserve or reserves out of the earned surplus of the corporation as the directors from time to time in their discretion think proper to provide for contingencies, to equalize dividends, to repair or maintain any property of the corporation, or for any other purpose they believe to be beneficial to the corporation. The directors may modify or abolish any such reserve in the manner in which it was created.

          Sec. 7:9. Purchase Own Shares. The corporation may, directly or indirectly, purchase its own shares to the extent of the aggregate of unrestricted capital surplus available therefor and unrestricted reduction surplus available therefor.

          Sec. 7:10.      Annual Statement.  At least ten days before each
annual meeting, the Board of Directors shall mail to each shareholder of record a full and clear statement of the business and condition of the corporation including a reasonably detailed balance sheet, income statement, and surplus statement, all prepared in conformity with generally accepted accounting principles applied on a consistent basis.

          Sec. 7:11.    Construction.  Whenever the context so requires,
the masculine will include the feminine and neuter, and the singular will include the plural, and conversely. If any portion of these Bylaws is determined invalid or inoperative, then, so far as is reasonable and possible, the remainder of these Bylaws is to be considered valid and operative, and effect is to be given to the intent manifested by the portion held invalid or inoperative. The table of contents and headings used in these Bylaws have been inserted for convenience only and do not constitute matters to be construed in interpretation.

          Sec. 7:12.      Amendment of Bylaws.  The power to alter, amend,
repeal, or adopt the Bylaws of the corporation is hereby vested in the Board of Directors, subject to repeal or change by action of the shareholders.

                              - END OF BYLAWS -


                                Exhibit 4.1

              Specimen Certificate for Company's Common Stock

                     Incorporated Under the
                   Laws of the State of Texas


COMMON STOCK                                     COMMON STOCK
  Number           (Company logo located here,       Shares
                    with the word "Chase" in
  C____________     a larger font size than the
                    words "Packaging Corp." with
                    the letter "S" lower than the
                    other letters, a line
                    graph after the word "Corp." with
                    a picture of a section of mesh
                    bag (wavy graph) above the
                    graph line.)


                   CHASE PACKAGING CORPORATION

                                             See Reverse for
                                           Certain Definitions
                                            CUSIP 161635 10 7

THIS CERTIFIES THAT



                              SPECIMEN


is the record holder of

Fully paid and Nonassessable Shares of Common Stock, Par Value of $0.10, of

                   CHASE PACKAGING CORPORATION

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares evidenced hereby are issued under and shall be subject to the provisions of the laws of the State of Texas and to the provisions of the Articles of Incorporation and the Bylaws of the Corporation and any amendments thereto, to all of which the holder by acceptance hereof, asserts. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

     WITNESS the facsimile seal of the corporation and the facsimile signatures of its duly authorized officers.

Dated:

                  (Corporate Seal Printed Here)
                   includes the words
                   "Chase Packaging Corporation"
                   and a picture of a 5 point Star
                   with the word "Texas" between
                   the points)


/s/ L W Lovell                             /s/ Doug Kirkpatrick
PRESIDENT                                  CHIEF FINANCIAL OFFICER


Countersigned and Registered:
     AMERICAN STOCK TRANSFER & TRUST COMPANY
                                   Transfer Agent and Registrar

By

                                               Authorized signature


                   CHASE PACKAGING CORPORATION

   Reference is made to the Articles of Incorporation of the Corporation, and all amendments thereto, now or hereafter on file with the Secretary of State of the State of Texas, for a statement of the designations, preferences, limitations, and relative rights of the shares of each class of stock authorized to be issued by the Corporation, the authority of the Board of Directors to fix and determine the relative rights and preferences of series of stock, if any, the denial of preemptive rights of shareholders, and other restrictions on the transfer or other disposition of shares of stock of the Corporation; and reference is also made to the resolution or resolutions of the Board of Directors of the Corporation, now or hereafter on file with such Secretary of State for a statement of the variations in the relative rights and preferences of the shares of each series of each preferred or special class of stock which the Corporation is authorized to issue so far as the same has or shall have been fixed and determined. The Corporation will provide a copy of the Articles of Incorporation of the Corporation and the above referenced resolutions of the Board of Directors of the Corporation, if any, to the record holder of this certificate, without charge, on written request to the Corporation at its principal place of business or registered office.

   PREEMPTIVE RIGHTS. Preemptive rights of the shareholders to acquire unissued or treasury shares of the Corporation are denied in Article Six of the Articles of Incorporation, a copy of which is on file in the office of the Secretary of State of the State of Texas and will be furnished to any shareholder without charge upon written request to the Corporation at its principal place of business or registered office.



   The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common   UNIF GIFT MIN ACT - ______ Custodian _____
TEN ENT - as tenants by the entireties               (Cust)         (Minor)
JT TEN - as joint tenants with right          Under Uniform Gifts to Minors
         of survivorship and not as            Act
_________________________
         tenants in common                             (State)

  Additional abbreviations may also be used though not in the above list.

   FOR VALUE RECEIVED, _______________________________ hereby sell, assign and transfer unto

Please Insert Social Security or Other
   Identifying Number of Assignee
___________________________________________________________________________

___________________________________________________________________________
                Please Print or Typewrite Name and Address,
                 Including Postal Zip Code of Assignee
___________________________________________________________________________

___________________________________________________________________________

____________________________________________________________________ Shares
of the Common Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Company with full power of substitution in the premises.


Dated__________________________

                                 X ________________________________________
                                                 (Signature)
            NOTICE:
   The signature(s) to this
   assignment must correspond
   with the name(s) as written
   upon the face of the certificate
   in every particular without
   alteration or enlargement or
X_________________________________________
   any change whatever.                          (Signature)

                                The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program, pursuant to S.E.C. Rule 17Ad-15.

                                SIGNATURE(S) GUARANTEED BY:




                                __________________________________________



                                Exhibit 10.1

               Form of 1996 Stock Option Plan of the Company

                           1996 Stock Option Plan
                                     of
                         Chase Packaging Corporation


                              Table of Contents


Page

Article I:  Definitions . . . . . . . . . . . . . . . . . . . . . . . . . 1
     Sec. 1:1. Act. . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
     Sec. 1:2. Affiliates . . . . . . . . . . . . . . . . . . . . . . . . 1
     Sec. 1:3. Agreement. . . . . . . . . . . . . . . . . . . . . . . . . 2
     Sec. 1:4. Board of Directors . . . . . . . . . . . . . . . . . . . . 2
     Sec. 1:5. Code . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
     Sec. 1:6. Committee. . . . . . . . . . . . . . . . . . . . . . . . . 2
     Sec. 1:7. Eligible Individuals . . . . . . . . . . . . . . . . . . . 2
     Sec. 1:8. Fair Market Value. . . . . . . . . . . . . . . . . . . . . 2
     Sec. 1:9. Holder . . . . . . . . . . . . . . . . . . . . . . . . . . 2
     Sec. 1:10.     Incentive Stock Options . . . . . . . . . . . . . . . 2
     Sec. 1:11.     Nonstatutory Stock Options. . . . . . . . . . . . . . 2
     Sec. 1:12.     Options . . . . . . . . . . . . . . . . . . . . . . . 2
     Sec. 1:13.     Stock . . . . . . . . . . . . . . . . . . . . . . . . 2

Article II:  Stock and Maximum Number of Shares Subject to the Plan . . . 3
     Sec. 2:1. Description of Stock and Maximum Shares Allocated. . . . . 3
     Sec. 2:2. Restoration of Shares. . . . . . . . . . . . . . . . . . . 3

Article III:  Administration of the Plan. . . . . . . . . . . . . . . . . 3
     Sec. 3:1. Stock Option Committee . . . . . . . . . . . . . . . . . . 3
     Sec. 3:2. Duration, Removal, Etc.. . . . . . . . . . . . . . . . . . 3
     Sec. 3:3. Meetings and Actions of Committee. . . . . . . . . . . . . 3
     Sec. 3:4. Committee's Powers . . . . . . . . . . . . . . . . . . . . 4

Article IV:  Eligibility and Participation. . . . . . . . . . . . . . . . 4
     Sec. 4:1. Eligible Individuals . . . . . . . . . . . . . . . . . . . 4
     Sec. 4:2. No Right to Option . . . . . . . . . . . . . . . . . . . . 4

Article V:  Grant of Options and Certain Terms of the Agreements. . . . . 5
     Sec. 5:1. Determination of Eligible Individuals. . . . . . . . . . . 5
     Sec. 5:2. Date of Grant. . . . . . . . . . . . . . . . . . . . . . . 5
     Sec. 5:3. Stock Option Agreement . . . . . . . . . . . . . . . . . . 5
     Sec. 5:4. Forfeiture of Stock. . . . . . . . . . . . . . . . . . . . 5
     Sec. 5:5. Cash Awards. . . . . . . . . . . . . . . . . . . . . . . . 6

Article VI:  Terms and Conditions of Options. . . . . . . . . . . . . . . 6
     Sec. 6:1. Number of Shares . . . . . . . . . . . . . . . . . . . . . 6
     Sec. 6:2. Exercise Price . . . . . . . . . . . . . . . . . . . . . . 7
     Sec. 6:3. Medium and Time of Payment, Method of Exercise, and
                    Withholding Taxes . . . . . . . . . . . . . . . . . . 7
     Sec. 6:4. Terms, Time of Exercise, and Transferability of
                    Options . . . . . . . . . . . . . . . . . . . . . . . 9
     Sec. 6:5. Limitation on Aggregate Value of Shares That May Become
                    First Exercisable During Any Calendar Year Under an
                    Incentive Stock Option. . . . . . . . . . . . . . . .12
     Sec. 6:6. Adjustments Upon Changes in Capitalization, Merger,
                    Etc.. . . . . . . . . . . . . . . . . . . . . . . . .12
     Sec. 6:7. Rights as a Shareholder. . . . . . . . . . . . . . . . . .13
     Sec. 6:8. Modification, Extension, and Renewal of Options. . . . . .13
     Sec. 6:9. Furnish Information. . . . . . . . . . . . . . . . . . . .14
     Sec. 6:10. Obligation to Exercise; Termination of Employment . . . .14
     Sec. 6:11. Agreement Provisions. . . . . . . . . . . . . . . . . . .14

Article VII:  Duration of Plan. . . . . . . . . . . . . . . . . . . . . .14

Article VIII:  Amendment of Plan. . . . . . . . . . . . . . . . . . . . .14

Article IX:  General. . . . . . . . . . . . . . . . . . . . . . . . . . .15
     Sec. 9:1. Application of Funds . . . . . . . . . . . . . . . . . . .15
     Sec. 9:2. Right of Company and Affiliates to Terminate
          Employment. . . . . . . . . . . . . . . . . . . . . . . . . . .15
     Sec. 9:3. No Liability for Good Faith Determinations . . . . . . . .15
     Sec. 9:4. Information Confidential . . . . . . . . . . . . . . . . .15
     Sec. 9:5. Other Benefits . . . . . . . . . . . . . . . . . . . . . .16
     Sec. 9:6. Execution of Receipts and Releases . . . . . . . . . . . .16
     Sec. 9:7. No Guarantee of Interests. . . . . . . . . . . . . . . . .16
     Sec. 9:8. Payment of Expenses. . . . . . . . . . . . . . . . . . . .16
     Sec. 9:9. Company Records. . . . . . . . . . . . . . . . . . . . . .16
     Sec. 9:10.     Information . . . . . . . . . . . . . . . . . . . . .16
     Sec. 9:11.     No Liability of Company . . . . . . . . . . . . . . .16
     Sec. 9:12.     Company Action. . . . . . . . . . . . . . . . . . . .16
     Sec. 9:13.     Severability. . . . . . . . . . . . . . . . . . . . .16
     Sec. 9:14.     Notices . . . . . . . . . . . . . . . . . . . . . . .17
     Sec. 9:15.     Waiver of Notice. . . . . . . . . . . . . . . . . . .17
     Sec. 9:16.     Successors. . . . . . . . . . . . . . . . . . . . . .17
     Sec. 9:17.     Headings. . . . . . . . . . . . . . . . . . . . . . .17
     Sec. 9:18.     Governing Law . . . . . . . . . . . . . . . . . . . .17
     Sec. 9:19.     Word Usage. . . . . . . . . . . . . . . . . . . . . .17
     Sec. 9:20.     Remedies. . . . . . . . . . . . . . . . . . . . . . .17

Article X:  Approval of Directors . . . . . . . . . . . . . . . . . . . .18

                           1996 Stock Option Plan
                                     of
                         Chase Packaging Corporation


     This Chase Packaging Corporation 1996 Stock Option Plan (the "Plan") provides for the granting of:

          (a) Incentive Stock Options (hereinafter defined) to certain key employees of Chase Packaging Corporation, a Texas corporation ("Company"), and/or its Affiliates (hereinafter defined), and

          (b) Nonstatutory Stock Options (hereinafter defined) to certain key employees of Company, and/or its Affiliates, and to certain individuals who are not employees of Company or its Affiliates.

     The purpose of the Plan is to provide an incentive for key employees of Company and/or its Affiliates, and for individuals who are not employees of Company and/or its Affiliates but who from time to time provide substantial advice or other assistance or services to Company and/or its Affiliates, to remain in the service of Company and/or its Affiliates or continue to provide such assistance, to extend to them the opportunity to acquire a proprietary interest in Company so that they will apply their best efforts for the benefit of Company, and to aid Company in attracting able persons to enter the service of Company and/or its Affiliates or provide such assistance.


                                  Article I
                                 Definitions

          Sec. 1:1. Act. "Act" shall mean the Securities Exchange Act of 1934, as amended.

          Sec. 1:2. Affiliates. "Affiliates" shall mean: (a) any corporation, other than Company, in an unbroken chain of corporations ending with Company if each of the corporations, other than Company, owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; and (b) any corporation, other than\ Company, in an unbroken chain of corporations beginning with Company if each of the corporations, other than the last corporation in the unbroken chain, owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

          Sec. 1:3. Agreement. "Agreement" shall mean the written agreement between Company and a Holder evidencing the Option granted by Company and the understanding of the parties with respect thereto.

          Sec. 1:4. Board of Directors. "Board of Directors" shall mean the board of directors of Company.

          Sec. 1:5. Code. "Code" shall mean the Internal Revenue Code of 1986, as amended.

          Sec. 1:6. Committee. "Committee" shall mean the committee designated in Article III hereof by the Board of Directors to administer this Plan.

          Sec. 1:7. Eligible Individuals. "Eligible Individuals" shall mean: (a) key employees, including officers and/or directors who are also employees of Company and/or of any of its Affiliates; and (b) individuals who are not employees of Company and/or of its Affiliates but who from time to time provide substantial advice or other assistance or services to Company and/or its Affiliates.

          Sec. 1:8. Fair Market Value. "Fair Market Value" shall mean, if the Stock is traded on one or more established markets or exchanges, the mean of the opening and closing prices of the Stock on the primary market or exchange on which the Stock is traded, and if the Stock is not so traded or the Stock does not trade on the relevant date, the value determined in good faith by the Board of Directors. For purposes of valuing Incentive Stock Options, the Fair Market Value of stock shall be determined without regard to any restriction other than one which, by its terms, will never lapse.

          Sec. 1:9. Holder. "Holder" shall mean an Eligible Individual to whom an Option has been granted.

          Sec. 1:10. Incentive Stock Options. "Incentive Stock Options" shall mean stock options that are intended to satisfy the requirements of Sec. 422 of the Code.

          Sec. 1:11.      Nonstatutory Stock Options.  "Nonstatutory Stock
     Options" shall mean stock options that are not intended to be, or are not denominated as, Incentive Stock Options.

          Sec. 1:12.      Options.  "Options" shall mean either Incentive
     Stock Options or Nonstatutory Stock Options, or both.

          Sec. 1:13. Stock. "Stock" shall mean Company's authorized $.01 par value Common Stock.


                                 Article II
                    Stock and Maximum Number of Shares
                            Subject to the Plan

          Sec. 2:1. Description of Stock and Maximum Shares Allocated. The Stock which Options granted hereunder give a Holder the right to purchase may be unissued or reacquired shares of Stock, as the Board of Directors may, in its sole and absolute discretion, from time to time determine. Subject to the adjustments in Sec. 6.6 hereof, the aggregate number of shares of Stock to be issued pursuant to the exercise of all Options granted hereunder may equal, but may not exceed, 600,000 shares of Company's Stock.

          Sec. 2:2. Restoration of Shares. If an Option hereunder expires, terminates, or is not exercised for any reason during the term of this Plan, the shares of Stock which were subject to such Option shall be "restored" to the Plan by again being available for Options granted after the shares' restoration, effective as of the first day of the year following such expiration, termination, or non-exercise.


                                 Article III
                        Administration of the Plan

          Sec. 3:1. Stock Option Committee. This Plan will be administered by a Committee consisting of three members to be appointed by Company's Board of Directors. The members of the Stock Option Committee must be members of the Company's Board of Directors.

          Sec. 3:2. Duration, Removal, Etc. The members of the Committee shall serve at the pleasure of the Board of Directors, which shall have the power, at any time and from time to time, to remove members from the Committee or to add members thereto. Vacancies on the Committee, however caused, shall be filled by the Board of Directors.

          Sec. 3:3. Meetings and Actions of Committee. The Committee shall elect one of its members as its Chairman and shall hold its meetings at such times and places as it may determine. All decisions and determinations of the Committee shall be made by the majority vote of all of its members present at a meeting; provided, however, that any decision or determination reduced to writing and signed by all of the members of the Committee shall be as fully effective as if it had been made at a meeting duly called and held. The Committee may make any rules and regulations for the conduct of its business that are not inconsistent with the provisions hereof and with the Bylaws of Company.

          Sec. 3:4. Committee's Powers. Subject to the express provisions hereof, the Committee shall have the authority, in its sole and absolute discretion to: (a) adopt, amend, and rescind administrative and interpretive rules and regulations relating to the Plan; (b) determine the terms and provisions of the respective Agreements (which need not be identical), including provisions defining or otherwise relating to: (i) subject to Article VI of the Plan, the term and the period or periods and extent of exercisability of the Options, (ii) the extent to which the transferability of shares of Stock issued upon exercise of Options is restricted, (iii) the effect of termination of employment upon the exercisability of the Options, and (iv) the effect of approved leaves of absence (consistent with any applicable regulations of the Internal Revenue Service); (c) accelerate the time of exercisability of any Option that has been granted; (d) construe the respective Option Agreements and the Plan; and (e) make all other determinations and perform all other acts necessary or advisable for administering the Plan, including the delegation of such ministerial acts and responsibilities as the Committee deems appropriate. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Agreement in the manner and to the extent it shall deem expedient to carry it into effect, and it shall be the sole and final judge of such expediency. The determination of the Committee on the matters referred to in this Sec.
     3.4 shall be final and conclusive.


                                 Article IV
                       Eligibility and Participation

          Sec. 4:1. Eligible Individuals. Options may be granted hereunder only to persons who are Eligible Individuals at the time of the grant thereof. Notwithstanding any provision contained herein to the contrary, a person may not receive an Incentive Stock Option hereunder unless he or she is an employee of Company and/or an Affiliate, nor shall a person be eligible to receive an Incentive Stock Option hereunder if he or she, at the time such Option is granted, would own (within the meaning of Secs. 422 and 425 of the Code) stock possessing more than ten percent (10%) of the total combined voting power or value of all classes of stock of Company or an Affiliate, unless at the time such Incentive Stock Option is granted the exercise price per share is at least one hundred ten percent (110%) of the Fair Market Value of each share of stock to which the Incentive Stock Option relates and the Incentive Stock Option is not exercisable after the expiration of five (5) years from the date it is granted.

          Sec. 4:2. No Right to Option. The adoption of the Plan shall not be deemed to give any person a right to be granted an Option.


                                  Article V
             Grant of Options and Certain Terms of the Agreements

          Sec. 5:1. Determination of Eligible Individuals. Subject to the express provisions hereof, the Committee shall determine which Eligible Individuals shall be granted Options hereunder from time to time. In making grants, the Committee shall take into consideration the contribution the potential Holder has made or may make to the success of Company and/or its Affiliates along with such other considerations as the Board of Directors may from time to time specify. The Committee shall also determine the number of shares subject to each of such Options and shall authorize and cause Company to grant Options in accordance with such determinations.

          Sec. 5:2. Date of Grant. The date on which the Committee completes all action constituting an offer of an Option to an individual, including the specification of the number of shares of Stock to be subject to the Option, shall be the date on which the Option covered by an Agreement is granted, even though certain terms of the Agreement may not be determined at such time and even though the Agreement may not be executed until a later time. For purposes of the preceding sentence, an offer shall be deemed made if the Committee has completed all such action and has communicated the grant thereof to the potential Holder. In no event, however, may an Optionee gain any rights in addition to those specified by the Committee in its grant, regardless of the time that may pass between the grant of the Option and the actual execution of the Agreement by Company and the Optionee.

          Sec. 5:3. Stock Option Agreement. Each Option granted hereunder shall be evidenced by an Agreement, executed by Company and the Eligible Individual to whom the Option is granted, incorporating such terms as the Committee deems necessary or desirable. More than one Option may be granted hereunder to the same Eligible Individual and be outstanding concurrently hereunder. In the event an Eligible Individual is granted both one or more Incentive Stock Options and one or more Nonstatutory Stock Options, such grants shall be evidenced by separate Agreements, one for each of the Incentive Stock Option grants and one for each of the Nonstatutory Stock Option grants.

          Sec. 5:4. Forfeiture of Stock. Each Agreement may provide for conditions giving rise to the forfeiture of the Stock acquired pursuant to an Option granted hereunder and/or such restrictions on the transferability of shares of Stock acquired pursuant to an Option granted hereunder as the Committee in its sole and absolute discretion deems proper or advisable. Such conditions giving rise to forfeiture may include, but need not be limited to, the requirement that the Holder render substantial services to Company and/or its Affiliates for a specified period of time. Such restrictions on transferability may include, but need not be limited to, options and rights of first refusal in favor of Company.

          Sec. 5:5. Cash Awards. In addition, the Board of Directors may authorize the Committee to grant cash awards payable in connection with the exercise of an Option upon such terms and conditions as are specified by the Board of Directors; provided that no such cash award shall be effective unless it complies with any applicable requirements for exemption from liability pursuant to Rule 16b-3 promulgated under the Act.


                                 Article VI
                     Terms and Conditions of Options

     All Options granted hereunder shall comply with, be deemed to include, and shall be subject to, the following terms and conditions:

          Sec. 6:1. Number of Shares. Each Agreement shall state the number of shares of Stock to which it relates. Except to the extent an Agreement otherwise provides, the following limitations shall apply to the exercise of each Option:

               A. First Year. A Holder may not exercise his or her Option during the first twelve (12) month period following the date of grant of such Option.

               B. After First Year. A Holder may exercise up to (but not more than) one-third of the total shares of Stock subject to his or her Option at any time after the first twelve (12) month period following the day of grant of such Option.

               C. After Second Year. A Holder may exercise up to (but not more than) two-thirds of the total shares of Stock subject to his or her Option at any time after the first twenty-four (24) month period following the date of grant of such Option.

               D. After Third Year. A Holder may exercise all of the shares of Stock subject to his or her Option at any time after the first thirty-six (36) month period following the date of grant of such Option.

               E. Senior Status. Notwithstanding the limitations stated above, if a Holder is sixty-five (65) years of age or older at the time his or her Option is granted, such Holder may exercise up to (but not more than) one-half of the total shares of Stock subject to such Option at any time during the first twelve (12) month period following the date of grant of such Option and thereafter may exercise all of the shares of Stock subject to such Option.

               F. De Minimis Limitation. Subject to the limitations stated above, each Option may be exercised at one time or on several successive occasions; however, each Option may not be exercised in an amount less than one hundred (100) shares at any one time (unless such exercise is being made as to the entire portion of Stock which may be purchased pursuant to this Plan).

          Sec. 6:2. Exercise Price. Each Agreement shall state the exercise price per share of Stock. The exercise price per share of stock subject to an Incentive Stock Option shall not be less than the greater of: (a) the par value per share of the Stock; or (b) one hundred percent (100%) of the Fair Market Value per share of Company's Stock on the date of the grant of the Option. The exercise price per share of stock subject to a Nonstatutory Stock Option shall not be less than fifty percent (50%) of the Fair Market Value per share of the Stock on the date of the grant of the Option.

          Sec. 6:3. Medium and Time of Payment, Method of Exercise, and Withholding Taxes.

               A. Payment of Exercise Price. The exercise price of stock covered by an Option shall be payable upon the exercise of the Option in cash, by certified or cashier's check, or, with the consent of the Committee, with shares of Stock of Company which have been held by the Holder for at least six (6) months prior to the date of exercise, or with the consent of the Committee, by a combination of cash and such shares. Exercise of an Option shall not be effective until Company has received written notice of exercise. Such notice must specify the number of whole shares to be purchased and be accompanied by payment in full of the aggregate exercise price of the number of shares purchased. Company shall not in any case be required to sell, issue, or deliver a fractional share with respect to any Option.

               B. New Options. In the event that a Holder pays the exercise price of his Option, in whole or in part, with previously owned shares of Stock, pursuant to the rules specified above, then, if and to the extent approved by the Committee, in addition to the shares of Stock purchased pursuant to the Option exercise, such Holder shall also receive a new Option, subject to the terms and conditions set forth below and in the Holder's individual Stock Option Agreement. Upon exercise of the Option with payment in the form of either shares of Stock or a combination of cash and shares of Stock, the Committee may, in its sole and absolute discretion, grant the Holder a new Option for shares of Stock equal to the number of shares that were delivered by the Holder to Company to pay, in whole or in part, the exercise price of the previous Option. The exercise price of the new Option shall be equal to at least 100% of the Fair Market Value per share of the Stock on the date of the exercise of the previous Option. Provided, however, the new Option cannot be exercised by the Holder until the later of: (1) the exercisability dates specified in the individual Option Agreement; or (2) six (6) months after the date of grant. As a further condition on the exercisability of the new Option, the shares of Stock received by the Holder upon exercise of his or her previous Option must be held by the Holder for at least six
          (6) months prior to any sale of such shares by the Holder. Any sale of such shares by a Holder prior to the expiration of the six (6) month holding period shall render the new Option non-exercisable. Nothing in this paragraph shall prevent the Committee from granting a Holder another new Option in the future when the previous new Option is exercised by the Holder with the payment of previously owned shares of Stock.

               C.   Withholding.

                    1. General. The Committee may, in its discretion, require a Holder to pay to Company at the time of exercise of an Option (or portion thereof) the amount that Company deems necessary to satisfy its obligation to withhold Federal, state, or local income or other taxes incurred by reason of the exercise. Upon the exercise of an Option requiring tax withholding, a Holder may make a written request to have shares of stock withheld by Company from the shares otherwise to be received. The number of shares so withheld shall have an aggregate Fair Market Value on the date of exercise sufficient to satisfy the applicable withholding taxes. The acceptance of any such request by a Holder shall be at the sole discretion of the Committee, including, if deemed necessary by the Committee, approval by the Securities and Exchange Commission and the satisfaction of any additional requirements necessary to obtain such approval.

                    2. Additional Sec. 16b Requirements. Currently, with respect to Option holders subject to liability under
               Section 16b of the Act, such additional requirements include the following: (1) any previously owned shares of Stock used to satisfy the withholding obligation must have been held by the taxpayer for at least six (6) months, and any Option shares otherwise issuable hereunder to be withheld to satisfy such obligations may be so withheld only if both the exercise of the Option and the election to have shares withheld are made at least six (6) months after the date of grant; (2) the Option holder's election must be made: (a) at least six (6) months less one day prior to the date on which the option exercise becomes taxable, or (b) within a 10-day "window period" beginning on the third business day following the release of Company's annual or quarterly financial reports and ending on the twelfth day thereafter (but in no event later than the date the option exercise becomes taxable); (3) Company has been subject to the Act's reporting requirements for more than a year and has filed all reports and statements required to be filed pursuant to
               Section 13 of the Act; (4) Company regularly issues quarterly or annual summary statements of sales and earnings; (5) all members of the Committee administering the Plan with respect to Option holders subject to liability under Section 16b of the Act are "disinterested" in accordance with Rule 16b-3 promulgated under the Act; (6) the Committee will be empowered to consent to or disapprove an Option holder's withholding election; and (7) any withholding election will be required to be irrevocable.

          Sec. 6:4. Terms, Time of Exercise, and Transferability of
Options.

               L. Decrease in Term of Option. In addition to such other terms and conditions as may be included in a particular Agreement granting an Option, an Option shall be exercisable during a Holder's lifetime only by him or her or by his or her guardian or legal representative. An Option shall not be transferrable other than by will or the laws of descent and distribution. Each Option shall also be subject to the following terms and conditions (except to the extent a Holder's Agreement otherwise provides):

                    1.    Termination of Employment or Directorship.

                          a. Voluntary Termination. If a Holder ceases to be employed by at least one of the employers in the group of employers consisting of Company and its Affiliates because the Holder voluntarily terminates his or her employment with such group of employers and the Holder does not remain or thereupon become a director of Company or one or more of its Affiliates, or if a Holder ceases to be a director of at least one of the corporations in the group of corporations consisting of Company and its Affiliates and the Holder does not remain or thereupon become an employee of Company or one or more of its Affiliates, the portion (if any) of an Option that remains unexercised, including that portion (if any) that pursuant to the Agreement is not yet exercisable, as of the date of the Holder's termination of employment or ceasing to be a director, whichever occurs later, shall terminate and cease to be exercisable as of such date (or ninety [90] days prior thereto if the Holder elected to exercise his or her Option in anticipation of such termination [to be determined in the sole discretion of the Committee]).

                          b. Termination for Cause. If a Holder ceases to be employed by at least one of the employers in the group of employers consisting of Company and its Affiliate because any of such entities terminates the Holder's employment for cause, the portion (if any) of an Option that remains unexercised, including that portion (if any) that pursuant to the Agreement is not yet exercisable, at the time of the Holder's termination of employment, shall terminate and cease to be exercisable immediately upon such termination (or ninety [90] days prior thereto if the Holder elected to exercise his or her Option in anticipation of such termination [to be determined in the sole discretion of the Committee]). A Holder's employment shall be deemed terminated "for cause" if terminated by the Board of Directors of Company (or the board of directors of an Affiliate) because of incompetence, insubordination, dishonesty, other acts detrimental to the interest of Company and/or its Affiliates, or any material breach by the Holder of any employment, nondisclosure, noncompetition, or other contract with Company and/or one of its Affiliates. Whether "cause" exists shall be determined by such Board of Directors in its sole discretion and in good faith. The exercise of an option in anticipation of a termination for cause shall be null and void.

                          c.   Termination Without Cause.  If a Holder
                    ceases to be employed by at least one of the employers in the group of employers consisting of Company and its Affiliates because one or more of such entities terminates the employment of the Holder for otherwise than for "cause," and the Holder does not remain or thereupon become a director of Company and/or one or more of its Affiliates, the Holder shall have the right for thirty (30) days following such termination to exercise the Option with respect to that portion thereof that has become exercisable pursuant to Holder's Agreement as of the date of such termination, and thereafter the Option shall terminate and cease to be exercisable.

                    2. Disability. If a Holder ceases to be employed by at least one of the employers in the group of employers consisting of Company and its Affiliates by reason of disability (as defined in Sec. 22(e)(3) of the Code) and does not remain or thereupon become a director of Company or one or more of its Affiliates, or if the Holder ceases by reason of such disability to be a director of at least one of the corporations in the group of corporations consisting of Company and its Affiliates, the Holder shall have the right for ninety (90) days after the date of termination of employment with, or cessation of directorship of, such group of employers by reason of disability, whichever occurs later, to exercise an Option to the extent such Option is exercisable on the date of his or her termination of employment, and thereafter the Option shall terminate and cease to be exercisable.

                    3. Death. If a Holder dies while in the employ of Company or an Affiliate, or dies while a director of Company or an Affiliate, his or her Option shall be exercisable by his or her legal representatives, legatees, or distributees for six (6) months following the date of the Holder's death to the extent such Option is exercisable on the Holder's date of death, and thereafter the Option shall terminate and cease to be exercisable.

               M. Term of Option. Notwithstanding any other provision of this Plan, including the provisions of Subsection A above, no Incentive Stock Option may be exercised after the expiration of ten (10) years from the date it was granted (or the period specified in Sec. 4.1, if applicable). The Committee may prescribe in any Agreement that the Option evidenced thereby may be exercised in full or in part as to any number of shares subject thereto at any time or from time to time during the term of the Option, or in such installments at such times during said term as the Committee may prescribe. Except as provided above and unless otherwise provided in any Agreement, an Option may be exercised at any time or from time to time during the term of the Option. Such exercise may be as to any or all whole (but no fractional) shares which have become purchasable under the Option.

               N. Issuance of Stock Certificates. Within a reasonable time, or such time as may be permitted by law, after Company receives written notice that the Holder has elected to exercise all or a portion of an Option, such notice to be accompanied by payment in full of the aggregate exercise price of the number of shares purchased, Company shall issue and deliver a certificate representing the shares acquired as a result of the exercise and any other amounts payable in consequence of such exercise. In the event that a Holder exercises both an Incentive Stock Option, or portion thereof, and a Nonstatutory Stock Option, or a portion thereof, separate Stock certificates shall be issued, one for the Stock subject to the Incentive Stock Option and one for the Stock subject to the Nonstatutory Stock Option. The number of shares of Stock transferrable due to an exercise of an Option under this Plan shall not be increased due to the passage of time, except as may be provided in an Agreement.

               a) Issuance in Compliance With Securities Laws. Nothing herein or in any Option granted hereunder shall require Company to issue any shares upon exercise of any Option if such issuance would, in the opinion of counsel for Company, constitute a violation of the Securities Act of 1933, as amended, or any similar or superseding statute or statutes, or any other applicable statute or regulation, as then in effect.

               P. Investment Legend. At the time of exercise of an Option, Company may, as a condition precedent to the exercise of such Option, require from the Holder of the Option (or in the event of his or her death, his or her legal representatives, legatees, or distributees) such written representations, if any, concerning his or her intentions with regard to the retention or disposition of the shares being acquired by exercise of such Option and such written covenants and agreements, if any, as to the manner of disposal of such shares as, in the opinion of counsel to Company, may be necessary to ensure that any disposition by such Holder (or in the event of his or her death, his or her legal representatives, legatees, or distributees), will not involve a violation of the Securities Act of 1933, as amended, or any similar or superseding statute or statutes, or any other applicable state or federal statute or regulation, as then in effect. Certificates for shares of Stock, when issued, may have the following legend, or statements of other applicable restrictions, endorsed thereon, and may not be immediately transferable:

               The shares of Stock evidenced by this certificate have been issued to the registered owner in reliance upon written representations that these shares have been purchased for investment. These shares may not be sold, transferred, or assigned unless, in the opinion of Company and its legal counsel, such sale, transfer, or assignment will not be in violation of the Securities Act of 1933, as amended, applicable rules and regulations of the Securities and Exchange Commission, and any applicable state securities laws.

          Sec. 6:5. Limitation on Aggregate Value of Shares That May Become First Exercisable During Any Calendar Year Under an Incentive Stock Option. With respect to any Incentive Stock Option granted under this Plan, to the extent that the aggregate Fair Market Value of shares of Stock exceed $100,000, then such excess over $100,000 shall not be considered as subject to an Incentive Stock Option, but rather shall be considered as subject to a Nonstatutory Stock Option. This rule shall be applied by taking shares of Stock subject to Incentive Stock Options that are purchasable for the first time in the calendar year into account in the order in which such Incentive Stock Options were granted.

          Sec. 6:6. Adjustments Upon Changes in Capitalization, Merger,
Etc.

               A. Method of Adjustment. In the event of any change in the number of outstanding shares of Stock effected without receipt of consideration therefor by Company (other than as a result of the conversion of Company's Class B Common Stock into Class A Common Stock) by reason of a stock dividend, or split, combination, exchange of shares or other recapitalization, merger, or otherwise, in which Company is the surviving corporation, the aggregate number and class of the reserved shares, the number and class of shares subject to each outstanding Option, and the exercise price of each outstanding Option shall be automatically adjusted to accurately and equitably reflect the effect thereon of such change (provided that any fractional share resulting from such adjustment may be eliminated). In the event of a dispute concerning such adjustment, the decision of the Committee shall be conclusive. The number of reserved shares or the number of shares subject to any outstanding Option shall be automatically reduced by any fraction included therein which results from any adjustment made pursuant hereto.

               B. Termination of Option. The following provisions shall apply unless a Holder's Agreement provides otherwise. A dissolution or liquidation of Company; a sale of all or substantially all of the assets of Company where it is contemplated that within a reasonable period of time thereafter Company will either be liquidated or converted into a nonoperating company or an extraordinary dividend will be declared resulting in a partial liquidation of Company (but in all cases only with respect to those employees whom it is anticipated will lose their employment with Company and its Affiliates as a result of such sale of assets); a merger or consolidation (other than a merger effecting a reincorporation of Company in another state or any other merger or a consolidation in which the shareholders of the surviving corporation and their proportionate interests therein immediately after the merger or consolidation are substantially identical to the shareholders of Company and their proportionate interests therein immediately prior to the merger or consolidation) in which Company is not the surviving corporation (or survives only as a subsidiary of another corporation in a transaction in which the shareholders of the parent of Company and their proportionate interests therein immediately after the transaction are not substantially identical to the shareholders of Company and their proportionate interests therein immediately prior to the transaction) shall cause every Option then outstanding to terminate, but the Holders of each such then outstanding Option shall, in any event, have the right, immediately prior to such dissolution, liquidation, sale of assets, merger, consolidation, or transaction, to exercise each such Option, to the extent not theretofore exercised, without regard to the determination as to the periods and installments of exercisability made pursuant to a Holder's Agreement if (and only if) such Options have not at that time expired or been terminated.

          Sec. 6:7. Rights as a Shareholder. A Holder shall have no right as a shareholder with respect to any shares covered by his or her Option until a certificate representing such shares is issued to him or her. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash or other property) or distributions or other rights for which the record date is prior to the date such certificate is issued (except as provided in Sec. 6.6. hereof).

          Sec. 6:8. Modification, Extension, and Renewal of Options. Subject to the terms and conditions of and within the limitations of the Plan, the Committee may modify, extend, or renew outstanding Options granted under the Plan, or accept the surrender of Options outstanding hereunder (to the extent not theretofore exercised) and authorize the granting of new Options hereunder in substitution therefor (to the extent not theretofore exercised). The Committee may not, however, without the consent of the Holder, modify any outstanding Incentive Stock Options so as to specify a lower exercise price or accept the surrender of outstanding Incentive Stock Options and authorize the granting of new Options in substitution therefor specifying a lower option price. In addition, no modification of an Option granted hereunder may, without the consent of the Holder, alter or impair any rights or obligations under any Option theretofore granted hereunder to such Holder under the Plan, except as may be necessary with respect to Incentive Stock Options to satisfy the requirements of Sec. 422 of the Code.

          Sec. 6:9. Furnish Information. Each Holder shall furnish to Company all information requested by Company to enable it to comply with any reporting or other requirements imposed upon Company by or under any applicable statute or regulation.

          Sec. 6:10. Obligation to Exercise; Termination of Employment. The granting of an Option hereunder shall impose no obligation upon the Holder to exercise the same or any part thereof. In the event of a Holder's termination of employment with Company or an Affiliate, the unexercised portion of an Option granted hereunder shall terminate in accordance with Sec. 6.4 hereof.

          Sec. 6:11. Agreement Provisions. The Agreements authorized under the Plan shall contain such provisions in addition to those required by the Plan (including, without limitation, restrictions or the removal of restrictions upon the exercise of the Option and the retention or transfer of shares thereby acquired) as the Committee deems advisable. Each Agreement shall identify the Option evidenced thereby as an Incentive Stock Option or Nonstatutory Stock Option, as the case may be, and no Agreement shall cover both an Incentive Stock Option and Nonstatutory Stock Option. Except as provided by Subsection B of Sec. 6.6, each Agreement relating to an Incentive Stock Option granted hereunder shall contain such limitations and restrictions upon the exercise of the Incentive Stock Option to which it relates as are necessary for the Incentive Stock Option to which such Agreement relates to constitute an incentive stock option, as defined in Sec. 422 of the Code.


                                 Article VII
                              Duration of Plan

     No Incentive Stock Options may be granted hereunder after the date that is ten (10) years from the earlier of: (i) the date this Plan is adopted by the Board of Directors; or (ii) the date this Plan is approved by Company's shareholders. In addition, with respect to shares of Stock not currently covered by an outstanding Option, this Plan may be terminated at any time by the Board of Directors.

                                Article VIII
                             Amendment of Plan

     The Board of Directors may, insofar as permitted by law, with respect to any shares at the time are not subject to Options, suspend or discontinue the Plan or revise or amend it in any respect whatsoever; provided, however, that, without the approval of the holders of a majority of the outstanding shares of voting stock of all classes of Company, no such revision or amendment shall: (a) change the number of shares of the Stock subject to the Plan, (b) change the designation of the class of employees eligible to receive Options, (c) decrease the price at which Incentive Stock Options may be granted, (d) remove the administration of the Plan from the Committee, or (e) without the consent of the affected Holder, cause the Incentive Stock Options granted hereunder and outstanding at such time that satisfied the requirements of Sec. 422 of the Code to no longer satisfy such requirements.


                                 Article IX
                                   General

          Sec. 9:1. Application of Funds. The proceeds received by Company from the sale of shares pursuant to Options shall be used for general corporate purposes.

          Sec. 9:2. Right of Company and Affiliates to Terminate Employment. Nothing contained in the Plan, or in any Agreement, shall confer upon any Holder the right to continue in the employ of Company or any Affiliate, or interfere in any way with the rights of Company or any Affiliate to terminate his or her employment at any time.

          Sec. 9:3. No Liability for Good Faith Determinations. Neither the members of the Board of Directors nor any member of the Committee shall be liable for any act, omission, or determination taken or made in good faith with respect to the Plan or any Option granted under it, and members of the Board of Directors and the Committee shall be entitled to indemnification and reimbursement by Company in respect of any claim, loss, damage, or expense (including attorneys' fees, the costs of settling any suit, provided such settlement is approved by independent legal counsel selected by Company, and amounts paid in satisfaction of a judgment, except a judgment based on a finding of bad faith) arising therefrom to the full extent permitted by law and under any directors and officers liability or similar insurance coverage that may from time to time be in effect.

          Sec. 9:4. Information Confidential. As partial consideration for the granting of each Option hereunder, the Holder shall agree with Company that he or she will keep confidential all information and knowledge that he or she has relating to the manner and amount of his or her participation in the Plan; provided, however, that such information may be disclosed as required by law and may be given in confidence to the Holder's spouse, tax, and financial advisors, or to a financial institution to the extent that such information is necessary to secure a loan. In the event any breach of this promise comes to the attention of the Committee, it shall take into consideration such breach, in determining whether to recommend the grant of any future Option to such Holder, as a factor militating against the advisability of granting any such future Option to such individual.

          Sec. 9:5. Other Benefits. Participation in the Plan shall not preclude the Holder from eligibility in any other stock option plan of Company or any Affiliate or any old age benefit, insurance, pension, profit sharing retirement, bonus, or other extra compensation plans which Company or any Affiliate has adopted, or may, at any time, adopt for the benefit of its employees.

          Sec. 9:6. Execution of Receipts and Releases. Any payment of cash or any issuance or transfer of shares of Stock to the Holder, or to his or her legal representative, heir, legatee, or distributee, in accordance with the provisions hereof, shall, to the extent thereof, be in full satisfaction of all claims of such persons hereunder. The Committee may require any Holder, legal representative, heir, legatee, or distributee, as a condition precedent to such payment, issuance, or transfer, to execute a release and receipt therefor in such form as it shall determine.

          Sec. 9:7. No Guarantee of Interests. Neither the Committee nor Company guarantees the Stock of Company from loss or depreciation.

          Sec. 9:8. Payment of Expenses. All expenses incident to the administration, termination, or protection of the Plan, including, but not limited to, legal and accounting fees, shall be paid by Company or its Affiliates.

          Sec. 9:9. Company Records. Records of Company or its Affiliates regarding the Holder's period of employment, termination of employment and the reason therefor, leaves of absence, re-employment, and other matters shall be conclusive for all purposes hereunder, unless determined by the Committee to be incorrect.

          Sec. 9:10. Information. Company and its Affiliates shall, upon request or as may be specifically required hereunder, furnish or cause to be furnished, all of the information or documentation which is necessary or required by the Committee to perform its duties and functions under the Plan.

          Sec. 9:11.      No Liability of Company.  Company assumes no
     obligation or responsibility to the Holder or his or her personal representatives, heirs, legatees, or distributees for any act of, or failure to act on the part of, the Committee.

          Sec. 9:12.      Company Action.  Any action required of Company
     shall be by resolution of its Board of Directors or by a person authorized to act by resolution of the Board of Directors.

          Sec. 9:13. Severability. If any provision of this Plan is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable, and the Plan shall be construed and enforced as if the illegal or invalid provision had never been included herein.

          Sec. 9:14.      Notices.  Whenever any notice is required or
     permitted hereunder, such notice must be in writing and personally delivered or sent by mail. Any notice required or permitted to be delivered hereunder shall be deemed to be delivered on the date on which it is personally delivered, or, whether actually received or not, on the third business day after it is deposited in the United States mail, certified or registered, postage prepaid, addressed to the person who is to receive it at the address which such person has theretofore specified by written notice delivered in accordance herewith. Company or a Holder may change, at any time and from time to time, by written notice to the other, the address which it, he, or she had theretofore specified for receiving notices. Until changed in accordance herewith, Company and each Holder shall specify as its, his, or her address for receiving notices the address set forth in the Agreement pertaining to the shares to which such notice relates.

          Sec. 9:15.      Waiver of Notice.  Any person entitled to notice
     hereunder may waive such notice.

          Sec. 9:16.      Successors.  The Plan shall be binding upon the
     Holder, his or her heirs, legatees, and legal representatives, upon Company, its successors, and assigns, and upon the Committee, and its successors.

          Sec. 9:17.   Headings.  The titles and headings of Sections and
     Subsections are included for convenience of reference only and are not to be considered in construction of the provisions hereof.

          Sec. 9:18. Governing Law. All questions arising with respect to the provisions of the Plan shall be determined by application of the laws of the State of Texas except to the extent Texas law is preempted by federal law. Questions arising with respect to the provisions of an Agreement that are matters of contract law shall be governed by the laws of the state specified in the Agreement, except to the extent Texas corporate law conflicts with the contract law of such state, in which event Texas corporate law shall govern. The obligation of Company to sell and deliver Stock hereunder is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

          Sec. 9:19.   Word Usage.  Words used in the masculine shall apply
     to the feminine where applicable, and wherever the context of this Plan dictates, the plural shall be read as the singular and the singular as the plural.

          Sec. 9:20.      Remedies.  Company may recover from a Holder
     reasonable attorneys' fees incurred in connection with the enforcement of the terms and provisions of the Plan and any Agreement whether by an action to enforce specific performance or for damages for its breach or otherwise.


                                  Article X
                            Approval of Directors

     The Plan shall take effect on the date it is adopted by the Board of Directors.



     IN WITNESS WHEREOF, Chase Packaging Corporation, acting by and through its officers hereunto duly authorized has executed this instrument to be effective the July 10, 1996.

                               CHASE PACKAGING CORPORATION



                               By:     /s/ L. W. Lovell


                                        L. W. Lovell, President

H:\DOCS3\T9140\001X\57147.1



                               EXHIBIT 10.12


                      Bill of Sale dated July 31, 1996

     KNOW ALL MEN BY THESE PRESENTS, that TGC Industries, Inc., 1304 Summit Avenue, Suite 2, Plano, Texas 75074-0846 ("Seller"), for good and valuable consideration paid to Seller by Chase Packaging Corporation, 2550 N.W. Nicolai Street, Portland, Oregon 97210 ("Buyer"), receipt of which is hereby acknowledged, does hereby sell, assign, transfer, and set over unto Buyer, the following (collectively, the "Assets"):

        1. That certain personal property ("Fixed Assets") set forth on Exhibit "A" attached hereto and made a part hereof;

        2. All of Seller's spare parts, supplies, raw materials, work in process, and non-obsolete finished goods inventory;

        3. The current customer list pertaining to customers of Seller's business and customer service files and records which are normally kept or maintained at Seller's business facilities;

        4. All printing and cutting dies and plates owned by Seller and used at Seller's business facilities;

        5. All cash representing customer deposits for future delivery of goods;

        6. All miscellaneous personal properties physically located at Seller's manufacturing facilities which are owned by Seller, which are not listed on Exhibit "A," and which are used in connection with the administration of the business and assets being acquired and the marketing and distribution of the products thereof;

        7. All of Seller's rights in and to computer software, magnetic tape, and other data processing materials located at Seller's manufacturing facilities (provided, that Buyer shall have no right in or to the AS 400 computer or any programs or software therewith);

        8. All books and records physically located at Seller's manufacturing facilities relating to the business and assets being acquired including, without limitation, records with respect to production, engineering, product development, costs, inventory, machinery, and equipment; business development, costs, inventory, machinery, and equipment; business development plans, advertising matter, mailing lists, photographs, sales materials and records, purchasing materials and records, personnel records of employees whose employment will be continued with Buyer, manufacturing and quality control records and procedures, research and development files, records, data, and laboratory books, media materials and plates, sales order files, plans, specifications, surveys, construction contracts, and other materials relating to Seller's real property (which is also being conveyed by Seller to Buyer on this date), and other records reasonably necessary to continue the business and assets being acquired as heretofore and presently being conducted by Seller; and

        9. All trade secrets, inventions, know how, formula, processes, procedures, research records, records of inventions, test information, market surveys, and marketing know-how (if any) which are owned by Seller and employed solely in the business conducted at Seller's manufacturing facilities.

     To have and to hold the same unto Buyer, its successors and assigns, forever.

     Seller hereby represents and warrants to Buyer that Seller has good and marketable title to all of the assets specified above (subject to any outstanding liens and encumbrances) and that Seller has full right, power, and authority to sell, assign, and transfer the assets and to make this bill of sale. OTHER THAN AS PROVIDED IN THE SALE AGREEMENT, SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO THE CONDITION OF ANY OF THE ASSETS BEING SOLD HEREUNDER. BUYER HAS INSPECTED SAME TO THE EXTENT BUYER DEEMS NECESSARY AND IS PURCHASING SAME, AS IS, WHERE IS, AND SELLER HEREBY DISCLAIMS ANY WARRANTY IMPLIED BY LAW OR OTHERWISE.

     Seller and Buyer acknowledge their understanding that Seller will be retaining a manufacturing facility located in Portland, Oregon (the "Portland Facility") which was a part of the packaging business being conveyed on this date by Seller to Buyer. Seller is retaining the Portland Facility for the reason that Seller is in the midst of complicated negotiations which are expected to lead to a sale of the manufacturing facility to a third party. In the event such sale is successfully consummated, Seller hereby covenants and agrees that it shall be contractually committed hereunder to pay to Buyer a cash sum equal to the net sale proceeds (if any) remaining after payment in full of the mortgage debt encumbering the Portland Facility owing to Union Camp Corporation and the payment of all costs associated with such sale transaction.

     The parties acknowledge their understanding and agreement that there are various debts and obligations associated with the packaging business being transferred by Seller to Buyer on this date, and Buyer hereby covenants and agrees to assume all such debts and liabilities and to reimburse Seller, and hold Seller harmless from, any losses and costs (of whatsoever nature) which Seller may suffer as a result of, or in any way connected with, Buyer's failure to assume and pay all such debts and liabilities (it being further understood that at no time, whether in connection with the liquidation and dissolution of (Old) Chase Packaging Corporation, or the formation of (New) Chase Corporation, did Seller assume any of the debts and/or liabilities of the packaging business being transferred on this date to Buyer).

     IN WITNESS WHEREOF, Seller has caused these presents to be executed, sealed, and delivered to be effective the 31st day of July, 1996.

                              TGC Industries, Inc.



                              By:  /s/ Robert J. Campbell
                                        Robert J. Campbell, Vice Chairman
                                        of the Board



ACCEPTED AND AGREED TO:

     CHASE PACKAGING CORPORATION



     By:  /s/ L. W. Lovell
               L. W. Lovell, President